Exhibit 99.1

These materials are important and require your immediate attention. They require the Shareholders and Secured Debtholders of Pengrowth Energy Corporation (“Pengrowth”) to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors.

NOTICE OF SPECIAL MEETINGS OF THE SHAREHOLDERS AND SECURED DEBTHOLDERS OF PENGROWTH

TO BE HELD ON DECEMBER 18, 2019

and

NOTICE OF ORIGINATING APPLICATION

TO THE COURT OF QUEEN’S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PROPOSED PLAN OF ARRANGEMENT

involving

PENGROWTH ENERGY CORPORATION, CONA RESOURCES LTD., WATEROUS ENERGY FUND

(CANADIAN) LP, WATEROUS ENERGY FUND (US) LP, WATEROUS ENERGY FUND

(INTERNATIONAL) LP,

AND THE SHAREHOLDERS, OPTIONHOLDERS, INCENTIVEHOLDERS AND

SECURED DEBTHOLDERS OF

PENGROWTH ENERGY CORPORATION

The Board of Directors of Pengrowth Energy Corporation UNANIMOUSLY recommends that the Shareholders and Secured Debtholders vote “FOR” the Arrangement.

November 18, 2019

- ii -

LETTER TO THE SHAREHOLDERS AND SECURED DEBTHOLDERS OF PENGROWTH

November 18, 2019

Dear Shareholders and Secured Debtholders of Pengrowth:

You are invited to attend the special meeting of the Shareholders (the “Shareholder Meeting”) and the special meeting of Secured Debtholders of Pengrowth (the “Secured Debtholder Meeting”, and together with the Shareholder Meeting, the “Meetings”), to be held at 2:00 p.m. (Calgary time) on December 18, 2019 at Livingston Place (South Tower) in the Livingston Place Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada. The “Shareholders” are the holders of common shares (the “Shares”) of Pengrowth Energy Corporation (“Pengrowth”) and the “Secured Debtholders” are: (i) the holders of Pengrowth’s 7.98% Senior Secured Notes, Series B, due May 11, 2020 (the “2010 Notes”); (ii) the holders of Pengrowth’s 5.49% Senior Secured Notes, Series A, originally due October 18, 2019, 5.45% Senior Secured Notes, Series D, originally due October 18, 2019, 6.07% Senior Secured Notes, Series B, due October 18, 2022, 6.74% Senior Secured Notes, Series E, due October 18, 2022, and 6.17% Senior Secured Notes, Series C, due October 18, 2024 (collectively, the “2012 Notes” and together with the 2010 Notes, the “Notes”; and (iii) the syndicate of lenders (the “Lenders”) under the Credit Agreement (as defined in the attached Information Circular).).

At the Meetings, Shareholders and Secured Debtholders will be asked to consider, and, if deemed advisable, to pass a special resolution (in each case, the “Arrangement Resolution”), approving an arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta) which provides for, among other matters, the acquisition by Cona Resources Ltd. (the “Purchaser”) of all of the outstanding Shares and payment by Pengrowth, with funds advanced by the Purchaser of certain amounts outstanding under the Credit Agreement and the outstanding Notes on the terms set forth in the arrangement agreement among Pengrowth, Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, and the Purchaser (the “Arrangement Agreement”).

Pursuant to the Arrangement:

•

Shareholders (other than dissenting Shareholders) and former holders of incentive awards who receive Shares pursuant to the plan of arrangement, will receive, for each Share held, $0.05 in cash (the “Cash Consideration”);

•

Pengrowth will distribute to each Shareholder (other than dissenting Shareholders but for greater certainty including those former holders of Pengrowth incentive awards who receive Shares pursuant to the plan of arrangement), as a dividend-in-kind, such Shareholder’s pro rata share of the Litigation Trust Interests (as defined in the plan of arrangement); and

•

Secured Debtholders will receive (a) a cash payment in US$, equal to the sum of (i) US$366,308,000, $196,456,000, and £12,106,000, (ii) plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement between October 31, 2019 and the effective date of the Arrangement; and (b) payment in respect of (i) standby fees, issuance fees and fronting fees as set out in the Credit Agreement and (ii) accrued and unpaid interest in respect of the amounts outstanding under the Credit Agreement and the Notes up to and including October 31, 2019, and for the period from January 1, 2020 to the effective date of the Arrangement (if the effective date does not occur on or prior to December 31, 2019).

While commodity and equity markets have continued to deteriorate, Pengrowth has remained focused on improving its balance sheet despite the challenging market conditions. After an extensive review of Pengrowth’s strategic and financial options, the board of directors of Pengrowth (the “Pengrowth Board”) and management team have determined to pursue the Arrangement as the best alternative for all Pengrowth stakeholders.

- ii -

Provided the Shareholders and the Secured Debtholders approve the Arrangement, it is anticipated that the Arrangement will be completed in early January 2020, subject to obtaining approval of the Court of Queen’s Bench of Alberta, approval under the Competition Act (Canada), and satisfying other usual and customary conditions contained in the Arrangement Agreement.

Full details of the Arrangement are set out in the accompanying Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth and information circular and proxy statement of Pengrowth (the “Information Circular”). The Information Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. You should consider carefully all of the information in the Information Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

The full text of the Arrangement Resolution is set forth in Appendix A to the Information Circular and must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority in number of the Secured Debtholders holding at least 66 2/3% of the Secured Indebtedness (as defined in the plan of arrangement) held by the Secured Debtholders, converted to U.S. dollars, as of the Record Date. The Shareholders and the Secured Debtholders will vote separately on the Arrangement Resolution and the Secured Debtholders will vote together as a single class.

Tudor, Pickering, Holt & Co. (“TPH”) is acting as a financial advisor to Pengrowth in connection with the Arrangement. TPH has provided the Pengrowth Board with an opinion that, as of the date of such opinion, the cash consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The written fairness opinion of TPH is attached as Appendix D to the Information Circular.

Following an extensive review and analysis of the Arrangement and consideration of other available alternatives and other relevant factors considered by the Pengrowth Board, the Pengrowth Board has unanimously: (i) determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders; (ii) resolved to recommend that the Shareholders and Secured Debtholders vote in favour of the Arrangement; and (iii) determined that the consideration to be received by the Shareholders and the Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and the Secured Debtholders, respectively. The Pengrowth Board unanimously recommends that Shareholders and the Secured Debtholders vote in favour of the Arrangement Resolution.

All of the directors and executive officers of Pengrowth have entered into Shareholder Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement. In addition, as of the date of this Information Circular, approximately 92% of the Secured Debtholders collectively holding approximately 93% of the Secured Indebtedness, converted to U.S. dollars, have entered into Secured Debtholder Support Agreements pursuant to which they have agreed, subject to certain conditions, to vote in favour of the Arrangement Resolution at the Secured Debtholder Meeting and to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement and the Note Purchase Agreements in connection with the implementation of the Arrangement.

It is important that your Shares and the Secured Indebtedness be represented at the Meetings. Whether or not you are able to attend the Meetings, we urge you to complete, sign and mail the applicable enclosed form(s) of proxy to, or deposit it with, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or, in the case of Shareholders only, online at www.investorvote.com or by telephone, toll-free in North America at 1-866-732-8683, in any event not later than 2:00 p.m. (Calgary time) on December 16, 2019 or, if the applicable Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the applicable Meeting is reconvened or held, as the case may be.

Non-registered or beneficial Shareholders (collectively, the “Beneficial Pengrowth Shareholders”) who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Shareholder Meeting on their behalf. Secured Debtholders are encouraged to reach out to Computershare Trust Company of Canada, in its capacity as collateral agent for the Secured Debtholders (the “Collateral Agent”) under the Intercreditor Agreement (as defined in the Information Circular), in the event of any change of address or contact information for such Secured Debtholder.

- iii -

Beneficial Pengrowth Shareholders will receive the applicable consideration for their Shares through their nominee. Only registered Shareholders are required to complete a letter of transmittal (the “Letter of Transmittal”) in accordance with the instructions included, sign and return it to Computershare Trust Company of Canada, in the envelope provided, together with the certificates or direct registration statement (“DRS”) advices representing the Shares and any other required documents in order to receive the Cash Consideration. The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) or DRS Advice(s) representing your Shares for the Cash Consideration under the Arrangement. You will not receive your Cash Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Shares and any other required documentation to Computershare Trust Company of Canada.

The consideration payable to the Secured Debtholders under the Arrangement will be paid to the Collateral Agent for distribution to Secured Debtholders in accordance with the terms of the Intercreditor Agreement. Secured Debtholders are not required to complete a Letter of Transmittal in order to receive payment of such consideration.

On behalf of the Pengrowth Board, I would like to thank all Shareholders and Secured Debtholders for their ongoing support as we work towards completion of this important transaction. We would also like to thank our employees who have worked very hard in assisting us throughout this process.

Yours very truly,

(Signed) “Pete Sametz”

President and Chief Executive Officer

Pengrowth Energy Corporation

- iv -

PENGROWTH ENERGY CORPORATION

NOTICE OF SPECIAL MEETINGS OF SHAREHOLDERS AND SECURED DEBTHOLDERS OF PENGROWTH

NOTICE IS HEREBY GIVEN that, pursuant to an order (the ”Interim Order”) of the Court of Queen’s Bench of Alberta (the ”Court”) dated November 15, 2019, a special meeting of the Shareholders (the ”Shareholder Meeting”) and a special meeting of the Secured Debtholders (the “Secured Debtholder Meeting”, and together with the Shareholder Meeting, the “Meetings”) shall be held at 2:00 p.m. (Calgary time) on December 18, 2019 at Livingston Place (South Tower) in the Livingston Place Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada. The “Shareholders” are the holders of common shares (the “Shares”) of Pengrowth Energy Corporation (“Pengrowth”) and (the “Secured Debtholders”) are: (i) the holders of Pengrowth’s 7.98% Senior Secured Notes, Series B, due May 11, 2020 (the “2010 Notes”); (ii) the holders of Pengrowth’s 5.49% Senior Secured Notes, Series A, originally due October 18, 2019, 5.45% Senior Secured Notes, Series D, originally due October 18, 2019, 6.07% Senior Secured Notes, Series B, due October 18, 2022, 6.74% Senior Secured Notes, Series E, due October 18, 2022, and 6.17% Senior Secured Notes, Series C, due October 18, 2024 (collectively, the “2012 Notes” and together with the 2010 Notes, the “Notes); and (iii) the syndicate of lenders (the “Lenders”) under the Credit Agreement (as defined in the attached Information Circular). The Meetings shall be held for the following purposes:

1.

for Shareholders and Secured Debtholders to each consider, and if deemed advisable, to pass, with or without variation, a special resolution (in each case, the ”Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth (the “Information Circular”), to approve an arrangement (the ”Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the ”ABCA”) involving Pengrowth, Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, Cona Resources Ltd. and the securityholders and secured lenders of Pengrowth, all as more particularly described in the Information Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Meetings or any adjournment or postponement thereof.

Full details of the Arrangement are set out in the information circular and proxy statement of Pengrowth (the “Information Circular”), which accompanies this Notice. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular.

The board of directors of Pengrowth has set the close of business on November 18, 2019 (the ”Record Date”) as the record date for determining Shareholders and Secured Debtholders who are entitled to receive notice of the Meetings.

Shareholders of record as at the Record Date are entitled to receive notice of the Shareholder Meeting and to vote those Shares included in the list of Shareholders entitled to vote at the Shareholder Meeting prepared as at the Record Date, unless, any such Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that he or she owns such Shares, demands, not later than 10 days before the Shareholder Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Shareholder Meeting, in which case such transferee shall be entitled to vote such Shares at the Shareholder Meeting.

In the case of Secured Debtholders, only Secured Debtholders whose names have been entered in the register of holders of Notes (“Noteholders”) or who are Lenders under the Credit Agreement, as applicable, as confirmed by counsel to the Noteholders and Lenders, respectively, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Secured Debtholder Meeting.

The Arrangement Resolution must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority in number of the Secured Debtholders holding at least 66 2/3% of the outstanding obligations, indebtedness and liabilities of Pengrowth and its affiliates under the Credit Agreement and the Note Purchase Agreements (together, the “Secured Indebtedness”) converted to U.S. dollars as of the Record Date.

- v -

The Shareholders and the Secured Debtholders will vote separately on the Arrangement Resolution and the Secured Debtholders will vote together as a single class.

It is important that your Shares and Secured Indebtedness be represented at the Meetings. Whether or not you are able to attend the Meetings, we urge you to complete, sign and mail the applicable enclosed form(s) of proxy to, or deposit it with, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or, in the case of Shareholders only, online at www.investorvote.com or by telephone, toll-free in North America at 1-866-732-8683, in any event not later than 2:00 p.m. (Calgary time) on December 16, 2019 or, if the applicable Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the applicable Meeting is reconvened or held, as the case may be.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Shareholder Meeting on their behalf.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Meetings, or any adjournment thereof. As of the date hereof, management of Pengrowth knows of no amendments, variations or other matters to come before the Meetings other than the matters set forth in this Notice. Shareholders and Secured Debtholders who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Arrangement Resolution.

Pursuant to the Interim Order, registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A registered Shareholder wishing to exercise the right of dissent with respect to the Arrangement must send to Pengrowth a written objection to the Arrangement Resolution, which written objection must be received by Pengrowth c/o McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: James Pasieka by no later than 4:00 p.m. (Calgary time) on December 16, 2019 or, if the Shareholder Meeting is adjourned or postponed, by 4:00 p.m. (Calgary time) on the day that is two Business Days immediately preceding the date on which the Shareholder Meeting is reconvened or held, and must otherwise strictly comply with Section 191 of the ABCA, as modified by the Interim Order and the Arrangement. A registered Shareholder’s right to dissent is more particularly described in the Information Circular, and a copy of the Interim Order and the text of Section 191 of the ABCA are set forth in Appendix B and Appendix E, respectively, to the Information Circular.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Pengrowth or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent.

- vi -

DATED at Calgary, Alberta, this 18th day of November, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

(Signed) “Pete Sametz” President and Chief Executive Officer

- vii -

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, C. B.9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

PENGROWTH ENERGY CORPORATION, CONA RESOURCES LTD., WATEROUS ENERGY FUND

(CANADIAN) LP, WATEROUS ENERGY FUND (US) LP, WATEROUS ENERGY FUND

(INTERNATIONAL) LP,

AND THE SECURITYHOLDERS AND SECURED DEBTHOLDERS OF

PENGROWTH ENERGY CORPORATION

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the ”Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the ”Court”) on behalf of Pengrowth Energy Corporation (“Pengrowth”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the ”ABCA”), involving, Pengrowth, Cona Resources Ltd. (the “Purchaser”), Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, and the securityholders and secured debtholders of Pengrowth. The “Shareholders” are the holders of common shares (the “Shares”) of Pengrowth Energy Corporation (“Pengrowth”) and the “Secured Debtholders” are: (i) the holders of Pengrowth’s 7.98% Senior Secured Notes, Series B, due May 11, 2020 (the “2010 Notes”); (ii) Pengrowth’s 5.49% Senior Secured Notes, Series A, originally due October 18, 2019, 5.45% Senior Secured Notes, Series D, originally due October 18, 2019, 6.07% Senior Secured Notes, Series B, due October 18, 2022, 6.74% Senior Secured Notes, Series E, due October 18, 2022, and 6.17% Senior Secured Notes, Series C, due October 18, 2024 (collectively, the “2012 Notes” and together with the 2010 Notes, the “Notes”); and (iii) the syndicate of lenders (the “Lenders”) under the Credit Agreement (as defined in the attached Information Circular), with a principal obligation outstanding of $177,000,000 as of the Record Date (as defined below).

The Arrangement is described in greater detail in the information circular and proxy statement of Pengrowth dated November 18, 2019 (the “Information Circular”), accompanying this Notice of Originating Application.

At the hearing of the Application, Pengrowth intends to seek:

(a)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, from a substantive and procedural point of view, to the Shareholders, Secured Debtholders and other persons affected;

(c)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, become effective in accordance with its terms and will be binding on and after the effective time of the Arrangement; and

(d)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the Application was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, T2P 5P7, on the 19th day of December, 2019 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Shareholder, Secured Debtholder or other interested party desiring to appear and make submissions at the Application (other than Secured Debtholders who have entered into Support Agreements) is required to file with the Court and serve upon Pengrowth, on or before 4:00 p.m. (Calgary time) on December 16, 2019 (or, if the applicable Meeting is adjourned or postponed, by 4:00 p.m. (Calgary time) on the day that is two Business Days

- viii -

immediately preceding the date on which the applicable Meeting is reconvened or held), a notice of intention to appear including the interested party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such interested party intends to support or oppose the Application or make submissions at the Application (other than Secured Debtholders who have entered into Support Agreements), together with a summary of the position such interested party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on Pengrowth is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, Shareholders, Secured Debtholders and other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by Pengrowth and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing, or who have filed a notice of intention to appear as described above, shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of the Meetings of Shareholders and Secured Debtholders for the purpose of such holders voting upon the resolution to approve the Arrangement and has directed that registered Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder, Secured Debtholder or other interested party requesting the same by the undermentioned solicitors for Pengrowth upon written request delivered to such solicitors as follows:

McCarthy Tétrault LLP

4000, 421 – 7th Avenue S.W.

Calgary, Alberta T2P 4K9

Attention: James Pasieka

DATED at the City of Calgary, in the Province of Alberta, this 18th day of November, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

(Signed) “Pete Sametz” President and Chief Executive Officer

- ix -

VOTING INFORMATION

Capitalized terms used but not specifically defined in this Voting Information shall have the meanings ascribed thereto in the “Glossary of Terms” section of the Information Circular in which this Voting Information is included.

Who is soliciting my proxy?

The management of Pengrowth is soliciting your proxy for use at the Meetings.

What will I be voting on?

You will be voting on the Arrangement Resolution to approve the Arrangement, as more particularly described in the Information Circular in which this Voting Information is included.

Which stakeholders of Pengrowth are voting?

The Shareholders and the Secured Debtholders will be voting at the Meetings. The Shareholders and the Secured Debtholders will vote separately on the Arrangement Resolution and the Secured Debtholders will vote together as a single class.

How many votes do I have?

Subject to the voting restrictions noted below, Shareholders will have one vote for every Share owned at the close of business on November 18, 2019, which is the Record Date. The Secured Debtholders entitled to vote at the Meetings will be entitled to one vote for each US$1.00 of the Secured Indebtedness held by them or owed to them, as applicable, as of the Record Date in respect of the approval of the Arrangement Resolution by the Secured Debtholders and any other matters to be considered at the Meetings.

How many Shares are eligible to vote?

The number of Shares outstanding on November 15, 2019 was 560,113,864 Shares.

How do I vote my Shares and Secured Debt?

If you are eligible to vote and your Shares are registered in your name, you can vote your Shares in person at the Shareholder Meeting or be represented by proxy, as explained below. If your Shares are held in the name of a nominee such as a broker or financial institution, please see the instructions below under the headings “How can a non-registered Shareholder vote?” and “How can a non-registered Shareholder vote in person at the Meetings?”

Each registered Secured Debtholder must be represented in person or by proxy in order to vote at the Secured Debtholder Meeting.

It is important that your Shares and Secured Indebtedness be represented at the Meetings. Whether or not you are able to attend the Meetings, we urge you to complete, sign and mail the applicable enclosed form(s) of proxy to, or deposit it with, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or, in the case of Shareholders only, online at www.investorvote.com or by telephone, toll-free in North America at 1-866-732-8683, in any event not later than 2:00 p.m. (Calgary time) on December 16, 2019 or, if the applicable Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the applicable Meeting is reconvened or held, as the case may be.

Voting by proxy

If you wish to vote at a Meeting but cannot attend in person, you may appoint someone else to vote for you as your proxyholder at the Meeting. You can use the enclosed applicable form of proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed forms of proxy are directors and/or officers of Pengrowth. However, you can choose another person to be your proxyholder, including someone who is not a Shareholder or a Secured Debtholder. You may do so by crossing out the names printed on the applicable form of proxy and inserting another person’s name in the blank space provided.

- x -

How will my proxy be voted?

On the applicable form of proxy, you can indicate how you want your proxyholder to vote your Shares or Secured Indebtedness, or you can let your proxyholder decide for you.

If you have specified on the applicable form of proxy how you want your Shares or Secured Indebtedness to be voted in respect of the Arrangement Resolution (by marking FOR or AGAINST) then your proxyholder must vote your Shares or Secured Indebtedness accordingly.

If you have not specified on the applicable form of proxy how you want your Shares or Secured Indebtedness to be voted, then your proxyholder can vote your Shares or Secured Indebtedness as he or she sees fit.

Unless contrary instructions are provided, Shares or Secured Indebtedness represented by proxies received by Pengrowth will be voted FOR the Arrangement Resolution to approve the Arrangement.

What if there are amendments or if other matters are brought before the Meetings?

The enclosed forms of proxy give the persons named on them authority to use their discretion in voting on other business, including amendments or variations to the matters identified in the Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth, as may properly be brought before the Meetings.

As of the time of printing the Information Circular, management of Pengrowth is not aware that any other matter is to be brought before the Meetings. If, however, other matters properly come before the Meetings, the persons named in the enclosed forms of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the applicable form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the registered office of Pengrowth at any time up to and including the last Business Day (as defined in the Plan of Arrangement) before the day of the Meetings at which the proxy is to be used, or to the Chairman of the Meetings on the day of the Meetings.

Who counts the votes?

Proxies are counted by our transfer agent, Computershare Trust Company of Canada, the registrar and transfer agent for the Shares. Computershare Trust Company of Canada will act as scrutineer at the Shareholder Meeting and the Secured Debtholder Meeting.

How are proxies solicited?

Management of Pengrowth requests that you sign and return the enclosed applicable form of proxy to ensure your votes are exercised at the Meetings. The solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees and/or agents of Pengrowth, including by proxy solicitation agents that may be specifically retained for such purpose. All costs of solicitation for the Meetings will be borne by Pengrowth.

- xi -

How can a non-registered Shareholder vote?

If your Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Information Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Shares will be voted. If you are a non-registered Shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered Shareholder vote in person at the Meetings?

Since Pengrowth may not have access to the names of its non-registered Shareholders, if you attend the Shareholder Meeting, Pengrowth will have no record of your holdings or of your entitlement to vote, unless your nominee has appointed you as the proxyholder. Therefore, if you are a non-registered Shareholder and wish to vote in person at the Meetings, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meetings.

How can a Secured Debtholder vote?

Each registered Secured Debtholder must be represented in person or by proxy in order to vote at the Secured Debtholder Meeting.

It is important that your Secured Indebtedness be represented at the Secured Debtholder Meeting. Whether or not you are able to attend the Secured Debtholder Meeting, we urge you to complete, sign and mail the applicable enclosed form(s) of proxy to, or deposit it with, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 2:00 p.m. (Calgary time) on December 16, 2019 or, if the Secured Debtholder Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time at which the Secured Debtholder Meeting is reconvened or held, as the case may be.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below. Terms and abbreviations used in the Appendices to this Information Circular are defined separately therein.

“2010 Note Purchase Agreement” means the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;

“2012 Note Purchase Agreement” means the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019, September 30, 2019 and November 14, 2019, and as may be further amended or amended and restated;

“2010 Notes” means the U.S.$94,115,000 aggregate principal amount of 7.98% Senior Secured Notes, Series B, due May 11, 2020 of Pengrowth;

“2012 Notes” means, collectively:

a)	the U.S.$28,115,000 aggregate principal amount of 5.49% Senior Secured Notes, Series A, originally due October 18, 2019;

b)	the £12,106,000 aggregate principal amount of 5.45% Senior Secured Notes, Series D, originally due October 18, 2019;

c)	the U.S.$85,205,600 aggregate principal amount of 6.07% Senior Secured Notes, Series B, due October 18, 2022;

d)	the $20,456,000 aggregate principal amount of 6.74% Senior Secured Notes, Series E, due October 18, 2022; and

e)	the U.S.$158,873,000 aggregate principal amount of 6.17% Senior Secured Notes, Series C, due October 18, 2024;

“2019 Maturity Notes” means, collectively, the 5.49% Senior Secured Notes, Series A and 5.45% Senior Secured Notes, Series D issued pursuant to the 2012 Note Purchase Agreement;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B 9;

“Additional Litigation Funding Amount” means an amount not to exceed $200,000 in the aggregate, to be transferred to and contributed to the Litigation Trust by Pengrowth in accordance with the Litigation Trust Agreement as and when required by the Litigation Trustee to fund the Litigation Trust Claim;

“Acquisition Proposal” means any inquiry or the making of any proposal or offer by any Person, or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-over Bids and Issuer Bids), other than the Purchaser or WEF or any Person acting jointly or in concert with the Purchaser or WEF and excluding the Arrangement and the transactions contemplated by the Arrangement Agreement, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of securities of Pengrowth that, when taken together with any securities of Pengrowth held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting securities of Pengrowth or rights or interests therein;

(b)

any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of 20% or more of the assets of Pengrowth;

(c)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Pengrowth;

(d)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Pengrowth; or

(e)

any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Cona of the Arrangement (and, for greater certainty, such other transaction would include any transaction with the Secured Debtholders (or any of them) relating to the amendments of the terms of the applicable Secured Indebtedness, other than as set forth in the Arrangement Agreement, and the maturities thereunder, other than as made or contemplated under and pursuant to the Secured Debtholder Support Agreement;

but in any event, excluding any of the foregoing in relation to an alternative transaction between the Parties including, but not limited to, by way of a court process approved by the Pengrowth Board, including any proceedings under the CCAA and except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the outstanding voting securities” shall be deemed to be references to “all of the outstanding voting securities”, and the references to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets”;

“affiliate” means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Alberta)

“Agreement Date” means October 31, 2019;

“Alternative Transaction Agreement” means the letter agreement relating to matters outside the scope of the Arrangement, among Pengrowth, the Purchaser, and WEF, pursuant to which the parties may, subject to the terms and conditions therein and the terms of a definitive agreement between the parties, pursue an alternative transaction structure in the event that the Arrangement Agreement is terminated in certain circumstances, as more fully described under “The Arrangement – Alternative Transaction”;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder and the rules and policies of the TSX, in each case as such may be amended from time to time prior to the Effective Date;

“Applicable Laws” means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

“ARC” means an advance ruling certificate pursuant to Section 102 of the Competition Act;

“Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of November 13, 2019 and effective as of October 31, 2019, among Pengrowth, Cona and WEF, providing for the Arrangement, which agreement amended and restated the Original Arrangement Agreement and includes any and all amendments thereto;

“Arrangement Resolution” means, as applicable, the resolution in respect of the Arrangement to be considered by the Shareholders and Secured Debtholders at the Meetings, in the form attached as Appendix A to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

“associate” has the meaning ascribed to such term in the Securities Act (Alberta);

“Beneficial Pengrowth Shareholder” means Shareholders who hold their Shares through an Intermediary or who otherwise do not hold their Shares in their own name;

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

“Cash Consideration” means $0.05 in cash per Share;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Closing Date” means the date on which the Articles of Arrangement will be filed with the Registrar, which date will be the second Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5 of the Arrangement Agreement, or such other date as may be agreed to in writing by the Purchaser and Pengrowth;

“Collateral Agent” means Computershare Trust Company of Canada, in its capacity as collateral agent under the Intercreditor Agreement;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives, where the context requires;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C 34, as amended;

“Competition Act Approval” means the occurrence of one or more of the following:

(a)	an ARC pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the Arrangement on terms satisfactory to Cona acting reasonably; or

(b)

(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act; and (ii) the Commissioner shall have issued a “no-action” letter confirming that the Commissioner does not at that time intend to make an application for an order under section 92 of the Competition Act in respect of the Arrangement, on terms satisfactory to Cona, acting reasonably, and such “no-action” letter remains in full force and effect at Closing.

“Cona” means Cona Resources Ltd., a corporation incorporated under the ABCA;

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement between Pengrowth and Waterous Energy Fund Management Corp. dated May 3, 2019;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreement” means the amended and restated credit agreement among Pengrowth, the Lender Agent, the Lenders and the other parties thereto dated October 12, 2017, as amended by a first amending agreement made as of March 25, 2019, a second amending agreement made as of September 30, 2019, a third amending agreement made as of October 31, 2019, and a forbearance and fourth amending agreement made as of November 14, 2019 and as may be further amended or amended and restated;

“Depositary” means Computershare Trust Company of Canada or such other Person as may be appointed by Cona for the purpose of receiving deposits of certificates or DRS Advice(s) formerly representing Shares;

“DEU” means an outstanding deferred entitlement unit of Pengrowth granted under the DEU Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“DEU Plan” means the former deferred entitlement share plan of Pengrowth providing for the grant of DEUs to employees, officers and directors of Pengrowth and consultants to Pengrowth designated by the board of directors of Pengrowth for participation in the DEU Plan;

“Dissent Rights” means the right of a Dissenting Shareholder pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 of the Plan of Arrangement to dissent to the Arrangement Resolution and to be paid the fair value of the holder’s Shares, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Shareholder who has duly and validly exercised its Dissent Rights in respect of its Shares and has not withdrawn or been deemed to have withdrawn such exercise of its Dissent Rights;

“Dividend” means the dividend-in-kind being the distribution of the Litigation Trust Interests;

“DRS Advice” means direct registration statement advice;

“DSU” means an outstanding deferred share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time that the Certificate is issued;

“Employment Agreements” means the employment agreements entered into between Pengrowth and certain officers of Pengrowth, true and complete copies of which have been provided to Cona prior to the date hereof, but excluding employment agreements relating to the Key Executive Retention Program and Key Employee Retention Program;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, Laws governing the use and storage of Hazardous Substances;

“Fairness Opinion” means the opinion of TPH, as a financial advisor to Pengrowth, to the effect that the Cash Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by the Court;

“”FX Date” means the date that is two Business Days prior to the Effective Date, or such other date as may be agreed by the Parties and the Secured Debtholders;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“Governmental Authority” means (i) any domestic or foreign, federal, provincial, territorial, state, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and (iii) the TSX;

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health and safety;

“Incentiveholders” means the holders of Incentives;

“Incentives” means, collectively, DEUs, DSUs, PSUs and RSUs;

“Information Circular” means this information circular and proxy statement, including all appendices, schedules and exhibits thereto, to be sent by Pengrowth to the Shareholders and Secured Debtholders in connection with the Meetings, as amended, supplemented or otherwise modified;

“Initial Litigation Funding Amount” means a cash amount of $50,000 to be contributed by Pengrowth to the Litigation Trust on the Effective Date for purposes of providing initial funding to the Litigation Trust;

“Intercreditor Agreement” means the Collateral Agency and Intercreditor Agreement dated as of October 17, 2017 among the Lender Agent, the Noteholders, and the Collateral Agent, as amended by a first amending agreement made as of September 30, 2019, and as may be further amended and restated;

“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by the Court;

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary;

“Key Employee Retention Program” means the current retention program of Pengrowth granting certain key employees the right to retention payments;

“Key Executive Retention Program” means the current retention program of Pengrowth granting certain key executives the right to retention payments;

“Laws” means all domestic and foreign, federal, provincial, territorial, state, municipal or local laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Environmental Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;

“Lender Agent” means Royal Bank of Canada, in its capacity as administrative agent under the Credit Agreement;

“Lenders” means the syndicate of financial institutions who are Pengrowth’s counterparties to the Credit Agreement;

“Lender Swap Agreement” has the meaning ascribed to such term in the Credit Agreement;

“Letter of Credit” has the meaning ascribed to such term in the Credit Agreement;

“Letter of Credit Obligations” means the obligations, liabilities, and indebtedness with respect to the Letters of Credit;

“Letter of Intent” means the letter of intent among Pengrowth, Cona and Waterous Energy Fund Management Corp. dated October 25, 2019;

“Letter of Transmittal” means the letter of transmittal forwarded to Shareholders pursuant to which Shareholders required to deliver certificates or DRS Advices representing Shares in connection with the Arrangement;

“Litigation Trust” means the trust to be established on the Effective Date in accordance with the Litigation Trust Agreement, which trust will acquire the Litigation Trust Claim and receive the Litigation Funding Amount in accordance with the Plan of Arrangement;

“Litigation Trust Agreement” means the trust agreement dated effective as of the Effective Date, between Pengrowth and the Litigation Trustee, establishing the Litigation Trust;

“Litigation Trust Claim” means Alberta Court of Queen’s Bench Action No. 1701-11469;

“Litigation Trust Interests” means the beneficial interests in the Litigation Trust;

“Litigation Trustee” means a Person to be determined by Pengrowth prior to the Effective Time, to serve as trustee of the Litigation Trust pursuant to and in accordance with the terms of the Litigation Trust Agreement;

“LTIP” means the current long term incentive plan of Pengrowth providing for the grant of DSUs, PSUs and RSUs to permanent employees (including directors and officers) and service providers of Pengrowth who have been designated by Pengrowth for participation in the LTIP;

“LTIP Schedule” means the schedule agreed upon by the Purchaser and Pengrowth immediately prior to the Effective Time containing (i) a list of the Incentives outstanding immediately prior to the Effective Time; (ii) the holders of such Incentives; and (iii) the aggregate number of Shares that each holder of Incentives is entitled to receive upon exercise of such Incentives, less the applicable withholding amount;

“material adverse change” or “material adverse effect” means any fact or state of facts, circumstance, change, effect occurrence or event that, individually or in the aggregate is, or may reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, prospects or cash-flows of Pengrowth other than a change, effect, occurrence or event relating to or resulting from:

(a)	conditions affecting the oil and gas industry as a whole or generally in jurisdictions in which Pengrowth carries on a material portion of its business;

(b)	changes in royalties, GAAP, Applicable Laws or Taxes (or the interpretation, application or non-application thereof of any such changes);

(c)	general economic, financial, currency exchange, securities or commodity market conditions in the jurisdictions in which Pengrowth conducts its operations;

(d)	any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;

(e)	any matter which has been disclosed in the Public Record or any action taken (or omitted to be taken) at the written request of Cona;

(f)

any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted, restricted or contemplated by the Arrangement Agreement or consented to or approved in writing by Cona, or in all such cases, occurring as a direct result thereof;

(g)

a change in the market trading price or trading volume of the Shares (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a material adverse change or a material adverse effect);

(h)

the failure of Pengrowth to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production of petroleum substances disclosed in the Public Record (provided that this clause (h) will not prevent a determination that any circumstance, event, change, effect, fact or occurrence giving rise to such a failure to meet projections or forecasts has resulted in a material adverse effect to the extent it is not otherwise excluded from this definition);

(i)

any changes that arise from changes in commodity prices in the Reserves Reports including with respect to any changes that are reflected in any financial statements of Pengrowth, that are filed by Pengrowth after the Agreement Date; or

(j)	that relates to or arises out of the public announcement of the Arrangement Agreement or the transactions contemplated hereby;

provided, however, that the change or effect referred to in (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Pengrowth, compared to other entities of similar size and operating in the oil and gas industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (a), (b), (c) or (d) above will not be applicable;

“Meetings” means, collectively, the Shareholder Meeting and the Secured Debtholder Meeting;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Notes” means, collectively, the 2010 Notes and the 2012 Notes;

“Noteholders” means the holders of Notes;

“Note Purchase Agreements” means, collectively, the 2010 Note Purchase Agreement and the 2012 Note Purchase Agreement;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Secured Indebtedness;

“Option Plan” means the stock option plan of Pengrowth providing for the grant of Options to directors, officers, employees, consultants and other service providers of Pengrowth;

“Option Termination Agreement” means the agreements to be entered into by Pengrowth and the Pengrowth Optionholders in a form satisfactory to the Purchaser, acting reasonably, pursuant to which Optionholders have agreed or shall agree to surrender such Options in accordance with the provisions of Section 2.5 of the Arrangement Agreement;

“Options” means the outstanding stock options of Pengrowth granted under the Option Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“Optionholders” means the holders of Options;

“Original Arrangement Agreement” means the arrangement agreement dated as of October 31, 2019 among Pengrowth, Cona and WEF with respect to the Arrangement;

“Outside Date” means January 31, 2020 or such later date as may be agreed to in writing by Cona and Pengrowth;

“Parties” means, collectively, the Purchaser, WEF and Pengrowth, and “Party” means any of them;

“Pengrowth” or the “Corporation” means Pengrowth Energy Corporation, a corporation amalgamated under the ABCA;

“Pengrowth Board” means the board of directors of Pengrowth as it may be comprised from time to time;

“Pengrowth Released Party” means Pengrowth and each present and former director, officer, employee, representative, advisor (including legal and financial advisors) and agent of Pengrowth;

“Pengrowth Termination Fee” means $45 million;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement set forth in Schedule “A” to the Arrangement Agreement which is attached as Appendix C to this Information Circular, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof;

“Pro Rata Share” means, for each Shareholder in relation to all Shareholders, the proportion that (i) the number of Shares held by such Shareholder as of the Effective Time plus (ii) the number of Shares, if any, received by such Shareholder on the vesting, surrender and transfer of Incentives pursuant to the Plan of Arrangement, bears in relation to (x) the aggregate number of Shares outstanding as of the Effective Time plus (y) the aggregate number of Shares received by all Shareholders on the vesting, surrender and transfer of Incentives pursuant to Plan of Arrangement, but excluding for the purposes of the foregoing, any Shares held by Dissenting Shareholders;

“PSU” means a performance share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Public Record” means all information filed by Pengrowth since January 1, 2019 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Pengrowth’s profile;

“Purchaser” means Cona Resources Ltd.;

“Purchaser Termination Fee” means $45 million;

“Record Date” means the record date for the Meetings, being November 18, 2019;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

”Reserves Reports” means, collectively:

(a)	the independent engineering evaluation of Pengrowth’s oil and natural gas reserves prepared by GLJ effective December 31, 2018 and dated as of February 27, 2019;

(b)

the independent engineering evaluation of Pengrowth’s oil and natural gas reserves relating to the Corporation’s Lindbergh assets prepared by GLJ effective June 30, 2019 and dated as of August 7, 2019; and

(c)	the independent engineering evaluation of Pengrowth’s contingent resources prepared by GLJ effective December 31, 2018 and dated as of January 15, 2019;

“RSU” means an outstanding restricted share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Secured Debt Documents” means, collectively, (i) the Credit Agreement; (ii) the 2010 Note Purchase Agreement; (iii) the 2012 Note Purchase Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing;

“Secured Debtholder Approval” means the approval of the Arrangement Resolution by the Secured Debtholders at the Secured Debtholder Meeting in accordance with the Interim Order;

“Secured Debtholder Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Secured Debtholder Interest Amount” has the meaning ascribed thereto in the Plan of Arrangement;

“Secured Debtholder Meeting” means the meeting of the Secured Debtholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Secured Debtholders to consider the Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Secured Debtholder Released Party” means each Secured Debtholder and each present and former director, officer, employee, representative, advisor (including legal and financial advisors) and agent of such Secured Debtholder;

“Secured Debtholders” means, collectively, the Lenders and the Noteholders;

“Secured Debtholder Support Agreements” means the support and consent agreements entered into between Pengrowth, the Purchaser and certain of the Secured Debtholders pursuant to which the Secured Debtholders party thereto have agreed, among other things, to support and vote in favour of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement subject to the terms and conditions thereof;

“Secured Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities of Pengrowth and its affiliates to the Lender Agent and the Lenders under the Credit Agreement and to the Noteholders under the Note Purchase Agreements;

“Shareholder Approval” means the approval of the Arrangement Resolution by the Shareholders at the Shareholder Meeting in accordance with the Interim Order;

“Shareholder Meeting” means the meeting of the Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Shareholders to consider the Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Shareholders” means the holders of Shares;

“Shares” means the common shares in the capital of Pengrowth, as constituted on the Agreement Date;

“Shareholder Support Agreements” means the support agreements entered into between Pengrowth and each of the directors and executive officers pursuant to which the director or executive officer has agreed to support and vote in favour of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta);

“Swap Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Pengrowth or its affiliates under, pursuant to or relating to any and all Lender Swap Agreements;

“Swap Lender” has the meaning ascribed to such term in the Credit Agreement;

“Tax” or ”Taxes” means: (i) all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, taxes levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada Pension Plan and other Governmental Authority pension plan and workers compensation premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including any interest, fines or penalties for failure to withhold, collect or remit any tax;

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

“TPH” means Tudor, Pickering, Holt & Co., the financial advisor to Pengrowth in connection with the Arrangement;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Parties” means, collectively the Shareholders and the Secured Debtholders; and

“WEF” means, collectively, Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP.

EXCHANGE RATES

In this Information Circular, unless otherwise indicated, dollar amounts are expressed in Canadian dollars. The following table sets forth, for each period indicated, the average exchange rate for one Canadian dollar expressed in U.S. dollars during such period, and the exchange rate at the end of the period, in each case, based upon the noon buying rates in New York for cable transfers payable in foreign currencies as collected by the Federal Reserve Bank of New York for 2015, 2016, 2017, and 2018.

	Year Ended December 31
	2018	2017	2016	2015
Average ($CAD/$USD)	0.7718	0.7702	0.7551	0.7818

Period End ($CAD/$USD)	0.7329	0.7989	0.7448	0.7226

The following table sets forth, for each period indicated, the average exchange rate for one British pound expressed in U.S. dollars during such period, and the exchange rate at the end of the period, in each case, based upon the noon buying rates in New York for cable transfers payable in foreign currencies as collected by the Federal Reserve Bank of New York for 2015, 2016, 2017, and 2018.

	Year Ended December 31
	2018	2017	2016	2015
Average (£GBP/$USD)	1.3363	1.2890	1.3555	1.5284

Period End (£GBP/$USD)	1.2763	1.3529	1.2337	1.4746

On November 15, 2019 the average exchange rate for one Canadian expressed in U.S. dollars was $0.7558 based upon the aggregated price quotes from financial institutions to the Bank of Canada noon spot rate of exchange. On November 15, 2019 the exchange rate for one British pound expressed in U.S. dollars was $1.29035 based upon the data available on FactSet.

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Pengrowth for use at the Meetings. Other than as set forth herein, no person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement which is attached as Appendix C to this Information Circular and the Plan of Arrangement which is attached as Schedule “A” to the Arrangement Agreement. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. The terms and abbreviations used in the Appendices are defined separately therein. Information contained in this Information Circular is given as of November 18, 2019 unless otherwise specifically stated.

The information concerning WEF and the Purchaser and their affiliates contained in this Information Circular, including the nature of the Competition Act Approval required by or on behalf of the Purchaser or WEF, has been provided by the Purchaser or WEF for inclusion in this Information Circular. Although Pengrowth has no knowledge that any statements contained herein taken from or based on such information provided by the Purchaser or WEF are untrue or incomplete, Pengrowth assumes no responsibility for the accuracy of such information.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. The delivery of this Information Circular does not under any circumstances, imply or represent that there has been no change in the information set forth herein since the date of this Information Circular.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

No Canadian securities regulatory authority, the United States Securities and Exchange Commission or any state securities commission has passed upon the accuracy or adequacy of this Information Circular. Any representation to the contrary is an offence.

Information for Shareholders or Secured Debtholders in the United States

Pengrowth is a corporation existing under the laws of the Province of Alberta. Pengrowth and this solicitation of proxies and the transactions contemplated in this Information Circular are not subject to the requirements of Section 14(a) of the U.S. Exchange Act, and therefore this solicitation is not being effected in accordance with U.S. securities laws. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders or Secured Debtholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Shareholders or Secured Debtholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate and securities laws.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that Pengrowth is organized under the laws of the Province of Alberta, that its officers and directors are residents of countries other than the United States, that certain experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Pengrowth and such other persons are, or will be, located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. In addition, the courts of Canada may not enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

This Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Information Circular.

Shareholders or Secured Debtholders in the United States that are United States taxpayers are advised to consult their independent tax advisors regarding the United States federal, state, local and foreign tax consequences to them of participating in the Arrangement.

Forward-Looking Statements

This Information Circular contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “project”, “should” and variations of such words and similar expressions are intended to identify forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Circular and the documents incorporated by reference herein that address activities, events or developments that Pengrowth expects or anticipates will or may occur in the future, including, but not limited to statements with respect to the Arrangement; the receipt of the Final Order and the timing thereof, the timing of the Effective Date; the benefits of the Arrangement; the treatment of Shareholders and Secured Debtholders under tax laws; Pengrowth’s intention to enter into Option Termination Agreements with the Optionholders; Pengrowth’s ability to repay amounts under the Secured Indebtedness if the Arrangement does not occur; expectations regarding Pengrowth’s ability to raise capital; the nature and effect of an Alternative Transaction, including an Alternative Transaction involving CCAA proceedings; the satisfaction of the conditions precedent for the implementation of the Arrangement and the timing thereof; the timing of the Parties to make the required applications under the Competition Act; stock exchange delisting of the Shares and the timing thereof; may constitute forward-looking statements under Applicable Canadian Securities Laws and necessarily involve known and unknown risks and uncertainties, most of which are beyond Pengrowth’s control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Although Pengrowth believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such risks and uncertainties include, but are not limited to: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of Pengrowth and the Purchaser to obtain the necessary Shareholder and/or Secured Debtholder approvals, Court, regulatory (including under the Competition Act) and other third party approvals required in order to proceed with the Arrangement; and consummation of the Plan of Arrangement being dependent on the satisfaction of customary closing conditions.

Although the forward-looking statements contained in this Information Circular are based upon assumptions which management of Pengrowth believes to be reasonable, Pengrowth cannot assure Shareholders and Secured Debtholders that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this Information Circular, Pengrowth has made assumptions regarding, but not limited to: expectations and assumptions concerning the ability of Pengrowth and the Purchaser to obtain all required approvals for the Arrangement, including, but not limited to, Shareholder and/or Secured Debtholder, Court and Competition Act Approval.

Management of Pengrowth has included the above summary of assumptions and risks related to forward-looking statements provided in this Information Circular in order to provide Shareholders and Secured Debtholders with a more complete perspective in respect of the Arrangement and such information may not be appropriate for other purposes. Pengrowth’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom.

The information contained in this Information Circular identifies additional factors that could affect the completion of the Arrangement. We urge you to carefully consider those factors. Accordingly, Pengrowth gives no assurance nor makes any representations or warranty that the expectations conveyed by the forward-looking statements will prove to be correct and actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements in this Information Circular. All of the forward-looking statements made in this Information Circular are qualified by these cautionary statements. Pengrowth undertakes no obligation to publicly update or revise any forward-looking statements to reflect new information, subsequent events or otherwise, unless so required by Applicable Canadian Securities Laws.

SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Information Circular.

Date, Time and Place of Meetings

The Meetings will be held at be held at 2:00 p.m. (Calgary time) on December 18, 2019 at Livingston Place (South Tower) in the Livingston Place Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, for the purposes set forth in the accompanying Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth. The sole purpose of the Meetings is for the Shareholders and Secured Debtholders to consider and, if deemed advisable, approve the Arrangement Resolution.

The Shareholders entitled to vote at the Shareholder Meeting will be entitled to one vote for each Share held by them in respect of the approval of the Arrangement Resolution by the Shareholders and any other matters to be considered at the Shareholder Meeting.

The Secured Debtholders entitled to vote at the Secured Debtholder Meeting will be entitled to one vote for each US$1.00 of the Secured Indebtedness held by them or owed to them, as applicable, as of the Record Date in respect of the approval of the Arrangement Resolution by the Secured Debtholders and any other matters to be considered at the Secured Debtholder Meeting.

The Shareholders and Secured Debtholders will vote separately on the Arrangement Resolution and the Secured Debtholders will vote together as a single class.

Shareholder Meeting

Shareholders of record as at the Record Date are entitled to receive notice of the Shareholder Meeting and to vote those Shares included in the list of Shareholders entitled to vote at the Shareholder Meeting prepared as at the Record Date, unless, any such Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that he or she owns such Shares, demands, not later than 10 days before the Shareholder Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Shareholder Meeting, in which case such transferee shall be entitled to vote such shares at the Shareholder Meeting.

Secured Debtholder Meeting

In the case of Secured Debtholders, only Secured Debtholders whose names have been entered in the register of Noteholders or who are Lenders under the Credit Agreement, as applicable, as confirmed by counsel to the Noteholders and Lenders, respectively, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Secured Debtholder Meeting.

The Noteholders and the Lenders will vote together at the Secured Debtholder Meeting as a single class.

See “Information Concerning the Meetings– Date, Time and Place of Meetings”.

The Parties

Pengrowth

Pengrowth was originally incorporated pursuant to the ABCA on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010. The Corporation amalgamated with its wholly-owned subsidiaries NAL Energy Corporation, NAL Properties Inc. and NAL Canada West Inc. on January 1, 2013. Pengrowth is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland.

The Shares are listed on the TSX under the trading symbol “PGF” and are traded over-the-counter in the United States on the OTCQX under the symbol “PGHEF”.

Pengrowth is focused on sustainable development and production of oil and gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property.

See “Information Concerning Pengrowth”.

WEF and the Purchaser

WEF is a private limited partnership existing under the laws of the Province of Alberta whose business is the investment in oil and gas companies. WEF holds all of the issued and outstanding common shares in the capital of the Purchaser, a corporation incorporated under the laws of the Province of Alberta. The Purchaser is a heavy oil producer in southwest Saskatchewan.

See “Information Concerning WEF and the Purchaser”.

The Arrangement

The Arrangement will be implemented by way of a court-approved plan of arrangement under the ABCA pursuant to the terms of the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the following transactions will occur:

•	Shareholders (other than Dissenting Shareholders) and former Incentiveholders, who receive Shares pursuant to the Plan of Arrangement, will receive, for each Share held, the Cash Consideration;

•

Pengrowth will distribute to each Shareholder (other than Dissenting Shareholders but for greater certainty including those former Incentiveholders who receive Shares pursuant to the Plan of Arrangement), as a dividend-in-kind, such Shareholder’s Pro Rata Share of the Litigation Trust Interests; and

•

Secured Debtholders will receive (a) a cash payment in US$, equal to the sum of (i) US$366,308,000, $196,456,000, and £12,106,000, (ii) plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement between October 31, 2019 and the Effective Date; and (b) payment in respect of (i) standby fees, issuance fees and fronting fees as set out in the Credit Agreement and (ii) accrued and unpaid interest in respect of the amounts outstanding under the Credit Agreement and the Notes up to and including October 31, 2019, and for the period from January 1, 2020 to the Effective Date (if the Effective Date does not occur on or prior to December 31, 2019).

The Arrangement Agreement is attached to this Information Circular as Appendix C. Pengrowth encourages you to read the Arrangement Agreement as it is the agreement between WEF, the Purchaser and Pengrowth that governs the Arrangement. See “The Arrangement – The Arrangement Agreement”.

The Plan of Arrangement is attached as Schedule “A” to the Arrangement Agreement which is attached as Appendix C to this Information Circular. Pengrowth also encourages you to read the Plan of Arrangement. See “The Arrangement – Arrangement Mechanics”.

Background to the Arrangement

The Arrangement Agreement is the result of the arm’s length negotiation between Pengrowth and the Purchaser and WEF, which follows an extensive strategic review process undertaken by management and the Pengrowth Board, with assistance from its financial advisors. This Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See “The Arrangement - Background to the Arrangement”.

Reasons For and Anticipated Benefits of the Arrangement

In reaching its determination, approval and recommendation in respect of the Arrangement and the Arrangement Resolution, the Pengrowth Board considered many factors, including the terms and conditions of completion the Arrangement, various strategic factors and potential advantages and disadvantages of the Arrangement and the elements of the Arrangement Agreement that provide protection to the Shareholders and Secured Debtholders. Without limiting the generality of the foregoing, the benefits, risks and other factors considered by the Pengrowth Board included the following:

•

the Pengrowth Board concluded that the value offered to Shareholders and Secured Debtholders under the Arrangement is more favourable than: (i) the value that might have been realized through pursuing Pengrowth’s current business plan, given the Pengrowth Board’s assessment of current and prospective industry, economic, commodity and other market conditions and trends affecting the industry generally and Pengrowth in particular, and (ii) any court-supervised process under the CCAA or otherwise;

•	the significant liquidity and capital constraints faced by Pengrowth due to its outstanding indebtedness;

•	the volatility in oil prices and the regulatory uncertainty for companies operating in Western Canada;

•	the extensive strategic review process undertaken by management and the Pengrowth Board, with assistance from its financial advisors;

•

the lengthy and detailed consultation and negotiations with the Secured Debtholders regarding Pengrowth’s strategic options and alternatives and to obtain satisfactory amendments extending the obligations of the Corporation under the Credit Agreement and Note Purchase Agreements;

•

the significant risk that the Corporation may be unable to pay principal, interest or other obligations under the Secured Indebtedness when due and the risk that Pengrowth will be unable to negotiate satisfactory amendment, extension, waiver or forbearance terms in respect of such obligations;

•

while other potential transactions did not offer consideration to equityholders, the Arrangement offers Shareholders $0.05 per Share plus the Shareholder’s Pro Rata Share of the Litigation Trust Interests;

•

in the event that the Arrangement is not completed, the value available to stakeholders may be significantly less than offered under the Arrangement and there is a risk that any proceeds available for distribution to stakeholders would be paid to the Secured Debtholders with no proceeds available for Shareholders;

•

the consideration to be paid to the Shareholders and Secured Debtholders will be comprised partly or entirely of cash, thereby providing Shareholders and the Secured Debtholders with immediate liquidity and certainty of value;

•

TPH provided the Fairness Opinion which provided that, as of the date of the Fairness Opinion, and subject to the scope of review, assumptions, limitations and qualifications set forth therein, the Cash Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

•

the Arrangement must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority of the Secured Debtholders in number holding at least 66 2/3% of the Secured Indebtedness held by the Secured Debtholders, converted to U.S. dollars as of the Record Date;

•

separate class votes will be provided to the Shareholders and the Secured Debtholders at the Meetings, and if either class does not provide the requisite approval for the Arrangement, the Arrangement will not proceed;

•

the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair, both procedurally and substantively, to the Shareholders and Secured Debtholders;

•	registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights and make application to be paid the fair value of their Shares;

•	under the Arrangement Agreement, the Pengrowth Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement; and

•	the other alternatives that had been investigated by Pengrowth and the risks and possible benefits of pursuing such alternatives.

See ”The Arrangement – Reasons For and Anticipated Benefits of the Arrangement” and “The Arrangement - Background to the Arrangement”.

Financial Advisor and Fairness Opinion

TPH is acting as a financial advisor to Pengrowth in connection with the Arrangement. TPH has provided the Pengrowth Board with an opinion that, as of the date of the Fairness Opinion, and subject to the scope of review, assumptions, limitations and qualifications set forth therein, the Cash Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The written Fairness Opinion of TPH is attached as Appendix D to this Information Circular.

The full text of the written Fairness Opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, are attached as Appendix D to this Information Circular. TPH provided the Fairness Opinion for the benefit of the Pengrowth Board in connection with, and for the purpose of, its consideration of the Arrangement. The Fairness Opinion is not to be construed as a recommendation to any Shareholder on whether to vote in favour of the Arrangement Resolution. Shareholders are encouraged to read the opinion carefully and in its entirety. The description of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion.

TPH will be paid a fixed fee for delivery of the Fairness Opinion regardless of the outcome of the Arrangement. TPH will also be paid a fee that is contingent on the completion of the Arrangement or certain alternative transactions. If the Arrangement is completed, a portion of the Fairness Opinion fee will be credited against any fee payable upon completion of the Arrangement. The Company has also agreed to reimburse TPH for reasonable out-of-pocket expenses and to indemnify TPH in respect of certain liabilities that might arise in connection with the Arrangement. See ”The Arrangement – Financial Advisor and Fairness Opinion”.

Recommendation of the Pengrowth Board

Following an extensive review and analysis of the Arrangement and consideration of other available alternatives and other relevant factors considered by the Pengrowth Board, the Pengrowth Board has unanimously: (i) determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders; (ii) resolved to recommend that the Shareholders and Secured Debtholders vote in favour of the Arrangement; and (iii) determined that the consideration to be received by the Shareholders and the Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and the Secured Debtholders, respectively. The Pengrowth Board unanimously recommends that Shareholders and the Secured Debtholders vote in favour of the Arrangement Resolution.

The discussion contained in this Information Circular of the information and factors considered and given weight to by the Pengrowth Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Pengrowth Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

See “The Arrangement – Recommendation of the Pengrowth Board”.

Support Agreements

All of the directors and executive officers of Pengrowth have entered into Shareholder Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution.

In addition, as of the date of this Information Circular, approximately 92% of the Secured Debtholders collectively holding approximately 93% of the Secured Indebtedness, converted to U.S. dollars, have entered into Secured Debtholder Support Agreements pursuant to which they have agreed, subject to certain conditions, to vote in favour of the Arrangement Resolution at the Secured Debtholder Meeting and to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement or the Note Purchase Agreements in connection with the implementation of the Arrangement.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders and Secured Debtholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Shareholder and Secured Debtholder Approval

At the Meetings, the Shareholders and Secured Debtholders will be asked to approve the Arrangement Resolution. The full text of the Arrangement Resolution is set forth in Appendix A to this Information Circular and must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority of the Secured Debtholders in number holding at least 66 2/3% of the Secured Indebtedness held by the Secured Debtholders, converted to U.S. dollars as of the Record Date. The Shareholders and the Secured Debtholders will each vote on the Arrangement Resolution as a separate class.

The receipt of Shareholder Approval and Secured Debtholder Approval is a mutual condition precedent to the completion of the Arrangement of Pengrowth and the Purchaser which is required in order for the Arrangement to proceed.

The Purchaser has a right to terminate the Arrangement Agreement in the event that the Shareholder Approval or Secured Debtholder Approval is not obtained at the Meetings. In such a circumstance, Pengrowth would not be entitled to the Pengrowth Termination Fee. Given the current commodity price environment and Pengrowth’s current financial position, Pengrowth believes that it is critical that Shareholders and Secured Debtholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Shareholder and Secured Debtholder Approval”.

Alternative Transactions

Concurrently with the Arrangement Agreement, the Corporation has entered into the Alternative Transaction Agreement with the Purchaser and WEF, pursuant to which, in the event that: (i) the Arrangement Agreement is terminated by the parties due to inability to receive the Shareholder Approval or the Secured Debtholder Approval; and (ii) the Purchaser and WEF so request, the parties agreed to negotiate in good faith to enter into a definitive agreement providing for an alternative implementation structure in order to complete the acquisition of Pengrowth by the Purchaser. The definitive agreement shall provide for the acquisition by the Purchaser of all of the outstanding Shares or all of the assets, obligations and liabilities of Pengrowth. The alternative implementation structure includes, but is not limited to, a proceeding under the CCAA.

The Alternative Transaction Agreement contemplates a proceeding, including a proceeding under the CCAA, pursuant to which Shareholders may receive the nominal value of $0.001 per Share and the Secured Debtholders will receive, subject to the Purchaser and WEF agreeing with the Corporation otherwise, the same consideration available to them under the Arrangement. The Alternative Transaction Agreement also contemplates that a definitive agreement will be entered between Pengrowth, the Purchaser and WEF containing substantially similar provisions relating to the payment of the Purchaser Termination Fee.

In the event the Arrangement is not completed, including due to the failure by Pengrowth to obtain the Shareholder Approval or the Secured Debtholder Approval, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In such event, the Corporation may determine, subject to further order of the Court, to proceed with an alternative transaction, including pursuant to the Alternative Transaction Agreement, which may include proceedings under the CCAA and the value available to stakeholders may be significantly less than contemplated to be paid under the Arrangement. There is a risk that the amount of proceeds available for distribution to stakeholders as part of any such process could be diminished. In the event of an alternative transaction upon the terms contemplated in the Alternative Transaction Agreement, Shareholders may receive the nominal value of $0.001 per Share, which is significantly less than what is contemplated to be paid to them under the Arrangement. There is significant risk that there will be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances.

Court Approval

Implementation of the Arrangement requires the approval of the Court. Pengrowth made an application to the Court for the Interim Order on November 15, 2019 at which the Court granted the Interim Order.

Subject to the terms of the Arrangement Agreement and Pengrowth obtaining the Shareholder Approval and the Secured Debtholder Approval, Pengrowth will make an application to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be made on December 19, 2019 at 2:00 p.m. (Calgary time) at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or each of Pengrowth or the Purchaser and WEF at or prior to the Effective Time. See “The Arrangement – The Arrangement Agreement – Conditions to Closing”. There is no assurance that conditions to the completion of the Arrangement will be satisfied or waived on a timely basis or at all.

Regulatory Matters

In addition to the approval of Shareholders, Secured Debtholders and the Court, it is a condition to the implementation of the Arrangement that the Competition Act Approval be obtained. See “The Arrangement – Regulatory Matters”.

Effective Time

Closing of the Arrangement will occur on the date on which the Articles of Arrangement are filed with the Registrar, which date will be the second Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in the Arrangement Agreement, or such other date as may be agreed to in writing by the Purchaser and Pengrowth.

Currently it is anticipated that the Effective Date will occur in or around early January 2020. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including failure to satisfy one or more conditions to close. See “The Arrangement – The Arrangement Agreement – Effective Date of the Arrangement”.

The Arrangement Agreement

The Arrangement will be effected pursuant to the terms of the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Pengrowth, the Purchaser and WEF and various conditions precedent to completion of the Arrangement, both mutual and with respect to Pengrowth and the Purchaser and WEF.

The Arrangement Agreement provides that, upon the termination of the Arrangement Agreement upon the occurrence of certain events, in the case of Pengrowth, it is required to pay the Purchaser Termination Fee and, in the case of the Purchaser, it is required to pay the Pengrowth Termination Fee.

The Information Circular includes a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Information Circular, and to the more detailed summary contained elsewhere in this Information Circular. See “The Arrangement – The Arrangement Agreement” and Appendix C to this Information Circular for the entire text of the Arrangement Agreement.

Extension of Secured Indebtedness Maturities

On September 30, 2019, Pengrowth announced it had reached an agreement with the Lenders for a 31-day extension of the maturity date under its Credit Agreement and under the 2019 Maturity Notes that were previously due on October 18, 2019. On October 31, 2019, Pengrowth entered into a third amending agreement to the Credit Agreement with the Lenders, providing for the extension of the maturity date until November 29, 2019. These extensions enabled Pengrowth to continue to advance discussions and negotiations with the Purchaser and the Secured Debtholders regarding potential transaction opportunities.

In connection with entering into the Secured Debtholder Support Agreements, the applicable Secured Debtholders entered into amending agreements to extend the maturity date of the Credit Agreement and the 2019 Maturity Notes while Pengrowth seeks to implement the Arrangement.

Pursuant to a Forbearance and Fourth Amending Agreement to the Credit Agreement dated as of November 14, 2019, the maturity date of Pengrowth’s credit facility was extended to January 31, 2020 and the Lenders agreed to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit

Agreement in connection with the implementation of the Arrangement until the earlier of the maturity date of the credit facility and the occurrence of a forbearance terminating event. The amendments permit Pengrowth to continue to borrow under the credit facility provided that aggregate borrowings do not exceed $180,000,000.

Pursuant to the Fourth Amendment to Note Purchase Agreement dated as of October 18, 2012 made of as November 14, 2019, the maturity date of the 2019 Maturity Notes was extended to the “Termination Date” as defined in the Secured Debtholder Support Agreements. Under the Secured Debtholder Support Agreements, the Noteholders have agreed to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Note Purchase Agreements in connection with the implementation of the Arrangement, subject to the terms of the Secured Debtholder Support Agreements.

Procedure for Exchange of Certificates or DRS Advices by Shareholders

Enclosed with this Information Circular is a form of the Letters of Transmittal which, when properly completed and duly executed and returned together with the certificate or certificates or DRS Advice(s) representing Shares and all other required documents, will enable Shareholders (other than Dissenting Shareholders) to obtain the Cash Consideration in respect of such Shares.

The form of Letter of Transmittal contains instructions on how to exchange the certificate(s) or DRS Advice(s) representing your Shares for the Cash Consideration under the Arrangement. You will not receive your Cash Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documentation, including the Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Shares and any other required documentation to the Depositary.

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Shares that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive the cash payment hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Shares to receive the consideration for such Shares pursuant to the Plan of Arrangement (and any interest, dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to the Purchaser, for no consideration. In such case, any cash (including any interest, dividends or other distributions) shall be returned to the Purchaser.

See “The Arrangement – Arrangement Mechanics” and “The Arrangement – Procedure for Exchange of Certificates or DRS Advices by Shareholders”.

Shareholder Currency Election

All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated. If you are a registered Shareholder, you will receive the Cash Consideration per Share in Canadian dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Cash Consideration per Share in respect of your Shares in U.S. dollars.

If you are a non-registered Shareholder, you will receive the Cash Consideration per Share in Canadian dollars unless you contact the intermediary in whose name your Shares are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Secured Indebtedness Currency Conversion

For the purposes of calculating the Secured Debtholder Consideration and Secured Debtholder Interest Amount, payable to Secured Debtholders under the Arrangement: (i) all Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/ U.S.$ exchange rate on the FX Date; (ii) all Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date; (iii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/U.S.$ exchange rate on the FX Date; and (ii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date.

Incentiveholders

Former Incentiveholders who receive Shares pursuant to the Plan of Arrangement shall not be required to complete and deliver to the Depositary a Letter of Transmittal or surrender for cancellation a certificate representing the Shares received by such former Incentiveholder pursuant to the Plan of Arrangement in order to receive the Cash Consideration which such Shareholder has the right to receive under the Plan of Arrangement for such Shares, less any amount to be withheld. The Depositary may be entitled to rely upon the LTIP Schedule in determining the Persons entitled to receive, and the amount of, Cash Consideration less applicable withholdings, in respect of any Shares issued to former Incentiveholders pursuant to the Plan of Arrangement.

Procedure for the Pro Rata Share of the Litigation Trust Interests

Shareholders (not including Dissenting Shareholders but for greater certainty former Incentiveholders who receive Shares pursuant to the Plan of Arrangement) will receive, as the Dividend, such Shareholder’s Pro Rata Share of the Litigation Trust Interests, to be issued by Pengrowth in accordance with the terms of the Plan of Arrangement and the Litigation Trust Agreement.

Distribution of Secured Debtholder Consideration

On or before the Effective Date, the Purchaser will pay to the Collateral Agent the aggregate amount to be paid to the Secured Debtholders under the Arrangement. The Collateral Agent will distribute such funds to the Secured Debtholders in accordance with the Intercreditor Agreement. Secured Debtholders are not required to complete a Letter of Transmittal in order to receive this payment.

See “The Arrangement - Distribution of Secured Debtholder Consideration”.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A registered Shareholder wishing to exercise Dissent Rights must send to Pengrowth a written objection to the Arrangement Resolution, which written objection must be received by Pengrowth c/o McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: James Pasieka by no later than 4:00 p.m. (Calgary time) on December 16, 2019 or, if the Shareholder Meeting is adjourned or postponed, by 4:00 p.m. (Calgary time) on the day that is two Business Days immediately preceding the date on which the Shareholder Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with Section 191 of the ABCA, as modified by the Interim Order and the Arrangement. A registered Shareholder’s right to dissent is more particularly described in this Information Circular, and a copy of the Interim Order and the text of Section 191 of the ABCA are set forth in Appendix B and Appendix E, respectively, to this Information Circular.

Shareholders who are Beneficial Pengrowth Shareholders and wish to dissent should be aware that only the registered owner of such Shares is entitled to dissent. Accordingly, a Shareholder that is a Beneficial Pengrowth Shareholder desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Pengrowth or, alternatively, make arrangements for the registered holder to dissent on such holder’s behalf. A registered Shareholder may dissent only with respect to all of the Shares held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name and Shareholders who have voted in favour of the Arrangement Resolution shall not be entitled to exercise the Dissent Rights.

It is a condition of the Purchaser and WEF to complete the Arrangement that holders of not more than 5% of the outstanding Shares have exercised Dissent Rights.

It is important that registered Shareholders who wish to exercise Dissent Rights comply strictly with the dissent procedures described in this Information Circular. See “Dissenting Shareholder Rights”.

Stock Exchange Listings

Shares

It is intended that the Shares will be delisted from the TSX approximately two to three Business Days after the Effective Date.

The closing price per Share on October 30, 2019, the last full trading day on the TSX before the public announcement of the proposed Arrangement was $0.20, and on November 15, 2019 the last full trading day on the TSX before the date of this Information Circular, the closing price per Share was $0.055.

Certain Income Tax Consequences of the Arrangement

Canada

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Shareholders and Secured Debtholders who, under the Arrangement, dispose of Shares to the Purchaser or have their Secured Indebtedness extinguished for the applicable consideration. See the discussion under the section entitled “Tax Considerations to Shareholders and Secured Debtholders – Certain Canadian Federal Income Tax Considerations”.

Other

This Information Circular does not contain a summary of the non-Canadian income tax considerations of the Arrangement for Shareholders and Secured Debtholders who are subject to income tax outside of Canada. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Risk Factors

Secured Debtholders and Shareholders should carefully consider the risk factors concerning the Arrangement and the business of Pengrowth described under “Risk Factors”.

THE ARRANGEMENT

Background to the Arrangement

In 2014, Pengrowth completed the largest capital project in the Corporation’s history, the successful construction and start-up of the Lindbergh thermal oil project, shortly before a precipitous drop-off in oil prices. The Corporation maintained an active hedging program to mitigate commodity price risk, and these hedges provided a measure of cash flow stability in 2015 and 2016. In 2015, the Corporation eliminated its dividend and started an asset disposition program to begin reducing its overall debt levels. The objective was to reduce debt by converting from a senior E&P to an intermediate resource play developer by shedding mature, legacy conventional oil and gas assets primarily acquired during the royalty trust era of Pengrowth. By 2017, the bulk of Pengrowth’s hedges had matured through normal course, with gains of $327 million being realized in 2015 and $385 million realized in 2016. With a less certain outlook on cash flow in 2017 due to commodity prices remaining low for longer than anticipated Pengrowth completed a number of dispositions of non-core assets and significantly further deleveraged its balance sheet. Pengrowth generated proceeds of approximately $1.1 billion through these dispositions, including the sale of its Olds-Garrington producing assets in central Alberta for cash consideration of $300 million (prior to closing adjustments); the sale of its Swan Hills producing assets in north central Alberta for $335 million (prior to closing adjustments); the sale of its non-producing Montney lands in north east British Columbia for $92 million; and the sale of other non-core Alberta legacy assets for nominal consideration and the assumption by the purchasers of abandonment and reclamation liabilities. The proceeds from the asset dispositions, together with free cash flow generated by the Corporation, was used to repay indebtedness of approximately $1.3 billion during 2017. On October 12, 2017, Pengrowth completed amendments to the Credit Agreement and Note Purchase Agreements that resulted in a significant reduction in the size of the credit facilities of the Corporation, the granting of a pari passu first-ranking security interest to secure the obligations under the Notes (which were previously unsecured), and the softening of certain financial covenants. During this time frame, Lindbergh production performance exceeded its design capacity, allowing the Corporation to focus its attention on Lindbergh as the key asset for future development. Essentially, the Corporation had transformed its asset base into two resource plays, the Lindbergh SAGD project and the Groundbirch Montney gas play, both of which have an estimated 50 year reserve life for their proven reserves.

In June 2018, Pengrowth announced its multi-year development plan for the Lindbergh and Groundbirch projects (the “Multi-Year Development Plan”). Under the Multi-Year Development Plan, Pengrowth shifted its growth strategy from a large phase 2 build-out of Lindbergh to an incremental approach to align capital spending with Pengrowth’s cash flow generation. Under the Multi-Year Development Plan, capital spending at Lindbergh was determined based on the prevailing price of oil and the free cash flow generation of the Corporation. The Corporation targeted production growth at Lindbergh to 35,000 barrels per day by 2023, with capital spending to be focused on drilling new well pads and infill drilling. As part of this incremental growth strategy, Pengrowth entered into a letter of intent with a third party to construct and own additional co-generation capacity at Lindbergh to provide steam and power for expanded production. Capital spending was simultaneously reduced in the Groundbirch Montney assets given weak natural gas pricing in Western Canada.

In the second half of 2018, Pengrowth focused on executing further transactions to improve the Corporation’s liquidity, specifically through an unsecured debt financing undertaken with the intent of retiring the October 2019 and the May 2020 Note maturities. Industry conditions for commodity markets and capital markets proved to be very challenging in the second half of 2018, and the Corporation’s efforts to issue unsecured debt both in the public high yield market and through private debt investors proved unsuccessful. These efforts took place in the context of industry conditions where crude oil differentials for Western Canada Select crude oil reached record levels, resulting in weak realized prices for Pengrowth and other entities. Daily volatility increased dramatically for oil pricing, natural gas pricing and condensate pricing since that time. North American unsecured debt markets were essentially closed to new issuance by Canadian oil and gas producers. The significant industry challenges faced by Pengrowth and other Canadian companies in part reflected the regulatory and political uncertainty surrounding the inability to construct new pipelines (Energy East cancelled in 2016, Northern Gateway cancelled in 2017, and Trans Mountain and Keystone XL construction delayed during 2018 and 2019). These market access challenges resulted in the Alberta Government intervening through regulatory curtailment, which capped the ability to grow production for Pengrowth and other large Alberta upstream producers with greater than 10,000 bbl/d output. While the actions of the Alberta Government resulted in tighter differentials and stronger realized oil prices, the government intervention also created uncertainty in merger and acquisition markets, as well as capital markets.

The prevailing industry challenges continued from 2018 into 2019, and manifested in a marked and unprecedented decline in transaction and investment activity in the Western Canadian oil and gas industry. Industry conditions for equity and high-yield financing activity for the Canadian upstream oil and gas sector have been, and continue to be, significantly depressed. Transaction and investment activity is currently at its lowest combined levels in more than a decade. Based on figures from the Dealogic and Drillinginfo databases, upstream oil and gas transaction activity has fallen from an average of approximately 180 transactions per year over the past decade, with total value in the range of $13 billion to $55 billion per year, down to less than 40 transactions with a total value of approximately $5 billion in 2019. On an annualized basis for all publicly-announced transactions with reported transaction values, 2019 year-to-date transaction deal value is more than 70% below the average for the 2007 to 2018 timeframe. The availability of equity financing for upstream oil and gas producers has also declined significantly in the past 12 to 18 months. During 2019, there has not been a single public equity financing with proceeds of over $100 million in the upstream Canadian energy sector. Over the past decade, the Canadian upstream sector has raised equity capital in private and public markets of $2 billion to $5 billion per year. Even in the depths of what was dubbed the “Great Recession” in 2008, $2 billion of upstream equity capital was raised in public markets. This current year is 90% worse than 2008. While the market for high-yield debt financing has seen less volatility than the transaction and equity markets, there has also been a significant decline in availability of high-yield debt financing. For 2019 year-to-date, the Canadian upstream energy sector has raised less than $500 million in high-yield debt financings, which on an annualized basis is more than 60% below the average for the period from 2007 to 2018. Collectively, market conditions in 2019 represent bottom quartile access to capital market conditions for upstream producers. In summary, capital is not generally available to intermediate oil and gas companies in Western Canada.

In the context of these challenging conditions, Pengrowth entered 2019 with the Corporation’s credit facility under the Credit Agreement maturing on March 31, 2019 and the 2019 Maturity Notes maturing due on October 18, 2019. From late 2018 throughout the January to March 2019 period, it became evident to Pengrowth that the Lenders would not be supportive of using the credit facility under the Credit Agreement to fund the repayment of the 2019 Maturity Notes. The Lenders further indicated that as a condition for any extension beyond the March 31, 2019 maturity, they would be placing Pengrowth in special loans to provide heightened oversight of the Corporation’s operations. It was in anticipation of the more difficult refinancing environment that the Corporation initiated dialogue with legal and financial advisors to assist in the preparation for a strategic review process. During January and February of 2019, the Corporation maintained regular contact with the agent for the Lenders, and ultimately the Corporation undertook a formal strategic review (the “Strategic Review”) as publicly announced in the Corporation’s March 5, 2019 press release. The Corporation formally retained TPH effective as of January 17, 2019. The Corporation negotiated an extension of its credit facilities under the Credit Agreement, resulting in a March 25, 2019 announcement whereby the maturity of the credit facility was extended to September 30, 2019.

The Strategic Review focused on a dual track process, with the Corporation conducting a marketing process to identify potential business combinations (referred to as “M&A transactions”) while concurrently engaging in discussions with potential new financing sources as well as the Secured Debtholders and their respective advisors regarding an amendment and extension transaction to address the maturities of the Secured Indebtedness (referred to as an “amendment and extension transaction”). Pengrowth’s Board was active in overseeing all aspects of the Strategic Review. Pengrowth’s financial advisor contacted more than 160 financial and strategic parties to inform them of the Strategic Review process. Sixteen parties entered into confidentiality agreements to review confidential information regarding the Corporation, and management presentations were held during April, May and June 2019. Interested parties were provided access to a virtual data room to conduct due diligence and the Corporation and its advisors engaged in significant dialogue with the interested parties to respond to questions and advance potential transactions. The Corporation provided frequent updates to the advisors to the Lenders and the Noteholders throughout the Strategic Review process.

On June 27, 2019, Pengrowth received transaction proposals from a number of strategic and financial parties following the completion of the Strategic Review process. The proposals contemplated a variety of transaction and investment structures in respect of Pengrowth’s business and assets. The Lenders and Noteholders were provided with summaries of the proposals received and Pengrowth’s advisors had detailed discussions with Pengrowth Board and the advisors to the Lenders and the Noteholders with respect to the transaction opportunities and their attractiveness to the Corporation’s stakeholders. TPH undertook follow-up discussions with several of the interested parties to discuss the proposed transactions and any revised proposals.

During July and August 2019, the Pengrowth Board determined that none of the transaction proposals received would deliver acceptable value for the Corporation’s stakeholders. TPH, under the direction of the Pengrowth Board, continued to advance dialogue with transaction counterparties about achieving higher value recognition for the Pengrowth business and Pengrowth stakeholders. Simultaneously, the Corporation re-engaged in discussions with the Secured Debtholders, and exchanged a number of transaction outlines and term sheets, to advance a potential amendment and extension transaction in respect of the Secured Indebtedness. Pengrowth’s Board received frequent updates regarding the status of these discussions and the potential terms and structure of an amendment and extension transaction and provided considerable input into these discussions as well. One of the meaningful challenges in advancing the discussions with the Secured Debtholders was the diverse group of debt providers, including 11 Lenders under the Credit Agreement, and a significant number of Noteholders, with any amendment of the Credit Agreement and the Note Purchase Agreement requiring 100% consent of the affected Lenders and Noteholders. With different maturities, coupons and financial considerations between the various debt investors, consensus proved difficult to achieve for unanimous support for a comprehensive amendment and extension transaction. Pengrowth investigated other potential structures for arriving at a successful amendment and extension of its credit facility under the Credit Agreement and Notes, and received mixed feedback on how Secured Debtholders would respond to the implementation of any such transaction through a plan of arrangement in a court-supervised process.

Discussions with several potential merger and acquisition counterparties continued during June, July, and August 2019, including discussions focused on increasing the consideration available to Pengrowth in a transaction. The discussions with the Purchaser and WEF involved a series of ongoing discussions, with proposals provided on June 27, July 19, September 18, October 17, October 19/21, and October 25, 2019. Each of the proposals varied in different respects, including items such as value to Pengrowth stakeholders, sources of funding, assets acquired, and structure of the proposed transaction.

Throughout September 2019, the Pengrowth Board advanced potential M&A transactions and an amendment and extension transaction with its Secured Debtholders on a dual track basis with a focus on developing a consensual transaction that maximized value for all stakeholders. To facilitate ongoing efforts to advance a transaction, Pengrowth negotiated a 31-day extension of the credit facility, under the Credit Agreement, maturity to October 31, 2019, and also a 31-day extension of the maturity of the 2019 Maturity Notes. As part of this extension, availability under the Credit Agreement was reduced from $330 million to $180 million. As a term of the extension of the October 2019 Notes maturity, the Corporation and the Noteholders agreed to work in good faith to advance a potential amendment and extension transaction on the basis of the non-binding conditional terms exchanged between the parties. To that point, the Corporation and the Noteholders had significantly advanced the terms of a potential amendment and extension transaction, consistent with the Corporation’s understanding that an amendment and extension transaction was an attractive path for the Noteholders due to the enhanced degree of certainty relating to the implementation of such a transaction and that any amendment and extension transaction acceptable to the Secured Debtholders would include a significant dilution of existing Shareholders.

In mid-October 2019, the Purchaser and WEF provided a new transaction proposal that proposed to pay the full principal amount of debt outstanding as well as a degree of equity value through a contingent value payment. The proposal was not acceptable to the Pengrowth Board for a number of reasons, including that it did not provide sufficient stakeholder value. As Pengrowth continued to advance the amendment and extension transaction in accordance with the terms of the September 30, 2019 Note Purchase Agreement amendments, it became clear there was a lack of alignment among Secured Debtholders on whether to proceed with such an amendment and extension transaction and the terms of any such transaction. Given the reduced probability of completing an acceptable amendment and extension transaction, the Pengrowth Board directed its advisors to continue to investigate whether a consensual plan of arrangement transaction could be negotiated with the Purchaser and WEF with improved overall value available to all Pengrowth stakeholders. These discussions culminated in the receipt of a proposal from the Purchaser and WEF on the evening of October 19, 2019 that contemplated Pengrowth equityholders receiving an ownership interest in certain assets of Pengrowth located in northeast B.C.. After thorough review, the Pengrowth Board met on October 21, 2019 to consider the proposal and ultimately determined, with input from legal and financial advisors, that the proposal would not be feasible to implement. In-person meetings between the

Pengrowth Board and management members of Pengrowth and principals from the Purchaser and WEF took place on October 22 and 23, 2019 with a view to narrowing the gap in value and terms around a consensual plan of arrangement transaction that would be implemented with votes undertaken by Pengrowth stakeholders. A letter of intent was negotiated between the parties and was ultimately executed on October 25, 2019. A copy of the letter of intent was provided to the advisors to the Lenders and the Noteholders.

From October 26 to October 31, 2019, the advisors to the Corporation worked with Pengrowth management to construct and negotiate a definitive agreement with the principals and advisors to the Purchaser and WEF. Extensive discussions were undertaken, and the Pengrowth Board was regularly updated on the progress of these discussions. The advisors to the Lenders and Noteholders were also provided with periodic updates on the status of the negotiations and drafts of the definitive agreements. Effective October 31, 2019, the Arrangement Agreement was executed by the parties and Pengrowth Board approval of the Arrangement was obtained. Under the Arrangement Agreement, Pengrowth agreed to use its reasonable best efforts to obtain an executed Secured Debtholder Support Agreement from each Lender and each Noteholder and agreed to continue its efforts up to the date of the Meetings. See “Arrangement Agreement – The Arrangement Agreement”.

Pengrowth’s management and advisors had been in dialogue with the Corporation’s Lenders regarding an extension of the October 31, 2019 credit facility maturity under the Credit Agreement, and given the advancement in the discussions towards an M&A outcome, the Lenders agreed to an extension of the maturity to November 29, 2019 to allow additional time for negotiations to be consummated.

On November 13, 2019, Pengrowth, the Purchaser, and WEF entered into the Arrangement Agreement, providing for certain amendments to the Original Arrangement Agreement, including with respect to the Litigation Trust and associated matters. See “Arrangement – The Arrangement Agreement.”

On November 14, 2019, Secured Debtholders collectively holding approximately 93% of the Secured Indebtedness entered into Secured Debtholder Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution at the Secured Debtholder Meeting and to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement and the Note Purchase Agreements in connection with the implementation of the Arrangement. In connection with entering into the Secured Debtholder Support Agreements, the applicable Secured Debtholders entered into amending agreements to extend the maturity date of the Credit Agreement to January 31, 2020 (subject to certain early termination events, including the completion of the Arrangement or the termination of the Secured Debtholder Support Agreement) and to extend the maturity date of the November 2019 Notes until the Termination Date (as defined in the Secured Debtholder Support Agreements). The parties to the amendment agreements and the Secured Debtholder Support Agreements have also agreed to forbear from exercising any rights or remedies against Pengrowth related to certain specified defaults that may arise under the Credit Agreement and Note Purchase Agreements in connection with the implementation of the Arrangement.

Reasons For and Anticipated Benefits of the Arrangement

In reaching its determination, approval and recommendation in respect of the Arrangement and the Arrangement Resolution, the Pengrowth Board considered many factors, including the terms and conditions of completion of the Arrangement, various strategic factors and potential advantages and disadvantages of the Arrangement and the elements of the Arrangement Agreement that provide protection to the Shareholders and Secured Debtholders. Without limiting the generality of the foregoing, the benefits, risks and other factors considered by the Pengrowth Board included the following:

•

the Pengrowth Board concluded that the value offered to Shareholders and Secured Debtholders under the Arrangement is more favourable than: (i) the value that might have been realized through pursuing Pengrowth’s current business plan, given the Pengrowth Board’s assessment of current and prospective industry, economic, commodity and other market conditions and trends affecting the industry generally and Pengrowth in particular, and (ii) any court-supervised process under the CCAA or otherwise;

•	the significant liquidity and capital constraints faced by Pengrowth due to its outstanding indebtedness;

•	the extensive strategic review process undertaken by management and the Pengrowth Board, with assistance from its financial advisors;

•

the lengthy and detailed consultation and negotiations with the Secured Debtholders to seek satisfactory amendments extending of the obligations of the Corporation under the Credit Agreement and Note Purchase Agreements;

•

the significant risk that the Corporation may be unable to pay principal, interest or other obligations under the Secured Indebtedness when due and the risk that Pengrowth will be unable to negotiate satisfactory amendment, extension or forbearance terms in respect of such obligations;

•

while other potential transactions did not offer consideration to equityholders, the Arrangement offers Shareholders $0.05 per Share plus the Shareholder’s Pro Rata Share of the Litigation Trust Interests;

•

in the event that the Arrangement is not completed, the value available to stakeholders may be significantly less and there is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the Secured Debtholders with no proceeds available for Shareholders;

•

the consideration to be paid to the Shareholders and Secured Debtholders will be comprised partly or entirely of cash, thereby providing Shareholders and the Secured Debtholders with immediate liquidity and certainty of value;

•

TPH provided the Fairness Opinion which provided that, as of the date of such opinion, and subject to the scope of review, assumptions, limitations and qualifications set forth in its opinion, the Cash Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

•

the Arrangement must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority of the Secured Debtholders in number holding at least 66 2/3% of the Secured Indebtedness held by the Secured Debtholders, converted to U.S. dollars as of the Record Date;

•

separate class votes will be provided to the Shareholders and the Secured Debtholders at the Meetings, and if either class does not provide the requisite approval for the Arrangement, the Arrangement will not proceed;

•

the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair to the Shareholders, the Secured Debtholders and other affected parties;

•	registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights and make application to be paid the fair value of their Shares;

•	under the Arrangement Agreement, the Pengrowth Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement; and

•	the other alternatives that had been investigated by Pengrowth and the risks and possible benefits of pursuing such alternatives.

The foregoing summary of the information and factors considered by the Pengrowth Board is not intended to be exhaustive of the factors considered by them in reaching their respective conclusions and making their recommendations. In their evaluation of the Arrangement, individual members of the Pengrowth Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Pengrowth, and based upon the advice of the Pengrowth Board’s legal and financial advisors. In view of the numerous factors considered in connection with their evaluation of the Arrangement, the Pengrowth Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their respective conclusions and recommendations. In addition, individual members of the Pengrowth Board may have given different weights to different factors. The conclusions and recommendations of the Pengrowth Board were made after considering all of the information and factors involved.

Financial Advisor and Fairness Opinion

Pengrowth retained TPH as its financial advisor in connection with the Arrangement. Effective October 31, 2019, TPH provided the verbal Fairness Opinion to the Pengrowth Board. The written Fairness Opinion dated October 31, 2019 was received by Pengrowth on November 13, 2019. The Fairness Opinion provides that, as of the date of the Fairness Opinion and subject to the scope of review, assumptions, limitations and qualifications contained therein the Cash Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

The full text of the written Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix D to this Information Circular. The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the written Fairness Opinion attached as Appendix D to this Information Circular. The Pengrowth Board encourages the Shareholders to read the written Fairness Opinion in its entirety. The Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder or Secured Debtholder on whether to vote in favour of the Arrangement Resolution or as an opinion concerning the trading price or value of the Shares following the announcement or completion of the Arrangement. The Fairness Opinion was part of a number of factors taken into consideration by the Pengrowth Board in making their determinations in respect of the Arrangement described below and in authorizing the submission of the Arrangement Resolution to the Shareholders for approval.

TPH will be paid a fixed fee for delivery of the Fairness Opinion regardless of the outcome of the Arrangement. TPH will also be paid a fee that is contingent on the completion of the Arrangement or certain alternative transactions. If the Arrangement is completed, a portion of the Fairness Opinion fee will be credited against any fee payable upon completion of the Arrangement. The Company has also agreed to reimburse TPH for reasonable out-of-pocket expenses and to indemnify TPH in respect of certain liabilities that might arise in connection with the Arrangement.

Recommendation of the Pengrowth Board

Following an extensive review and analysis of the Arrangement and consideration of other available alternatives and other relevant factors considered by the Pengrowth Board, the Pengrowth Board has unanimously: (i) determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders; (ii) resolved to recommend that the Shareholders and Secured Debtholders vote in favour of the Arrangement; and (iii) determined that the consideration to be received by the Shareholders and the Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and the Secured Debtholders, respectively. The Pengrowth Board unanimously recommends that Shareholders and the Secured Debtholders vote in favour of the Arrangement Resolution.

Arrangement Mechanics

The Arrangement

The Arrangement will be implemented by way of a court approved plan of arrangement under the ABCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders and Secured Debtholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Arrangement Steps

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the implementation of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement which is attached as Appendix C to this Information Circular:

(a)

notwithstanding the terms of the Option Plan, each outstanding Option shall be cancelled for nil consideration and immediately thereafter the Option Plan, all Options and any agreements related thereto shall be terminated and Pengrowth shall have no liabilities or obligations with respect to any Option, the Option Plan or any such agreement;

(b)

subject to Section 5.1 of the Plan of Arrangement, each of the Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, the Purchaser (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares in accordance with the Dissent Rights;

(c)

notwithstanding the terms of the LTIP or the DEU Plan, as applicable, each Incentive outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and shall be surrendered and transferred to Pengrowth (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Incentiveholder whose Incentives are so surrendered and transferred shall be entitled to receive from Pengrowth that number of Shares that are deliverable to such Incentiveholder as set forth in the LTIP Schedule, and:

(i)	the Incentives so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof, the Purchaser or Pengrowth;

(ii)	the Incentiveholders shall cease to be holders of Incentives and to have any rights as Incentiveholders;

(iii)	such Incentiveholders’ names shall be removed as the holders from the registers of DEUs, RSUs, DSUs or PSUs, as applicable, maintained by or on behalf of Pengrowth; and

(iv)

the LTIP, the DEU Plan and any agreements related thereto shall be terminated and of no further force and effect, and Pengrowth shall have no liabilities or obligations with respect to any Incentive, the LTIP, the DEU Plan or any such agreement;

(d)	the Litigation Trust and Litigation Trust Agreement shall be deemed to be effective and Pengrowth shall:

(i)	convey, transfer, and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim;

(ii)	contribute in cash the Initial Litigation Funding Amount to the Litigation Trustee for the benefit of the Litigation Trust; and

(iii)

agree to contribute to the Litigation Trust, from time to time, such cash amounts comprising the Additional Litigation Funding Amount as are required in accordance with the terms and conditions of the Litigation Trust Agreement, in consideration for the issuance to Pengrowth of all the Litigation Trust Interests;

(e)

Pengrowth shall distribute to each Shareholder (other than Dissenting Shareholders but for greater certainty including those former Incentiveholders who receive Shares pursuant to the Plan of Arrangement), as a dividend-in-kind, such Shareholder’s Pro Rata Share of the Litigation Trust Interests;

(f)

all of the Letters of Credit and Letter of Credit Obligations shall be assumed by the Purchaser in accordance with Section 3.3 of the Plan of Arrangement and the Letters of Credit shall have been deemed to have been issued pursuant to the Purchaser’s credit facilities or, if one or more of the issuing Lenders of such Letters of Credit is not a lender under the Purchaser’s credit facilities, such Letters of Credit issued by such Lender(s) who are not lenders under the Purchaser’s credit facilities shall have been replaced by the Purchaser (including by way of providing cash collateral or other credit support acceptable to the existing issuer in its sole discretion) prior to the Effective Time and such Letters of Credit issued by such Lenders who are lenders under the Purchaser’s facilities shall have been deemed to have been issued pursuant to the Purchaser’s credit facilities;

(g)

all of the Swap Indebtedness shall be assumed by the Purchaser, and lenders under the Purchaser’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under the Purchaser’s credit facilities, in each case in accordance with Section 3.4 of the Plan of Arrangement;

(h)

each Secured Debtholder shall be entitled to receive, from the funds paid to the Collateral Agent by the Purchaser, its applicable share of the Secured Debtholder Consideration and Secured Debtholder Interest Amount, as determined under the Intercreditor Agreement, all of which shall be, and shall be deemed to be, received in full and final settlement of its Secured Indebtedness;

(i)	after giving effect to the terms of (f), (g), and (h) above:

(i)

the Obligations of Pengrowth with respect to the Secured Indebtedness and the Secured Debt Documents shall be, and shall be deemed to, have been irrevocably and finally extinguished and the Secured Debtholders and the Lender Agent shall have no further recourse against Pengrowth with respect to the Secured Indebtedness;

(ii)	each Secured Debtholder shall have no further right, title or interest in or to the Secured Indebtedness; and

(iii)

the Secured Indebtedness and the Secured Debt Documents (other than the Letters of Credit and Lender Swap Agreements assumed by the Purchaser on the Effective Date) shall be cancelled, and all security interests granted by Pengrowth in respect of the Secured Indebtedness and the Secured Debt Documents shall be, and shall be deemed to be, released, discharged and extinguished pursuant to the Plan of Arrangement; provided that as between the Secured Debtholders and the Collateral Agent, the Secured Debt Documents shall remain effective for purposes of distributions of the Secured Debtholder Consideration and Secured Debtholder Interest Amount; and

(j)

each outstanding Share (other than those held by Dissenting Shareholders but for greater certainty including each Share received by a former Incentiveholder pursuant to the Plan of Arrangement) shall be transferred to, and acquired by, the Purchaser (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Shareholder (including for greater certainty each former Incentiveholder who received Shares pursuant to the Plan of Arrangement) whose Shares are so transferred shall be entitled to receive from the Purchaser, for each Share so transferred, the Cash Consideration; and

(k)	the release of the Pengrowth Released Parties and the Secured Debtholder Released Parties shall become effective.

Treatment of Options and Incentives

In connection with the Arrangement, the Pengrowth Board has approved the accelerated vesting of all outstanding Options immediately prior to the Effective Time.

Pengrowth has entered into Option Termination Agreements with each Optionholder, pursuant to which the Optionholder has agreed, conditional upon the occurrence of the Effective Time, to surrender for cancellation effective immediately before the Effective Time, all Options held by such Optionholder, for nil consideration, regardless of the number of Options held by such Optionholder. If the Arrangement is completed, each Option held by Optionholders that are outstanding at the Effective Time shall be cancelled under the Arrangement for no consideration.

Notwithstanding the terms of the LTIP and the DEU Plan, if the Arrangement is completed, all outstanding and unvested Incentives will vest and be surrendered and transferred to Purchaser immediately prior to the Effective Time. Holders of any Incentives that are outstanding immediately prior to the Effective Time will be entitled to receive from Pengrowth that number of Shares that are deliverable to such Incentiveholder as set forth in the LTIP Schedule, which Shares will be exchanged for the Cash Consideration, less applicable withholdings, under the Plan of Arrangement.

Effect of the Arrangement on Shareholders and Incentiveholders

If the Arrangement is completed: (i) Shareholders (other than Dissenting Shareholders) shall cease to be holders of the Shares previously held by such Shareholder; (ii) the Purchaser shall become the holder of the Shares transferred to it by the Shareholder; and (iii) the Purchaser shall be required to pay, or cause to be paid, to each Shareholder (other than Dissenting Shareholders and including for greater certainty former Incentiveholders who receive Shares pursuant to the Plan of Arrangement) the Cash Consideration for each Share transferred by such Shareholder to the Purchaser.

Effect of the Arrangement on Noteholders and Lenders

If the Arrangement is completed, each Secured Debtholder will receive its applicable portion of the Secured Debtholder Consideration and Secured Debtholder Interest Amount as determined pursuant to the Intercreditor Agreement. The Secured Debtholder Consideration and the Secured Debtholder Interest Amount will be distributed to Secured Debtholders by the Collateral Agent in accordance with the Intercreditor Agreement. See “The Arrangement – The Arrangement Agreement – Conditions to Closing”.

For the purposes of calculating the Secured Debtholder Consideration and Secured Debtholder Interest Amount, payable to Secured Debtholders under the Arrangement: (i) all Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/ U.S.$ exchange rate on the FX Date; (ii) all Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date; (iii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/U.S.$ exchange rate on the FX Date; and (ii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date.

Consequences of Shareholder Approval or Secured Debtholder Approval Not Being Obtained

If the Arrangement is not completed, including due to the failure by Pengrowth to obtain the Shareholder Approval or the Secured Debtholder Approval, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In such event, the Corporation may determine, subject to further order of the Court, to proceed with an alternative transaction, including pursuant to the Alternative Transaction Agreement, which may include proceedings under the CCAA and the value available to stakeholders may be significantly less than contemplated to be paid under the Arrangement.

There is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the Secured Debtholders, with the remaining proceeds, if any, paid to the Shareholders. In the event of an alternative transaction upon the terms contemplated in the Alternative Transaction Agreement, Shareholders may receive the nominal value of $0.001 per Share, which is significantly less than what is contemplated to be paid under the Arrangement. There is significant risk that there will be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances. See “The Arrangement– Alternative Transactions”.

If the Shareholder Approval or Secured Debtholder Approval is not obtained at the Meeting in accordance with the terms of the Arrangement Agreement and the Interim Order, the Purchaser has a right to terminate the Arrangement Agreement. In such a circumstance, Pengrowth would not be entitled to the Pengrowth Termination Fee, however, the Purchaser Termination Fee may become payable by Pengrowth in certain circumstances (see “The Arrangement - The Arrangement Agreement – Purchaser Termination Fee”). Given the current commodity price environment and Pengrowth’s current financial position, Pengrowth believes that it is critical that the Shareholders and Secured Debtholders vote in favour of the Arrangement Resolution.

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is attached as Appendix C to this Information Circular and the Plan of Arrangement which is attached as Schedule “A” to the Arrangement Agreement. Shareholders and Secured Debtholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Summary of the Arrangement

The Arrangement will be implemented by way of a court-approved plan of arrangement under the ABCA pursuant to the terms of the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the following transactions will occur:

•	Shareholders (other than Dissenting Shareholders) and former Incentiveholders, who receive Shares pursuant to the Plan of Arrangement, will receive the Cash Consideration for each Share held;

•

Pengrowth will distribute to each Shareholder (other than Dissenting Shareholders but for greater certainty including those former Incentiveholders who receive Shares pursuant to the Plan of Arrangement), as a dividend-in-kind, such Shareholder’s Pro Rata Share of the Litigation Trust Interests pursuant to the Plan of Arrangement and the terms of the Litigation Trust Agreement;

•	outstanding Options shall be cancelled under the Arrangement for nil consideration;

•

Secured Debtholders will receive (a) a cash payment in US$, equal to the sum of (i) US$366,308,000, $196,456,000, and £12,106,000, (ii) plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement between October 31, 2019 and the Effective Date; and (b) payment in respect of (i) standby fees, issuance fees and fronting fees as set out in the Credit Agreement and (ii) accrued and unpaid interest in respect of the amounts outstanding under the Credit Agreement and the Notes up to and including October 31, 2019, and for the period from January 1, 2020 to the Effective Date (if the Effective Date does not occur on or prior to December 31, 2019); and

•

as of the Effective Date, Pengrowth shall enter into the Litigation Trust Agreement with the Litigation Trustee and Pengrowth shall transfer and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim.

Effective Date of the Arrangement

After obtaining the approval of the Shareholders and Secured Debtholders, upon the other conditions in the Arrangement Agreement, including receipt of the appropriate Competition Act Approval, being satisfied or waived (if permitted) and upon the Final Order being granted, Pengrowth will file the Articles of Arrangement with the Registrar. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed. Closing of the Arrangement will occur on the date on which the Articles of Arrangement are filed with the Registrar, which date will be the second Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in the Arrangement Agreement, or such other date as may be agreed to in writing by the Purchaser and Pengrowth.

Currently it is anticipated that the Effective Date will be in or around early January 2020. The Parties agree to use reasonable commercial efforts to cause the Effective Date to occur on or about ten Business Days after the date of the Meetings. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons.

Covenants, Representations and Warranties

Pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement in accordance with its terms, to use commercially reasonable efforts to give effect to completion of the Arrangement including satisfaction of the conditions thereto and, in the case of Pengrowth, to maintain its business in the usual and ordinary course, refrain from taking certain actions outside the ordinary course, and use commercially reasonable efforts to cause the resignations of its directors effective at closing. For the complete text of the applicable provisions, see Sections 3.1, 3.2 and 3.3 of the Arrangement Agreement.

In addition, the Arrangement Agreement contains customary representations and warranties of Pengrowth and the Purchaser and WEF relating to, among other things, their respective organization, their authority to enter into the Arrangement Agreement and to consummate the Arrangement and, in the case of Pengrowth, its business, operations and affairs. For the complete text of the applicable provisions, see Sections 4.1 and 4.2 of the Arrangement Agreement.

Covenants of Pengrowth Regarding Non-Solicitation

Pursuant to Section 3.4 of the Arrangement Agreement, Pengrowth has agreed to certain non-solicitation covenants (the “Non-Solicitation Covenants”) in favour of the Purchaser as follows:

(a)

Pengrowth has agreed to: (i) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of officers, directors, employees, consultants, advisors (including financial and legal advisors), representatives and agents or other parties acting on its behalf (“Representatives”) of Pengrowth), if any, with any third parties (other than the Purchaser or WEF) initiated before the Agreement Date with respect to any proposal that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) as and from the Agreement Date until termination of the Arrangement Agreement pursuant to Article 8 thereof, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; and (iii) (pursuant to and in accordance with each applicable confidentiality agreement, but excluding with respect to the Secured Debtholders) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Pengrowth relating to an Acquisition Proposal and shall make commercially reasonable efforts to cause such requests to be honoured.

(b)	Pengrowth has agreed to not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:

(i)

solicit or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)

withdraw or modify, or propose to withdraw or modify, in any manner adverse to the Purchaser, the approvals, determinations and recommendations of the Pengrowth Board as set out in Section 2.2(c) of the Arrangement Agreement;

(iii)

enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or

(v)

release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Pengrowth is a party, including, without limitation, any “standstill provisions” thereunder, provided, however, that notwithstanding the Non-Solicitation Covenants, Pengrowth and its Representatives may:

(vi)

enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Pengrowth or any of its Representatives) seeks to initiate such discussions or negotiations that does not result from a breach of the Non-Solicitation Covenants and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality provisions in the Letter of Intent, along with the information provided thereunder, to the Purchaser, may furnish to such third party information concerning Pengrowth and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)    the third party has first made an unsolicited written bona fide Acquisition Proposal:

(1)

that is not subject to a financing condition and the funds or other consideration necessary for the consummation of such Acquisition Proposal (including, for greater certainty, paying the full amount pursuant to Section 8.1(d)(iii) of the Arrangement Agreement, and paying all of the outstanding Secured Obligations (as defined in the Secured Debtholder Support Agreements), in cash and in full) are available or, as demonstrated to the Pengrowth Board, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any;

(2)	that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of Pengrowth which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes and which access shall not extend beyond the tenth calendar day after which such access is first afforded to the Person making such Acquisition Proposal;

(3)

that the Pengrowth Board and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of being completed in accordance with its terms within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(4)

in respect of which the Pengrowth Board has determined in good faith (after the receipt of advice from its legal counsel in respect of (I) below, and its financial advisors in respect of (II) below, in each case as reflected in the minutes of the Pengrowth Board), that (I) failure to recommend such Acquisition Proposal could be inconsistent with its fiduciary duty under Applicable Laws; and (II) such Acquisition Proposal if consummated in accordance with its terms, would reasonably be expected to result in a transaction financially superior for the Shareholders and Secured Debtholders than the transaction contemplated by the Arrangement Agreement in its current form (including taking into account any modifications to the Arrangement Agreement proposed by Cona as contemplated by Section 3.4(d) of the Arrangement Agreement) (an Acquisition Proposal described in this paragraph (vi) being a “Superior Proposal”); and

(B)

prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Pengrowth provides prompt notice to the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Purchaser a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to the Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, together with the information required to be provided under Section 3.4(d) of the Arrangement Agreement;

(vii)

comply with Division 3 of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders;

(viii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party and, in connection therewith, withdraw any approval or recommendation contemplated by Section 3.4(b)(ii) of the Arrangement Agreement, but only if prior to such acceptance, recommendation, approval or implementation, (A) the Pengrowth Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 3.4(d) of the Arrangement Agreement and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the Pengrowth Board, that the it is a Superior Proposal and the failure to take such action is inconsistent with the discharge of the fiduciary duties of the Pengrowth Board under Applicable Laws, and (B) Pengrowth complies with its obligations set out in Section 3.4(d) of the Arrangement Agreement, and (C) Pengrowth terminates the Arrangement Agreement in accordance with its terms and the third party making the Superior Proposal concurrently therewith pays the Purchaser Termination Fee to the Purchaser;

(ix)

enter into, or participate in, any discussions or negotiations with the Shareholders or Secured Debtholders and their respective Representatives and any matters related to the maturities of the Secured Indebtedness and matters in respect of the Credit Agreement regarding the general operation and revolving thereof until the Effective Time, provided however that any such discussion and negotiations pertain solely to the transactions contemplated by the Arrangement Agreement; and

(x)	with respect to the transactions contemplated by the Arrangement Agreement and any matters related to the maturities of the Secured Indebtedness.

(c)

Pengrowth has agreed to promptly (and in any event within 24 hours of receipt by Pengrowth) notify the Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Pengrowth, its assets, or any amendments to the foregoing received by Pengrowth. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Pengrowth or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Pengrowth). Pengrowth shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as the Purchaser may reasonably request (to the extent then known by Pengrowth). Pengrowth shall keep the Purchaser fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by the Purchaser with respect thereto, and shall provide to the Purchaser copies of all material correspondence and other written material sent to or provided to Pengrowth by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Pengrowth to any Person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of a Superior Proposal, Pengrowth has agreed to give the Purchaser, orally and in writing, at least three Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall: (i) confirm that the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Pengrowth and such third party in all material respects, and Pengrowth will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to the Purchaser. During the three Business Day period commencing on the delivery of such notice, Pengrowth agrees not to accept, recommend, approve or enter into any definitive agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period, Pengrowth shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement that would result in the Arrangement, as amended, being equal or superior from a financial point of view to the Shareholders and Secured Debtholders than the Superior Proposal. In the event the Purchaser confirms in writing its commitment to amend the Arrangement Agreement to provide a transaction financially equivalent or superior for the Shareholders and the Secured Debtholders than the Superior Proposal and so advises the Pengrowth Board prior to the expiry of such three Business Day period, the Pengrowth Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, the Purchaser shall have no obligation to make or negotiate any changes to the Arrangement Agreement in the event that Pengrowth is in receipt of a Superior Proposal. Pengrowth has acknowledged that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of Section 3.4(d) of the Arrangement Agreement.

(e)

The Pengrowth Board has agreed to reaffirm its recommendation of the Arrangement by news release promptly, and in any event within three Business Days of being requested to do so by the Purchaser (or in the event that the Meetings to approve the Arrangement is scheduled to occur within such three Business Day period, prior to the scheduled date of such Meeting), in the event that: (i) any Acquisition Proposal is publicly announced unless the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with Section 3.4 of the Arrangement Agreement; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(d) of the Arrangement Agreement that results in any Acquisition Proposal not being a Superior Proposal.

(f)

The Purchaser has agreed that all information that may be provided to it by Pengrowth with respect to any Superior Proposal pursuant to Section 3.4 of the Arrangement Agreement shall be treated as if it were “Evaluation Material” as that term is defined in the Confidentiality Agreement in favour of Pengrowth and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement in favour of Pengrowth or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(g)	Each Party has agreed to ensure that its Representatives are aware of the Non-Solicitation Covenants. Pengrowth shall be responsible for any breach of Section 3.4 of the Arrangement Agreement.

Conditions to Closing

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, the Parties have the respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Closing Date, or such other time specified, of the following conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of the Purchaser and Pengrowth, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser or Pengrowth, acting reasonably, on appeal or otherwise;

(b)	the Shareholder Approval and the Secured Debtholder Approval shall have been obtained;

(c)

on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to each of the Purchaser and Pengrowth, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser or Pengrowth, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Purchaser and Pengrowth, acting reasonably; and

(e)	the Competition Act Approval shall have been obtained.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.

Conditions in Favour of WEF and Purchaser

The obligation of the Purchaser and WEF to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)

Pengrowth shall have complied in all material respects with its covenants in the Arrangement Agreement, and Pengrowth shall have provided to the Purchaser a certificate of two senior officers certifying compliance with such covenants; provided that Pengrowth shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from the Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)

the representations and warranties of Pengrowth set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) and Pengrowth shall have provided to the Purchaser a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Pengrowth shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from the Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	Pengrowth shall have furnished the Purchaser with:

(i)

a certified copy of each resolution duly passed by the Pengrowth Board approving the execution and delivery of the Arrangement Agreement and the performance by Pengrowth of its obligations under the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement;

(ii)	a certified copy of the Arrangement Resolution approved by Shareholders at the Shareholder Meeting; and

(iii)	a certified copy of the Arrangement Resolution approved by Secured Debtholders at the Secured Debtholder Meeting;

(d)	no material adverse change in respect of Pengrowth shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)

no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Pengrowth before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of the Purchaser, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Pengrowth or would materially delay or impede the ability of the Parties to complete the Arrangement;

(f)

on the Effective Date, each of the directors of Pengrowth shall have provided his or her resignation and each such director shall have delivered a mutual release in favour of Pengrowth and the Purchaser, in a form satisfactory to the Purchaser, acting reasonably;

(g)	holders of not more than 5% of the issued and outstanding Shares shall have exercised such Dissent Rights; and

(i)	the Purchaser shall be satisfied that, immediately prior to the Effective Time:

(i)

there shall not be more than 560,113,864 Shares outstanding (assuming that no Options have been exercised since the Agreement Date, no more than 5,490,127 Shares are issued pursuant to the Incentives) and the Purchaser shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued Shares;

(ii)	the aggregate principal indebtedness of Pengrowth pursuant to the Credit Agreement shall not be greater than $180,000,000;

(iii)	there shall have been no additional Notes or borrowing issued under the Note Purchase Agreements, nor shall there have been any changes to the interest rates or calculations thereunder; and

(iv)

the representations and warranties of Pengrowth in respect of ‘Absence of Undisclosed Liabilities’ and ‘Internal Control Over Financial Reporting’ shall be true and correct immediately prior to the Effective Time as if made on as of such time.

The foregoing conditions are for the exclusive benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances or may be waived by the Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser may have.

Conditions in Favour of Pengrowth

The obligation of Pengrowth to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)

each of the Purchaser and WEF shall have complied in all material respects with its covenants in the Arrangement Agreement, and each of the Purchaser and WEF shall have provided to Pengrowth a certificate of two senior officers certifying compliance with such covenants; provided that the Purchaser and WEF shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)

the representations and warranties of the Purchaser and WEF set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), and each of the Purchaser and WEF shall have provided to Pengrowth a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that the Purchaser and WEF shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)

the Purchaser and WEF shall have furnished Pengrowth with a certified copy of each resolution duly passed by the board of directors of the Purchaser approving the execution and delivery of the Arrangement Agreement and the performance by the Purchaser of its obligations under the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement;

(d)

the Purchaser shall have irrevocably deposited, or caused to be deposited with the Depositary, and Pengrowth shall have received written confirmation of the receipt of such funds by the Depositary, on or before the Effective Date, the aggregate amount that will be payable to the Shareholders and Incentiveholders under the Arrangement;

(e)	all outstanding Letters of Credit of Pengrowth shall be assumed or replaced by the Purchaser on or before the Effective Time;

(f)

all of the Swap Indebtedness shall be assumed by the Purchaser, and lenders under the Purchaser’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under the Purchaser’s credit facilities; and

(g)

the Purchaser shall have irrevocably deposited, or caused to be deposited with the Collateral Agent, and Pengrowth shall have received written confirmation of the receipt of such funds by the Collateral Agent, on or before the Effective Date, the aggregate amount that will be payable to the Secured Debtholders under the Arrangement.

The foregoing conditions are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have.

Termination of the Arrangement Agreement

The Parties have agreed that, pursuant to Section 8.1 of the Arrangement Agreement, the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of the Purchaser and WEF and Pengrowth;

(b)	by either the Purchaser and WEF or Pengrowth, provided that neither a Purchaser Damages Event nor a Pengrowth Damages Event has occurred:

(i)	if the Shareholder Approval is not obtained at the Shareholder Meeting; or

(ii)

if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this paragraph (b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(iii)

as provided in Section 5.4(b) of the Arrangement Agreement, provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of the Arrangement Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Arrangement Agreement;

(c)	by the Purchaser and WEF:

(i)	if Secured Debtholder Approval is not obtained at the Secured Debtholder Meeting; or

(ii)	upon the occurrence of a Purchaser Damages Event, as provided in Section 6.1 of the Arrangement Agreement;

(d)	by Pengrowth:

(i)	upon the occurrence of a Pengrowth Damages Event, as provided in Section 6.2 of the Arrangement Agreement;

(ii)

upon the occurrence of a Purchaser Damages Event, as set out in Section 6.1 of the Arrangement Agreement, and the payment by Pengrowth to the Purchaser of the Purchaser Termination Fee specified in Section 6.1 of the Arrangement Agreement, provided however that Pengrowth has complied with its obligations set out in Section 3.4 of the Arrangement Agreement; or

(iii)

upon the Pengrowth Board (or any committee thereof) accepting, recommending, approving, agreeing to, endorsing or entering into, or proposing publicly to accept, recommend, approve, agree to, endorse or enter into an arrangement to implement a Superior Proposal in accordance with Section 3.4 of the Arrangement Agreement, provided Pengrowth is in compliance with Section 3.4, and that prior to or concurrently with such termination, the third party making the Superior Proposal pays $45 million, as liquidated damages, in immediately available funds, to an account designated by the Purchaser.

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set out in any of Section 2.12, Section 4.3, Article 6 (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Section 6.1(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of the Arrangement Agreement), Article 9 and Article 10 of the Arrangement Agreement, all of which shall survive such termination. For greater certainty, the termination of the Arrangement Agreement pursuant to the foregoing shall not affect the rights or obligations of any Party with respect to the treatment of confidential information pursuant to the letter of intent and the section of the letter of intent regarding confidentiality shall remain in full force and effect, subject to any further agreement of the Parties.

Purchaser Termination Fee

Pursuant to Section 6.1 of the Arrangement Agreement, if at any time after the execution and delivery of the Arrangement Agreement and prior to the termination of the Arrangement Agreement and provided there is no unresolved material breach or non performance by the Purchaser or WEF of any of its covenants, representations or warranties contained in the Arrangement Agreement:

(a)

the Pengrowth Board: (i) fails to make any of the recommendations or determinations required to be made by it in Section 2.2(c) of the Arrangement Agreement; (ii) withdraws, or modifies, changes or qualifies in a manner adverse to the Purchaser any of the recommendations or determinations required to be made by it in Section 2.2(c) of the Arrangement Agreement; (iii) fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.2(c) of the Arrangement Agreement in the manner and within the time period set out in Section 3.4(e) of the Arrangement Agreement; or (iv) resolves or publicly proposes to do any of the foregoing; or

(b)

a bona fide Acquisition Proposal (or a bona fide intention to make one) is publicly announced, proposed, offered or made to Pengrowth, the Shareholders or the Pengrowth Board prior to the date of the Meetings and remains outstanding at the time of the Meetings, and: (i) the Shareholders do not approve the Arrangement Resolution; or (ii) the Arrangement Resolution is not submitted for the approval of the Shareholders at the Shareholder Meeting; and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal is consummated within twelve months of the date of the first Acquisition Proposal is publicly announced, proposed, offered or made (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such date of public announcement, proposal or offer);

(each of the above hereinafter referred to as a “Purchaser Damages Event”) provided no Pengrowth Damages Event has occurred, Pengrowth shall, in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 thereof, pay to the Purchaser the Purchaser Termination Fee, as liquidated damages, in accordance with the timelines set forth in the Arrangement Agreement. Pengrowth shall only be obligated to pay one Purchaser Termination Fee pursuant to Section 6.1 of the Arrangement Agreement. If for any reason the Purchaser Termination Fee is not paid five Business Days after the occurrence of the Purchaser Damages Event (including, for certainty, on account of the Secured Indebtedness being outstanding), and if a perfected and enforceable second lien demand debenture has not been issued to the Purchaser in accordance with Section 2.12 of the Arrangement Agreement, the Purchaser Termination Fee will accrue interest at the rate of 25% per annum, payable in cash on the last day of each of Pengrowth’s fiscal quarters thereafter and if not paid in cash on account of the Secured Indebtedness then being outstanding, will be added to the Purchaser Termination Fee and also accrue interest at the same 25% rate. Pursuant to the Arrangement Agreement, Pengrowth and the Purchaser further agreed that the Purchaser may file proof of claim with respect to the Purchaser Termination Fee in any creditor proceeding, file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claim for the Purchaser Termination Fee or vote in any proposal or plan in any creditor proceeding.

Pengrowth Termination Fee

Pursuant to Section 6.2 of the Arrangement Agreement, if, at any time after the execution and delivery of the Arrangement Agreement and prior to the termination of the Arrangement Agreement and provided there is no unresolved material breach or non performance by Pengrowth of any of its covenants, representations or warranties contained in the Arrangement Agreement:

(a)	the Purchaser breaches any of its covenants made in Section 3.1(f) of the Arrangement Agreement in a material manner; or

(b)

either the Purchaser or WEF fails to complete the Arrangement prior to the Outside Date notwithstanding that each of the conditions contained in Sections 5.1 and 5.2 of the Arrangement Agreement have been satisfied;

(each of the above hereinafter referred to as a “Pengrowth Damages Event”) provided no Purchaser Damages Event has occurred, the Purchaser shall, in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 of the Arrangement Agreement, pay to Pengrowth the Pengrowth Termination Fee, as liquidated damages, in accordance with the timelines set forth in the Arrangement Agreement. The Purchaser and WEF shall only be obligated to pay one Pengrowth Termination Fee pursuant to Section 6.3 of the Arrangement Agreement.

Liquidated Damages and Specific Performance

Each of the Purchaser, WEF and Pengrowth has acknowledged, under Section 6.3 of the Arrangement Agreement, that the payment of the Purchaser Termination Fee, the Pengrowth Termination Fee, or the amounts set forth in Section 8.1(d)(iii) of the Arrangement Agreement are payments of liquidated damages and represent a genuine pre-estimate of the damages that the Purchaser or Pengrowth (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of the Arrangement Agreement and is not a penalty. Each of the Purchaser and Pengrowth have irrevocably waived any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, the Purchaser and Pengrowth have agreed that receipt of the Purchaser Termination Fee, the Pengrowth Termination Fee, or the amounts set forth in Section 8.1(d)(iii), as applicable, is the sole monetary remedy of the Purchaser or Pengrowth (as applicable) under the Arrangement Agreement. Nothing in Article 6 of the Arrangement Agreement shall preclude the Purchaser or Pengrowth from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in the Arrangement Agreement, the Confidentiality Agreements or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith.

Amendments

Arrangement Agreement

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Purchaser, WEF or Pengrowth under the Arrangement Agreement;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)

waive compliance with, or modify, any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Purchaser and WEF or Pengrowth under the Arrangement Agreement; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out in the Arrangement Agreement;

provided that no such amendment reduces or adversely affects the consideration to be received by the Shareholders without approval by the Shareholders or the consideration to be received by the Secured Debtholders without approval by the Secured Debtholders, each given in the same manner as required for the approval of the Arrangement.

Plan of Arrangement

Pengrowth and the Purchaser may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Pengrowth and the Purchaser; (ii) filed with the Court and, if made following the Meetings, approved by the Court; (iii) communicated to the Shareholders and Secured Debtholders in the manner required by the Court (if so required); and (iv) if made following the Meetings, approved by the Secured Debtholders.

Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Pengrowth and the Purchaser at any time prior to or at the Meetings (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Shareholders and Secured Debtholders (other than as may be required by the Interim Order or other order of the Court), shall become part of the Plan of Arrangement for all purposes.

Any amendment, modification or supplement to the Plan of Arrangement (other than any amendment, modification or supplement to cure any ambiguity, defect or inconsistency in each case not affecting the substantive rights of the Secured Debtholders), which is approved or directed by the Court following the Meetings shall be effective only: (i) if it is consented to by Pengrowth and the Purchaser (each acting reasonably); (ii) if it is consented to by the Secured Debtholders; and (iii) if required by the Court or Applicable Laws, it is consented to by Shareholders.

WEF Guarantee

Pursuant to the Arrangement Agreement, WEF has unconditionally and irrevocably guaranteed in favour of Pengrowth the due and punctual performance by the Purchaser of each of the Purchaser’s covenants and obligations under the Arrangement Agreement and the Arrangement. WEF has agreed that Pengrowth shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under such guarantee against WEF and has agreed to be liable for all guaranteed obligations as if it were the principal obligor of such obligations, subject to the qualifications and limitations set forth in the Arrangement Agreement, including, but not limited to, those relating to liquidated damages under Section 6.3 of the Arrangement Agreement.

Alternative Transaction

Concurrently with the Arrangement Agreement, the Corporation has entered into the Alternative Transaction Agreement with the Purchaser and WEF, pursuant to which, in the event that: (i) the Arrangement Agreement is terminated by the parties due to inability to receive the Shareholder Approval or the Secured Debtholder Approval; and (ii) the Purchaser and WEF so request, the parties agreed to negotiate in good faith to enter into a definitive agreement providing for an alternative implementation structure in order to complete the acquisition of Pengrowth by the Purchaser. The definitive agreement shall provide for the acquisition by the Purchaser of all of the outstanding Shares or all of the assets, obligations and liabilities of Pengrowth. The alternative implementation structure includes, but is not limited to, a proceeding under the CCAA.

The Alternative Transaction Agreement contemplates a proceeding, including a proceeding under the CCAA, pursuant to which Shareholders may receive the nominal value of $0.001 per Share and the Secured Debtholders will receive a pro rata portion of the Secured Debtholder Consideration (on the same terms as set forth under the Arrangement), unless otherwise agreed to by the Purchaser and WEF with the Corporation. The Alternative Transaction Agreement also contemplates that a definitive agreement will be entered between Pengrowth, the Purchaser and WEF containing substantially similar provisions relating to the payment of the Purchaser Termination Fee.

Extension of Secured Indebtedness Maturities

On September 30, 2019, Pengrowth announced it had reached an agreement with the Lenders for a 31-day extension of the maturity date under its Credit Agreement and under the 2019 Maturity Notes that were previously due on October 18, 2019. This permitted Pengrowth to continue its negotiations and advance discussions on a potential transaction that could address an overall extension of maturities under the Notes and the Credit Agreement.

On October 31, 2019, Pengrowth entered into a third amending agreement to the Credit Agreement with the Lenders, providing for the extension of the maturity date until November 29, 2019. In connection with seeking the support of the Secured Debtholders to the Arrangement, Pengrowth is seeking an extension of the applicable maturity dates of the Secured Indebtedness scheduled to mature prior to the completion of the Arrangement.

In connection with entering into the Secured Debtholder Support Agreements, the applicable Secured Debtholders entered into amending agreements to extend the maturity date of the Credit Agreement and the 2019 Maturity Notes while Pengrowth seeks to implement the Arrangement.

Pursuant to a Forbearance and Fourth Amending Agreement to the Credit Agreement dated as of November 14, 2019, the maturity date of Pengrowth’s credit facility was extended to January 31, 2020 and the Lenders agreed to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement in connection with the implementation of the Arrangement until the earlier of the maturity date of the credit facility and the occurrence of a forbearance terminating event. The amendments permit Pengrowth to continue to borrow under the credit facility provided that aggregate borrowings do not exceed $180,000,000.

Pursuant to the Fourth Amendment to Note Purchase Agreement dated as of October 18, 2012 made of as November 14, 2019, the maturity date of the 2019 Maturity Notes was extended to the “Termination Date” as defined in the Secured Debtholder Support Agreements. Under the Secured Debtholder Support Agreements, the Noteholders have agreed to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Note Purchase Agreements in connection with the implementation of the Arrangement, subject to the terms of the Secured Debtholder Support Agreements.

Shareholder and Secured Debtholder Approval

At the Meetings, the Shareholders and Secured Debtholders will be asked to approve the Arrangement Resolution. The full text of the Arrangement Resolution is set forth in Appendix A to the Information Circular and must be approved by: (i) a majority of at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the Shareholder Meeting; and (ii) a majority of the Secured Debtholders in number holding at least 66 2/3% of the Secured Indebtedness held by the Secured Debtholders, converted to U.S. dollars as of the Record Date. The Shareholders and the Secured Debtholders will vote separately on the Arrangement Resolution and the Secured Debtholders will vote together as a single class.

The receipt of Shareholder Approval and Secured Debtholder Approval is a mutual condition precedent to the completion of the Arrangement of Pengrowth and the Purchaser which is required to be satisfied in order for the Arrangement to proceed.

If the Secured Debtholder Approval is not obtained at the Secured Debtholder Meeting in accordance with the terms of the Arrangement Agreement and the Interim Order, the Purchaser has a right to terminate the Arrangement Agreement and Pengrowth will be in default under the Credit Agreement and Note Purchase Agreements. The Purchaser also has a right to terminate the Arrangement Agreement in the event that Shareholder Approval is not obtained at the Shareholder Meeting. In either of such circumstances, Pengrowth would not be entitled to the Pengrowth Termination Fee, however, the Purchaser Termination Fee may become payable in certain circumstances as described under “The Arrangement – The Arrangement Agreement – Purchaser Termination Fee”.

Given the current commodity price environment and Pengrowth’s current financial position, Pengrowth believes that it is critical that the Shareholders and Secured Debtholders vote in favour of the Arrangement Resolution. See “Risk Factors”.

Support Agreements

All of the directors and executive officers of Pengrowth have entered into Shareholder Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution. In addition, as of the date of this Information Circular, Pengrowth has received Secured Debtholder Support Agreements from approximately 92% of the Secured Debtholders collectively holding approximately 93% of the Secured Indebtedness, converted to U.S. dollars, pursuant to which they have agreed, subject to certain conditions, to vote in favour of the Arrangement Resolution at the Secured Debtholder Meeting and to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement or the Note Purchase Agreements in connection with the implementation of the Arrangement.

Pursuant to the Shareholder Support Agreements, the directors and officers covenant and agree to, among other things: (i) not sell, transfer or assign any of the Subject Securities (as defined therein); (ii) vote, or cause to be voted, all of the Subject Securities (as defined therein) in favour of the Arrangement Resolution; (iii) not exercise any dissent rights in respect of the Arrangement; and (iv) use commercially reasonable efforts to assist Pengrowth and the Purchaser to successfully complete the Arrangement.

The Shareholder Support Agreements will terminate on the earlier of: (i) the mutual written consent of the Purchaser and the supporting Shareholder to the termination of the Shareholder Support Agreement; (ii) the termination of the Arrangement Agreement in accordance with its terms; (iii) receipt by the Purchaser of written notice of termination by the supporting Shareholder if the terms of the Arrangement Agreement are amended to reduce the amount of or change the form of the consideration payable to the Shareholder without the Shareholder’s consent; or (iv) the Effective Date.

Material Covenants of the Secured Debtholder Support Agreement

Pursuant to Section 6 of the Secured Debtholder Support Agreement, each Consenting Party (as defined therein) covenants and agrees to: (i) support the consummation of the Arrangement; (ii) accept its entitlement to that portion of the Secured Debtholder Consideration and Secured Debtholder Interest Amount as determined pursuant to the

Intercreditor Agreement in full and final satisfaction of the Secured Indebtedness held by such Consenting Party; (iii) refrain from taking or supporting any action that is intended or would reasonably impede or delay the Arrangement; and (iv) forbear from exercising remedies, privileges, or powers or from instituting any enforcement actions with respect to the Secured Indebtedness or any obligations under the Secured Debt Documents.

Pursuant to Section 8 of the Secured Debtholder Support Agreement, Pengrowth covenants and agrees to, among other things: (i) pursue and use its commercial best efforts to complete the Arrangement; (ii) promptly advise the Consenting Parties of any event or circumstance that could reasonably be expected to delay the Arrangement; (iii) provide prompt written notice to the Consenting Parties (as defined therein) upon becoming aware of any Termination Event (as defined therein); (iv) comply with the provisions of the Secured Debt Documents, except as where expressly contemplated otherwise in the Arrangement Agreement; (v) continue to operate business in the ordinary course; (vi) provide to the Consenting Parties (as defined therein) access to information for the purposes of evaluating Pengrowth’s finances and operations; and (viii) deliver to the Consenting Parties all pleadings, motions, and orders associated with the Arrangement in advance of filling or submission, where applicable.

Pursuant to Section 9 of the Secured Debtholder Support Agreement, the Purchaser covenants and agrees to, among other things: (i) pursue and use its commercial best efforts to complete the Arrangement; (ii) promptly advise the Consenting Parties of any event or circumstance that could reasonably be expected to delay the Arrangement; (iii) provide prompt written notice to the Consenting Parties upon becoming aware of any Termination Event (as defined therein); (iv) ensure it will have available funds at the Effective Time to pay the Cash Consideration, the Secured Debtholder Consideration and the Secured Debtholder Interest Amount; (vi) ensure that it has credit facilities available with sufficient availability thereunder to ensure the outstanding Letters of Credit can be assumed and/or replaced at the Effective Time; and (viii) ensure that it can assume all obligations under the Swap Indebtedness and ensure that lenders under its credit facilities will have agreed to novate into the position of Swap Lender.

Ranking of the Purchaser Termination Fee under the Secured Debtholder Support Agreement

Pursuant to the Secured Debtholder Support Agreement, the Purchaser Termination Fee shall constitute a general unsecured claim and rank behind and subordinate to the Secured Obligations (as defined in the Intercreditor Agreement). The Purchaser Termination Fee shall not be payable until the outstanding Secured Obligations (as defined in the Intercreditor Agreement) are repaid in full in cash.

Termination of the Secured Debtholder Support Agreement

The Secured Debtholder Support Agreement will terminate automatically upon: (i) the Effective Time; (ii) the Outside Date; (iii) the date the Arrangement Agreement is terminated; and (iv) the date on which Pengrowth commences a proceeding under the CBCA or CCAA.

An individual Consenting Party to the Secured Debtholder Support Agreement may terminate by written notice upon: (i) the occurrence of any adverse change to the amount or form of Secured Debtholder Consideration; (ii) any increase to the amount of Shareholder Consideration; and (iii) certain modifications or amendments, including, the Secured Debtholder Support Agreement consented to by the Majority Consenting Parties where such individual Consenting Party did not provide consent and is materially affected by such modification or amendment.

The Secured Debtholder Support Agreement may be terminated by the Majority Consenting Party, with written notice to the Corporation and the Purchaser, upon the occurrence of the following events:

(i)

failure of Pengrowth or the Purchaser to comply with, or default by it in the performance or observance of, any covenant set forth in the Secured Debtholder Support Agreement, and provided such failure or default is capable of being cured, is not cured within five (5) Business Days after the receipt of written notice of such failure or default;

(ii)

if any representation, warranty or other statement of Pengrowth or the Purchaser made in the Secured Debtholder Support Agreement proves to be untrue in any material respect as of the date when made; or

(iii)

if any final, non-appealable decision, order or decree is made by a Governmental Entity (as defined therein), an application is made to any Governmental Entity, or an action or investigation is announced or commenced by any Governmental Entity, in consequence of or in connection with the Arrangement that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or prohibit) the Arrangement or any part thereof or requires a material variation of the Arrangement or adversely alters the economic recoveries contemplated by the Arrangement of the Consenting Parties in any respect (notwithstanding the foregoing, this termination right may not be exercised by any party that sought or requested such ruling or order in contravention of any obligation set out in the Secured Debtholder Support Agreement); or

(iv)

if any of the milestones set forth below (each a “Milestone” and collectively, the “Milestones”) have not occurred on or before the corresponding deadline set forth below: (A) obtaining the Interim Order on or before November 22, 2019; or (B) obtaining Shareholder Approval and Secured Debtholder Approval on or before January 10, 2020; or

(v)	Pengrowth or the Purchaser takes action to pursue, or announces its intention to pursue, a transaction other than the Arrangement; or

(vi)

Pengrowth or the Purchaser files, executes, amends, or modifies, any Definitive Document (as defined therein) that is inconsistent with the requirements of the Agreement and such inconsistency has not been agreed to or waived by the Consenting Parties pursuant to Section 16 of the Secured Debtholder Support Agreement; or

(vii)

Pengrowth (A) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, or similar official of Pengrowth or any substantial part of Pengrowth’s property, (B) seeks any arrangement, adjustment, protection, or relief from its debts, or (C) makes a general assignment for the benefit of its creditors.

The Secured Debtholder Support Agreement may be terminated by Consenting Parties representing: (i) the Majority Noteholders (as defined therein) following the occurrence of a default or event of default under the Note Purchase Agreements other than a Specified Default (as defined therein); or (ii) the Majority Lenders (as defined therein) following the occurrence of a Forbearance Terminating Event (as defined therein), default or event of default under the Credit Agreement other than a Specified Default.

The Secured Debtholder Support Agreement may be terminated by the Corporation or the Purchaser, by written notice, if: (i) any final decision or order made by a Governmental Entity restrains, impedes, or prohibits the Arrangement; or (ii) the Consenting Parties fail to vote in favour of the Arrangement Resolution as required.

The Secured Debtholder Support Agreement may be terminated by the Corporation, with the prior consent of the Purchaser, in respect solely of a Breaching Consenting Party (as defined therein) if such Breaching Consenting Party fails to comply with its obligations under the Secured Debtholder Support Agreement or if any representation, warranty or other statement made by such Breaching Consenting Lender is proven to be materially untrue.

The Secured Debtholder Support Agreement may also be mutually terminated by: (i) the Purchaser and Pengrowth following the termination of the Arrangement Agreement in accordance with its terms; or (ii) by written agreement of Pengrowth, the Purchaser and the Majority Consenting Parties (as defined therein).

In the event the Arrangement is not completed, including due to the failure by Pengrowth to obtain the Shareholder Approval or the Secured Debtholder Approval, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In such event, the Corporation may determine, subject to further order of the Court, to proceed with an alternative transaction, including pursuant to the Alternative Transaction Agreement, which may include proceedings under the CCAA and the value available to stakeholders may be significantly less than contemplated to be paid under the Arrangement. There is a risk that any proceeds available for distribution to stakeholders would be paid in priority to Pengrrowth’s debt holders, with the remaining proceeds, if any, paid to the Shareholders. In the event of an alternative transaction upon the terms contemplated in the Alternative Transaction Agreement, Shareholders may receive the nominal value of $0.001 per Share, which is significantly less than what is contemplated to be paid under the Arrangement. There is significant risk that there will be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances.

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 193 of the ABCA. Prior to the mailing of this Information Circular, Pengrowth obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Information Circular.

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by the Shareholders and Secured Debtholders, Pengrowth will make an application to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be made on December 19, 2019 at 2:00 p.m. (Calgary time) at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. In accordance with the Interim Order, should the Court adjourn the hearing to a later date, notice of the later date will be given to those who have filed and delivered an appearance in accordance with the Interim Order. Any Voting Party (other than Secured Debtholders who have entered into Support Agreements) or other interested party desiring to appear and make submissions at the application for the Final Order is required to file with the Court and serve upon Pengrowth, on or before 4:00 p.m. (Calgary time) on December 16, 2019 (or, if the applicable Meeting is adjourned or postponed, by 4:00 p.m. (Calgary time) on the day that is two Business Days immediately preceding the date on which the applicable Meeting is reconvened or held), a notice of intention to appear including the interested party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such interested party intends to support or oppose the application or make submissions at the application, together with a summary of the position such interested party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the applicant shall be effected by service upon the solicitors for Pengrowth c/o McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: James Pasieka. On the application for the Final Order, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted and the other conditions in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed with the Registrar under the ABCA to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed.

Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transaction”). The Arrangement is a Notifiable Transaction, and is conditional upon the receipt of the Competition Act Approval.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction both submit their respective Notification, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete the Notifiable Transaction until 30 days after compliance with such Supplementary Information Request, provided that there is no order by the Competition Tribunal in effect prohibiting completion at the relevant time.

Alternatively, or in addition to filing the Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC, which may be issued by the Commissioner and which precludes him from challenging the Notifiable Transaction based on the information provided, or a “no-action” letter, which may be issued by the Commissioner if he does not, at that time, intend to challenge the Notifiable Transaction by making an application under Section 92 of the Competition Act.

The Commissioner may challenge a transaction, whether or not it is a Notifiable Transaction, either before the transaction is completed or within one year after it was substantially completed (unless an ARC is issued) if he is of the view that the transaction will or is likely to prevent or lessen competition, substantially in a relevant market in Canada.

Pengrowth and Cona each filed their Notification and jointly submitted a request to the Commissioner for an ARC or, in the alternative, a “no-action” letter, on November 7, 2019, to commence the Commissioner’s review of the Arrangement.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Pengrowth Board with respect to the Arrangement, Shareholders and Secured Debtholders should be aware that certain executive officers of Pengrowth and the Pengrowth Board have interests that are, or may be, different from, or in addition to, the interests of other Shareholders or Secured Debtholders. The Pengrowth Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons For and Anticipated Benefits of the Arrangement”. These interests include those described below.

Shares

As at the Agreement Date, the directors and executive officers of Pengrowth owned an aggregate of 2,377,964 Shares or 0.41% of the outstanding Shares (excluding Shares underlying unexercised Options and Incentives). Pursuant to the Shareholder Support Agreements, the directors and executive officers of Pengrowth agreed with the Purchaser to vote such Shares in favour of the Arrangement Resolution.

All of the Shares held by the directors and executive officers of Pengrowth will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder. If the Arrangement is completed, the directors and executive officers of Pengrowth will receive, in exchange for such Shares, an aggregate of approximately $118,896.85.

Notes

As at the Agreement Date, none of the directors or executive officers of Pengrowth owned any Notes.

Options and Incentives

As at the Agreement Date, the directors and executive officers of Pengrowth held an aggregate of 13,590,675 Options (each of which is “out-of-the-money” and, pursuant to option termination agreements between Pengrowth and the directors and executive officers of Pengrowth, each such director and executive officer has agreed, conditional upon the occurrence of the Effective Time, to surrender, effective immediately prior to the Effective Time, all Options for cancellation for nil consideration, regardless of the number of Options held by each of them) and an aggregate of 161,612.87 Incentives.

Pursuant to the LTIP and DEU Plan, all outstanding and unvested Incentives will vest immediately prior to Effective Time. Pursuant to the Arrangement Agreement, the “Combined Payout Percentage”, as such term is defined in the LTIP, with respect to any outstanding performance period for the PSUs, shall be 100%. See “The Arrangement – Effect of the Arrangement on Options and Incentives”.

Continuing Directors and Officers Insurance

The Purchaser has agreed to maintain or cause to be maintained in effect for six years from the Effective Time, customary policies of directors’ and officers’ liability insurance providing coverage comparable to, and in any case no less advantageous to the directors and officers of Pengrowth than, the coverage provided by the directors’ and officers’ policies obtained by Pengrowth that are in effect immediately prior to the Effective Time and providing coverage to the current and former directors and officers of Pengrowth in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date.

Prior to the Effective Time, Pengrowth may, in the alternative, with the consent of Purchaser, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time.

Employment Agreements

Pengrowth has entered into Employment Agreements with certain executive officers of Pengrowth being Pete Sametz (President and Chief Executive Officer) and Randall S. Steele (Chief Operating Officer). The Employment Agreements provide that should there be a Change of Control (as defined in the Employment Agreements), and within ninety (90) days of the Change of Control an event or events that constitute Constructive Dismissal (as defined in the Employment Agreements) occurs, an executive officer has the right, for a period of 90 days following the event to elect to terminate his or her Employment Agreement.

Under such election the executive officer would be entitled to a separation package (the “Separation Package”), as set forth below:

(a) Pete Sametz would be entitled to a Separation Package of: (i) a lump sum payment equal to two (2) times Base Salary (as defined in his Employment Agreement) plus two (2) times his current target performance bonus; (ii) all accrued and unpaid Base Salary (as defined in his Employment Agreement); (iii) a prorated portion of any annual cash performance bonus awarded by the Pengrowth Board; and (iv) a per diem amount for all accrued and unpaid vacation entitlement; and

(b) Randall S. Steele would be entitled to a Separation Package of: (i) a lump sum payment equal to one and three quarters (1.75) years total cash compensation (salary plus target bonus); (ii) all accrued and unpaid Base Salary (as defined in his Employment Agreement); (iii) a pro-rated portion of any annual cash performance bonus awarded by the Pengrowth Board; and (iv) a per diem amount for all accrued and unpaid vacation entitlement.

An event constituting Constructive Dismissal would include an adverse change by the Corporation, without agreement of the executive officer, in any of the duties, powers, rights, discretions, salary, titles, lines of reporting or location of employment, such that there is a change or series of changes in the responsibilities and status of the executive officer taken as a whole, or other reason which would constitute constructive dismissal.

See “The Arrangement – Interests of Certain Persons in the Arrangement – Cash Payments to Directors and Executive Officers of Pengrowth”.

Cash Payments to Directors and Executive Officers of Pengrowth

The table below sets out for each director and executive officer of Pengrowth, based on certain assumptions: (i) the number of Shares and the percentage of the outstanding Shares held; (ii) the amount of cash payable pursuant to the Arrangement for Incentives as a result of the accelerated vesting of such Incentives that will occur pursuant to the terms of the LTIP and DEU Plan as a result of the Arrangement; and (iii) in the case of the executive officers of Pengrowth, the amount of cash to potentially be paid to such individuals pursuant to the Option Termination Agreements, if applicable.

Name, Municipality and Position	Number of Shares held / % of outstanding Shares(1)	Cash Consideration to be Received under the Arrangement with respect to Incentives for which vesting will be accelerated as a result of the Arrangement(4) ($)	Potential Cash Payment to be made pursuant to Employment Agreement(2) ($)
Peter D. Sametz Alberta, Canada Director, President and Chief Executive Officer	183,823 (0.03%)	11,508.80	1,664,600.00

Wayne K. Foo. Alberta, Canada Director	31,290 (0.01%)	27,577.92	N/A

Chandra A. Henry Alberta, Canada Director	0 (0%)	8,970.20	N/A

Kelvin B. Johnston Alberta, Canada Chairman and Director	209,389 (0.04%)	33,900.14	N/A

James D. MacFarland Alberta, Canada Director	87,948 (0.02%)	25,962.33	N/A

D. Michael G. Stewart Alberta, Canada Director	115,809 (0.02%)	27,728.99	N/A

Christopher G. Webster Alberta, Canada Chief Financial Officer	1,144,109 (0.20%)	17,714.75	N/A

Randall S. Steele Alberta, Canada Chief Operating Officer	605,596 (0.11%)	11,809.85	910,000.00
Total:	2,377,964 / 0.41%	165,172.98	2,574,600

Notes:

(1)

Prior to giving effect to the issuance of Shares pursuant to Incentives that were to vest and be payable, in accordance with the terms of such Incentives, the LTIP and the DEU Plan, on the date hereof.

(2)

Completion of the Arrangement will constitute a “Change of Control” for purposes of the Employment Agreements. No Separation Package payments will be payable thereunder assuming that the employment relationship between Pengrowth and each of the executive officers does not change, in connection with the completion of the Arrangement, in a manner to constitute termination without cause.

(3)

It is anticipated that each of the directors and executive officers of Pengrowth shall enter into Option Termination Agreements pursuant to which they shall agree, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time, all Options, for cancellation for nil consideration regardless of the number of Options held by each of them. Any Options held by the directors and executive officers of Pengrowth that are outstanding at the Effective Time shall be cancelled under the Arrangement for no consideration.

(4)	Each Shareholder, including former Incentiveholders, will receive the Shareholder’s Pro Rata Share of the Litigation Trust Interests, as a dividend-in-kind.

Procedure for Exchange of Certificates or DRS Advices by Shareholders

Enclosed with this Information Circular are forms of Letters of Transmittal which, when properly completed and duly executed and returned together with the certificate or certificates or DRS Advices representing Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Cash Consideration that such holder is entitled to receive under the Arrangement.

The forms of Letters of Transmittal contain instructions on how to exchange the certificate(s) or DRS Advice(s) representing your Shares for the Cash Consideration under the Arrangement. You will not receive your Cash Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Shares and any other required documentation, to the Depositary.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Pengrowth Shareholder holding your Shares through an Intermediary, you should contact that Intermediary for instructions and assistance in depositing certificates representing your Shares and any other required documentation, as applicable, and carefully follow any instructions provided to you by such Intermediary.

From and after the Effective Time, all certificates or DRS Advice(s) that represented Shares immediately prior to the Effective Time will cease to represent any rights with respect to Shares and will only represent the right to receive the Cash Consideration or, in the case of Dissenting Shareholders, the right to receive fair value for their Shares.

A cheque in the amount payable to the former Shareholder who has complied with the procedures set forth above will, as soon as practicable after the Effective Date: (i) be forwarded to the holder at the address specified in the Letter of Transmittal by insured first class mail; or (ii) be made available at the offices of the Depositary for pick-up by the holder as requested by the holder in the Letter of Transmittal. Under no circumstances will interest accrue or be paid by the Purchaser, Pengrowth or the Depositary to persons depositing Shares for the Cash Consideration regardless of any delay in making such payment.

Any use of mail to transmit certificate(s) representing Shares and the Letter of Transmittal is at each holder’s risk. Pengrowth recommends that such certificate(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares has been lost, stolen or destroyed, the Shareholder should contact the Depositary and upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to the Plan of Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom such consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Depositary, Pengrowth and the Purchaser, each acting reasonably, or otherwise indemnify the Depositary, Pengrowth and the Purchaser in a manner satisfactory to the Depositary, Pengrowth and the Purchaser, each acting reasonably, against any claim that may be made against the Depositary, Pengrowth or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed. See also the instructions in the Letters of Transmittal.

Shareholder Currency Election

All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated. If you are a registered Shareholder, you will receive the Cash Consideration per Share in Canadian dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Cash Consideration per Share in respect of your Shares in U.S. dollars.

If you are a non-registered Shareholder, you will receive the Cash Consideration per Share in Canadian dollars unless you contact the intermediary in whose name your Shares are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Failure to Deposit Certificates or DRS Advices

Subject to any Applicable Laws relating to unclaimed personal property, any certificate or DRS Advice formerly representing Shares that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive the cash payment under the Plan of Arrangement that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Shares to receive the Cash Consideration pursuant to the Plan of Arrangement (and any interest, dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to the Purchaser, for no consideration. In such case, any cash (including any interest, dividends or other distributions) shall be returned to the Purchaser.

Incentiveholders

Former Incentiveholders who receive Shares pursuant to the Plan of Arrangement shall not be required to complete and deliver to the Depositary a Letter of Transmittal or surrender for cancellation a certificate representing the Shares received by such former Incentiveholder pursuant to the Plan of Arrangement in order to receive the Cash Consideration which such Shareholder has the right to receive under the Plan of Arrangement for such Shares, less any amount to be withheld. The Depositary may be entitled to rely upon the LTIP Schedule in determining the Persons entitled to receive, and the amount of, Cash Consideration less applicable withholdings, in respect of any Shares issued to former Incentiveholders pursuant to the Plan of Arrangement.

Distribution of Secured Debtholder Consideration

In connection with the completion of the Arrangement, the Purchaser shall pay or cause to be paid to the Collateral Agent, on behalf of the Secured Debtholders, the aggregate Secured Debtholder Consideration and Secured Debtholder Interest Amount to be distributed to the Secured Debtholders in accordance with the Intercreditor Agreement. Under no circumstances will interest accrue or be paid by the Purchaser, Pengrowth or the Collateral Agent following the deposit of such amounts with the Collateral Agent regardless of any delay in making such payment.

For the purposes of calculating the Secured Debtholder Consideration and Secured Debtholder Interest Amount, payable to Secured Debtholders under the Arrangement: (i) all Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/ U.S.$ exchange rate on the FX Date; (ii) all Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date; (iii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in British pound sterling shall be converted to U.S. dollars based on the £/U.S.$ exchange rate on the FX Date; and (ii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in Canadian dollars shall be converted to U.S. dollars based on the $/U.S.$ exchange rate on the FX Date.

On the Effective Date, the Obligations of Pengrowth with respect to the Secured Indebtedness and the Secured Debt Documents shall be, and shall be deemed to have been, irrevocably and finally extinguished and the Secured Debtholders and the Lender Agent shall have no further recourse against Pengrowth with respect to the Secured Indebtedness.

Stock Exchange Listings

Shares

It is intended that the Shares will be delisted from the TSX after the Effective Date.

The closing price per share of the Shares on October 31, 2019, the last full trading day on the TSX before the public announcement of the proposed Arrangement was $0.20, and on November 15, 2019, the last full trading day on the TSX before the date of this Information Circular, the closing price per share of the Shares was $0.055.

Price Range and Volume of Trading of Shares

Period	High	Low	Volume
2019
November (1 - 15)	$0.12	$0.045	41,735,784
October	$0.28	$0.18	7,475,300
September	$0.26	$0.38	6,358,741
August	$0.25	$0.44	6,864,487
July	$0.42	$0.54	7,028,996
June	$0.46	$0.53	6,025,521
May	$0.46	$0.70	19,897,977
April	$0.52	$0.66	7,952,493
March	$0.51	$0.79	15,765,264
February	$0.74	$0.79	4,861,614
January	$0.77	$0.60	6,735,442
2018
December	$0.72	$0.465	12,773,319
November	$0.94	$0.68	10,621,330

Canadian Securities Law Matters

MI 61-101

Pengrowth is a reporting issuer (or its equivalent) in all provinces of Canada and accordingly is subject to the Applicable Canadian Securities Laws of such provinces that have adopted MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent.

The Arrangement would be considered a “business combination” if any related party receives a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement. If the Arrangement constitutes a “business combination” for the purposes of MI 61-101, MI 61-101 would ordinarily require that the Arrangement Resolution be approved by a majority of the minority of the Shareholders. In determining minority approval for a business combination, Pengrowth would be required to exclude the votes attached to Shares that, to the knowledge of Pengrowth and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” all as defined in MI 61-101.

Each of the directors and executive officers of Pengrowth hold Shares, Options and/or Incentives. If the Arrangement is completed, the vesting of all unvested Options will be accelerated so that such Options are exercisable at the Effective Time. However, all of the directors and executive officers of Pengrowth have entered into Option Termination Agreements pursuant to which they have agreed, conditional upon the occurrence of the

Effective Time, to surrender effective immediately before the Effective Time, all Options, for cancellation for nil consideration, regardless of the number of Options held by each of them. Any Options held by the directors and executive officers of Pengrowth that are outstanding at the Effective Time shall be cancelled under the Arrangement for no consideration. Pursuant to the LTIP and the DEU Plan, all outstanding and unvested Incentives will vest immediately prior to Effective Time and holders of any Incentives that are outstanding immediately prior to the Effective Time will receive the Cash Consideration for that number of Shares to which the holder would be entitled to receive upon the vesting of such Incentives in accordance with their terms. In addition, executive officers of Pengrowth may receive Separation Packages as a result of the Arrangement. The payment to be made to directors and executive officers in connection with the vesting of Incentives under the LTIP and the DEU Plan as a result of the Arrangement and the receipt of Separation Packages by executive officers of Pengrowth, if any, may be considered to be “collateral benefits” received by the applicable directors and executive officers of Pengrowth for the purposes of MI 61-101. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

MI 61-101 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including where the related party beneficially owns or exercises control or direction over less than 1% of the outstanding securities of each class of “equity securities” (as defined in MI 61-101) at the time the Arrangement was agreed to and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction is any manner; and (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction. Each of the directors and executive officers of Pengrowth and their respective associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding Shares. As of the date hereof, none of the directors or executive officers of Pengrowth held any Notes. Therefore, the Arrangement is not considered a “business combination” under MI 61-101 and the minority approval requirements of MI 61-101 do not apply to the Arrangement.

See “The Arrangement – Interests of Certain Persons in the Arrangement” for detailed information regarding the benefits and other payments to be received by each of the officers and directors in connection with the Arrangement.

Pengrowth is not required to obtain a formal evaluation under 61-101 as no “interested party” (as defined in MI 61-101) of Pengrowth is, as a consequence of the Arrangement, indirectly or directly acquiring Pengrowth or its business or combining with Pengrowth and neither the Arrangement nor the transaction contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which Pengrowth would be required to obtain a formal evaluation.

To the knowledge of the Pengrowth Board, after reasonable inquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of Pengrowth within the 24 months preceding the date of this Information Circular.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impracticable for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Pengrowth for approval of the Arrangement. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge Pengrowth, any recent significant decisions which would apply in this instance. Shareholders and Secured Debtholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

RISK FACTORS

In assessing the Arrangement, the Shareholders and Secured Debtholders should carefully consider the risks described below.

Alternative Transactions

In the event the Arrangement is not completed, including due to the failure by Pengrowth to obtain the Shareholder Approval or the Secured Debtholder Approval, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In such event, the Corporation may determine, subject to further order of the Court, to proceed with an alternative transaction, including pursuant to the Alternative Transaction Agreement, which may include proceedings under the CCAA and the value available to stakeholders may be significantly less than contemplated to be paid under the Arrangement. There is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the Secured Debtholders, with the remaining proceeds, if any, paid to the Shareholders. In the event of an alternative transaction upon the terms contemplated in the Alternative Transaction Agreement, Shareholders may receive the nominal value of $0.001 per Share, which is significantly less than what is contemplated to be paid under the Arrangement. There is significant risk that there will be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances.

Pengrowth’s Status under the Credit Agreement and Note Purchase Agreements

The Corporation is required to comply with covenants under the Credit Agreement, which from time to time either affect the availability, or price, of additional funding and in the event that the Corporation does not comply with these covenants, repayment could be required. Events beyond the Corporation’s control may contribute to the failure of the Corporation to comply with its covenants and the occurrence of other events also beyond the Corporation’s control could result in an event of default under the Credit Agreement.

As of the date of this Information Circular, Secured Debtholders collectively holding approximately 93% of the Secured Indebtedness have entered into Secured Debtholder Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution at the Secured Debtholder Meeting and to forbear from exercising any rights or remedies related to certain specified defaults that may arise under the Credit Agreement or the Note Purchase Agreements in connection with the implementation of the Arrangement. In connection with entering into the Secured Debtholder Support Agreements, the applicable Secured Debtholders entered into amending agreements to extend the maturity date of the Credit Agreement and the 2019 Maturity Notes while Pengrowth seeks to implement the Arrangement.

Purchaser Termination Fee

Under the Arrangement Agreement, Pengrowth may be required to pay the Purchaser Termination Fee in the event that the Arrangement Agreement is terminated in certain circumstances. This fee may discourage other parties from attempting to enter into a business transaction with Pengrowth, even if those parties would otherwise be willing to enter into an agreement with Pengrowth for a business combination. See “The Arrangement – The Arrangement Agreement – Purchaser Termination Fee”.

Due to concerns with the Corporation’s ability to discharge its obligations, including a lack of available liquid capital, there is a significant risk that the Corporation may not have the funds required to pay the Purchaser Termination Fee and may be in default under the Arrangement Agreement in the event of a termination event requiring the Purchaser Termination Fee. In the event that Pengrowth does not complete the Arrangement and is obligated to pay the Purchaser Termination Fee, the Purchaser’s right to such payment will be ranked subordinate to the rights of the Secured Debtholders but in priority to the Shareholders in the event of a liquidation.

Going Concern

In the event that the Arrangement is not completed, the Corporation’s ability to continue as a going concern and discharge its obligations will require additional equity or debt financing and/or proceeds from asset sales. There can be no assurance that such equity or debt financing will be available on terms that are satisfactory to the Corporation or at all. Similarly, there can be no assurance that the Corporation will be able to realize any or sufficient proceeds from asset sales to discharge its obligations and continue as a going concern.

The Arrangement Agreement may be Terminated

Each of Pengrowth and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Pengrowth or the Purchaser provide any assurance, that the Arrangement will not be terminated by either Pengrowth or the Purchaser before the completion of the Arrangement. In addition, certain costs related to the Arrangement, such as legal and certain financial advisor fees, must be paid by Pengrowth even if the Arrangement is not completed. Failure to complete the Arrangement could materially negatively impact the market price of the Shares and the value of the Secured Indebtedness. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Pengrowth Board will be able to find a party willing to pay equivalent or greater consideration for the Shares than the consideration to be paid pursuant to the terms of the Arrangement Agreement.

In the event that the Arrangement Agreement is terminated, Pengrowth may proceed to implement an alternative transaction pursuant to the Alternative Transaction Agreement, which poses significant risk to potential recovery for Shareholders. See “Risk Factors – Alternative Transactions”.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedents, certain of which are outside the control of Pengrowth and the Purchaser, including obtaining the requisite approvals from the Shareholders, Secured Debtholders and the required Competition Act Approval. There is no certainty, nor can Pengrowth and/or the Purchaser provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, the market price of the Shares and the Notes may be materially adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Pengrowth Board will be able to find another similar transaction in which to enter.

Consents and Approvals

Completion of the Arrangement is conditional upon receiving certain consents and Competition Act Approval. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the Competition Act Approval could adversely affect the business, financial condition or results of operations of Pengrowth.

Dissent Rights

Shareholders have the right to exercise Dissent Rights in accordance with the ABCA as modified by the Interim Order and the Plan of Arrangement. It is a condition to completion of the Arrangement for the benefit of the Purchaser that Shareholders holding not more than 5% of the outstanding Shares shall have exercised Dissent Rights and, as such, the Arrangement may not be completed if a sufficient number of Shareholders exercise Dissent Rights.

Foreign Exchange

Foreign exchange risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar ($) may fluctuate because of changes in foreign exchange rates. The Corporation is subject to such risk as the Corporation has certain liabilities, being the Notes, in foreign currencies and may face exposure to certain gains and losses from changes in foreign currency. However, the Corporation does reduce such risk by hedging its foreign exchange risk.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Risks Relating to Pengrowth

If the Arrangement is not completed and Pengrowth continues as a going concern, Pengrowth will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Pengrowth’s Annual Information Form for the year ended December 31, 2018, which is available through the Internet via the SEDAR website at www.sedar.com and which are specifically incorporated by reference herein.

In addition, the failure of Pengrowth to comply with certain terms of the Arrangement Agreement may result in Pengrowth being required to pay the Pengrowth Termination Fee to the Purchaser, the result of which could have a material adverse effect on Pengrowth’s financial position and results of operations and its ability to fund growth prospects and current operations. Pengrowth may have also lost other opportunities that would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by it in the Arrangement Agreement, such as covenants affecting the conduct of its business outside the ordinary course of business.

TAX CONSIDERATIONS TO SHAREHOLDERS AND SECURED DEBTHOLDERS

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder or Secured Debtholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with each of Pengrowth, WEF and the Purchaser and is not affiliated with Pengrowth, WEF or the Purchaser, holds its Shares and Secured Indebtedness as capital property, and disposes of such Shares and Secured Indebtedness, as applicable, under the Arrangement (a “Holder”). Shares and Secured Indebtedness will generally be considered to be capital property to a Holder unless the Holder holds such Shares or Secured Indebtedness in the course of carrying on a business or the Holder acquired such Shares or Secured Indebtedness in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Holders whose Shares or Secured Indebtedness might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares or Secured Indebtedness and all other “Canadian securities” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Holders should consult with their own tax advisors if they contemplate making such an election.

This summary is based upon the current provisions of the Tax Act and Pengrowth’s understanding of existing case law and the published administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Holder: (a) that is a “financial institution” (for the purposes of the “mark-to-market” rules) or a “specified financial institution”, each as defined in the Tax Act; (b) an interest in which is a “tax shelter” or “tax shelter investment” within the meaning of the Tax Act; (c) whose “functional currency” for the purposes of the Tax Act is the currency of a country other than Canada; (d) that entered into a “derivative forward agreement” or “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to the Shares or Secured Indebtedness; (e) that acquired Shares pursuant to an Option, Incentive or other equity-based employment compensation plan or arrangement; (f) that is exempt from tax under the Tax Act; or (g) that is a partnership. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders and Secured Debtholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Shares and Secured Indebtedness under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to Shareholders and Secured Debtholders.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the disposition of Shares or Secured Indebtedness, including interest, proceeds of disposition and adjusted cost base, must be expressed in Canadian dollars. Amounts denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. Holders may realize income, gains or losses by virtue in foreign currency exchange rates.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

The Dividend

A Resident Holder will be required to include in computing its income for a taxation year the amount of the Dividend received pursuant to the Arrangement.

In the case of a Resident Holder that is an individual (other than certain trusts), the Dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to dividends received from taxable Canadian corporations. A dividend that is designated by Pengrowth as an “eligible dividend” will be subject to an enhanced grow-up and tax credit regime, pursuant to the rules in the Tax Act. There may be limitations on the ability of Pengrowth to designate the Dividend as an eligible dividend.

In the case of a Resident Holder that is a corporation, the amount of the Dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on the Dividend, to the extent such Dividend is deductible in computing the Resident Holder’s taxable income for the year. In certain circumstances, subsection 55(2) of the Tax Act will treat a dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to the potential application of this provision to their own particular circumstances.

Holding of Litigation Trust Interests

Each Holder that receives the Dividend will be the beneficial owner of Litigation Trust Interests. There may be certain Canadian tax consequences with respect to holding such Litigation Trust Interests, including an income inclusion upon the distribution of proceeds by the Litigation Trust pursuant to the Litigation Trust Agreement. Holders should consult their own tax advisors.

Extinguishment of Secured Indebtedness under the Arrangement

Under the Arrangement, a Resident Holder’s Secured Indebtedness will be extinguished in exchange for its receipt of its share of the Secured Debtholder Consideration and Secured Debtholder Interest Amount as determined pursuant to the Intercreditor Agreement. Such a Resident Holder will be considered to have disposed of such Secured Indebtedness for proceeds of disposition equal to such cash payment (less the portion thereof that relates to accrued interest). The Resident Holder will realize a capital gain (or capital loss) on the extinguishment of the Secured Indebtedness equal to the amount by which the Resident Holder’s proceeds of disposition, exceed (or is less than) the adjusted cost base of such Secured Indebtedness to the Resident Holder immediately prior to the disposition and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under the heading “ – Capital Gains and Capital Losses”.

Upon the extinguishment of Secured Indebtedness under the Arrangement, interest accrued thereon and paid to the Resident Holder thereof to the date of disposition must be included in computing the income of such Resident Holder for the taxation year in which the Arrangement occurs, except to the extent that such interest was otherwise included in the income of the Resident Holder for a previous year.

Disposition of Shares under the Arrangement

Under the Arrangement, Resident Holders (other than Dissenting Resident Holders of Shares) will transfer their Shares to the Purchaser in exchange for the Cash Consideration, and will realize a capital gain (or a capital loss) equal to the amount by which the Cash Consideration exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Shares immediately prior to the disposition and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under the heading “ – Capital Gains and Capital Losses”.

Dissenting Resident Holders of Shares

A Resident Holder of Shares who dissents from the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred such Dissenting Resident Holder’s Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Shares. A Dissenting Resident Holder of Shares who exercises the right of dissent in respect of the Arrangement and is entitled to be paid the fair value of their Shares by the Purchaser will realize a capital gain (or capital loss) to the extent that the amount received exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Dissenting Resident Holder immediately prior to the disposition and reasonable costs of the disposition. See “– Capital Gains and Capital Losses”. A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, trust or partnership, the amount of any capital loss realized from the disposition of Shares may be reduced by the amount of dividends previously received or deemed to be received to the extent and under the circumstances prescribed in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation, as defined in the Tax Act, will be subject to a refundable tax in respect of its aggregate investment income for the year, which may include any capital gains realized on a disposition of Shares, extinguishment of Secured Indebtedness, the Dividend to the extent that it is not deductible by the Canadian-controlled private corporation in computing its taxable income and interest in respect of the Secured Indebtedness.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Shares or Secured Indebtedness in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere or an authorized “foreign bank”, as defined in the Tax Act. In addition, this discussion is not applicable to a Non-Resident Holder that is, or does not deal at arm’s length with, a “specified shareholder”, as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

The Dividend

A dividend, such as the Dividend, paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the “Convention”), where a dividend is considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividend and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Extinguishment of Secured Indebtedness under the Arrangement

A Non-Resident Holder of Secured Indebtedness will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the extinguishment of the Secured Indebtedness under the Arrangement.

Any interest paid or deemed to be paid to a Non-Resident Holder under the Arrangement in respect of the Secured Indebtedness will not be subject to Canadian withholding tax.

Disposition of Shares under the Arrangement

A Non-Resident Holder who disposes of Shares under the Arrangement will realize a capital gain or a capital loss computed in the manner described above under the heading “Holders Resident in Canada – Disposition of Shares under the Arrangement”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Shares to the Purchaser under the Arrangement unless such Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”. See the discussion below under the heading “ – Taxable Canadian Property”.

Taxable Canadian Property

Provided the Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period preceding the disposition, (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships in which the Non-Resident Holder or any such person holds an interest directly by or through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Pengrowth; and (ii) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) Canadian resource properties”; (c) “timber resource properties”; and (d) options in respect of, or interests in or rights in property described in (a) to (c) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property. Non Resident Holders whose Shares may constitute taxable Canadian property should consult their own tax advisors.

Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Shares constitute “treaty-protected property”. Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. In the event that Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada – Disposition of Shares under the Arrangement” and “Holders Resident in Canada – Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property and such property is not treaty-protected property, must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Non-Resident Holders owning Shares that may be “taxable Canadian property” should consult their tax advisors.

Dissenting Non-Resident Holders of Shares

A Non-Resident Holder of Shares who dissents from the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Shares. Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under the headings “– Disposition of Shares under the Arrangement” and “– Taxable Canadian Property”.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

Certain Other Tax Considerations

The Information Circular does not contain a summary of the non-Canadian income tax considerations of the Arrangement for Shareholders and Secured Debtholders who are subject to income tax outside of Canada. Such Shareholders and Secured Debtholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

INFORMATION CONCERNING WEF AND THE PURCHASER

The information concerning WEF and the Purchaser contained in this Information Circular has been provided by WEF and the Purchaser for inclusion in this Information Circular. Although Pengrowth has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by WEF or the Purchaser are untrue or incomplete, Pengrowth assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by WEF or the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Pengrowth.

WEF and the Purchaser

WEF is a private limited partnership existing under the laws of the Province of Alberta whose business is the investment in oil and gas companies. WEF holds all of the issued and outstanding common shares in the capital of the Purchaser, a corporation incorporated under the laws of the Province of Alberta. The Purchaser is a heavy oil producer in southwest Saskatchewan.

INFORMATION CONCERNING PENGROWTH

General

Pengrowth was originally incorporated pursuant to the ABCA on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010. The Corporation amalgamated with its wholly-owned subsidiaries NAL Energy Corporation, NAL Properties Inc. and NAL Canada West Inc. on January 1, 2013. Pengrowth is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland.

The Shares are listed on the TSX under the trading symbol “PGF” and are traded over-the-counter in the United States on the OTCQX under the symbol “PGHEF”.

Pengrowth has one wholly-owned subsidiary, 11636111 Canada Inc., which was incorporated on September 19, 2019 pursuant to the CBCA, which has no active business or assets.

Pengrowth is focused on sustainable development and production of oil and gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property.

Pengrowth’s head office and its registered office is located at 1900, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

Additional Information

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements for the year ended December 31, 2018 (the “Financial Statements”) and the related management’s discussion and analysis (the “MD&A”). Copies of the Financial Statements and related MD&A may be obtained upon request from the Corporation’s Investor Relations group at 1900, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (phone: (403) 233-0224 or (855) 336-8814). Also see “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2018 for information relating to the Corporation’s Audit Committee, including its mandate and composition, as well as fees paid to the Corporation’s auditors.

DISSENTING SHAREHOLDER RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the “fair value” of such Shareholder’s

Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached as Appendix B to this Information Circular and the full text of Section 191 of the ABCA which is attached as Appendix E to this Information Circular. A Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is suggested that Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their right of dissent.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, upon the Arrangement becoming effective, in addition to any other rights he may have, to dissent and to be paid by the Purchaser the fair value of the Shares held by such Shareholder in respect of which he or she dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A Dissenting Shareholder shall not have voted his or her Shares at the Shareholder Meeting, either by proxy or in person, in favour of the Arrangement Resolution and registered Shareholders may not exercise the right of dissent in respect of only a portion of the holder’s Shares, but may dissent only with respect to all of the Shares held by the Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. A vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required by the Interim Order.

Shareholders who are Beneficial Pengrowth Shareholders and wish to dissent should be aware that only the registered owner of such Shares is entitled to dissent. Accordingly, a Shareholder that is a Beneficial Pengrowth Shareholder desiring to exercise its Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Pengrowth or, alternatively, make arrangements for the registered holder of such holder’s Shares to dissent on his behalf.

A registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Pengrowth a written objection to the Arrangement Resolution, which written objection must be received by Pengrowth c/o McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: James Pasieka, by no later than 4:00 p.m. (Calgary time) on December 16, 2019 or, if the Shareholder Meeting is adjourned or postponed, by 4:00 p.m. (Calgary time) on the day that is two Business Days immediately preceding the date on which the Shareholder Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described in this Information Circular.

An application may be made to the Court by the Purchaser or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Shares. If such an application to the Court is made by either the Purchaser or a Dissenting Shareholder, the Purchaser must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the Pengrowth Board to be the fair value of the Shares formerly held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Purchaser is the applicant, or within 10 days after Pengrowth is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer must be made on the same terms to each Dissenting Shareholder and must be accompanied by a statement showing how the fair value was determined.

In such circumstances, a Dissenting Shareholder may make an agreement with the Purchaser for the purchase of such holder’s Shares for an agreed upon amount, at any time before the Court pronounces an order fixing the fair value of the applicable Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order under Subsection 191(13) of the ABCA fixing the fair value of the Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount in favour of each of those Dissenting Shareholders, and fixing the time within which the Purchaser must pay that amount to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder under the ABCA until the date of payment.

The Purchaser shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that the Purchaser is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets of the Purchaser would thereby be less than the aggregate of its liabilities. In such event, the Purchaser shall notify each Dissenting Shareholder that it is unable lawfully to pay such Dissenting Shareholder for its Shares, in which case the Dissenting Shareholder may, by written notice to the Purchaser within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the holder shall be deemed to have participated in the Arrangement as an Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against the Purchaser to be paid as soon as the Purchaser is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Purchaser but in priority to its shareholders.

After the Effective Date, or upon the making of an agreement between the Purchaser and the Dissenting Shareholder as to the payment to be made by the Purchaser to the Dissenting Shareholder, or upon the pronouncement of a court order, whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Shares held by such Dissenting Shareholder in the amount agreed to between the Purchaser and the Dissenting Shareholder or in the amount of the judgement, except where: (i) the Dissenting Shareholder withdraws such Dissenting Shareholder’s demand for payment; or (ii) the Arrangement Resolution is terminated, in which case such Dissenting Shareholder’s rights as a Shareholder will be reinstated as of the date on which such Dissenting Shareholder sent the demand for payment. In either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Dissenting Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Shares will be deemed to have transferred their Shares as of the Effective Time and without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to the Purchaser under the Arrangement.

In the event that a Dissenting Shareholder fails to perfect or effectively withdraws a claim under Section 191 of the ABCA or forfeits the right to make a claim under that section or such Dissenting Shareholder’s rights as a Shareholder are otherwise reinstated, such Dissenting Shareholder’s Shares will thereupon be deemed to have been transferred to the Purchaser at the same time as all other Shares are acquired by the Purchaser under the Arrangement on the same basis as a non-dissenting holder of Shares, notwithstanding the provisions of Section 191 of the ABCA.

Unless waived by the Purchaser and WEF, it is a condition to the obligations of the Purchaser and WEF to complete the Arrangement that Dissent Rights shall not have been exercised by the holders of more than 5% of the outstanding Shares.

We urge any Shareholder who is considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain income tax implications to a Dissenting Shareholder, see: “Tax Considerations to Shareholders and Secured Debtholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holder of Shares” and “Tax Considerations to Shareholders and Secured Debtholders – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders of Shares”.

INFORMATION CONCERNING THE MEETINGS

Purpose of the Meetings

The information contained in this Information Circular is furnished in connection with the solicitation of proxies by the management of Pengrowth for use at the Meetings. At the Meetings, the Shareholders and Secured Debtholders will consider and vote upon the Arrangement Resolution and such other business as may properly come before the Meetings. The Shareholders and the Secured Debtholders will each vote on the Arrangement Resolution as a separate class.

Following an extensive review and analysis of the Arrangement and consideration of other available alternatives and relevant factors considered by the Pengrowth Board, the Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders and that the consideration to be received by the Shareholders and Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and the Secured Debtholders, respectively. The Pengrowth Board unanimously recommends that the Shareholders and Secured Debtholders vote in favour of the Arrangement Resolution. See “The Arrangement –Background to the Arrangement” and “The Arrangement – Reasons for and Anticipated Benefits of the Arrangement” and “The Arrangement – Recommendation of the Pengrowth Board”.

Date, Time and Place of Meetings

The Meetings will be held at 2:00 p.m. (Calgary time) on December 18, 2019 at Livingston Place (South Tower) in the Livingston Place Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, for the purposes set forth in the accompanying Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth. The sole purpose of the Meetings is for the Shareholder and Secured Debtholders to consider and, if deemed advisable, approve the Arrangement Resolution.

Shareholders of record as at the Record Date are entitled to receive notice of the Meeting of Shareholders and to vote those Shares and Options included in the list of Shareholders entitled to vote at the Shareholder Meeting prepared as at the Record Date, unless, in the case of Shareholders, any such Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that he or she owns such Shares, demands, not later than 10 days before the Shareholder Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meetings, in which case such transferee shall be entitled to vote such Shares at the Meetings.

In the case of Secured Debtholders, only Secured Debtholders whose names have been entered in the register of Noteholders or who are Lenders under the Credit Agreement, as applicable, as confirmed by counsel to the Noteholders and Lenders, respectively, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Secured Debtholder Meeting.

The Noteholders and the Lenders will be vote together at the Secured Debtholder Meeting as a single class.

Solicitation of Proxies

This Information Circular is being sent to Secured Debtholders and both registered and non-registered Shareholders, and is provided in connection with the solicitation of proxies by the management of Pengrowth for use at the Meetings for the purposes set forth in the accompanying Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees and/or agents of Pengrowth, including by proxy solicitation agents that may be specifically retained for such purpose. All costs of the solicitation for the Meetings will be borne by Pengrowth, and Pengrowth will reimburse Broadridge (as such term is defined below) and Intermediaries for the reasonable fees and costs incurred by them in mailing soliciting materials to Beneficial Pengrowth Shareholders. Also see “Advice to Beneficial Pengrowth Shareholders” below.

The Corporation is not using “notice and access” to send its proxy related materials to Shareholders and Secured Debtholders, including this Information Circular and the Instrument of Proxy. Paper copies of such materials will be sent to all Shareholders and Secured Debtholders.

Appointment of Proxies

Accompanying this Information Circular is an Instrument of Proxy or voting instruction form (“VIF”) for use by Shareholders and Secured Debtholders, as applicable. The persons named in the enclosed Instrument of Proxy or VIF are directors and/or officers of Pengrowth. A Shareholder or Secured Debtholder desiring to appoint a person (who need not be a Shareholder or Secured Debtholder) to represent such Shareholder or Secured Debtholder at the Meetings other than the persons designated in the Instrument of Proxy or VIF, as applicable, may do so by inserting such person’s or company’s name in the blank space provided in the accompanying Instrument of Proxy or VIF and submitting the Instrument of Proxy or VIF in accordance with the instructions set forth therein.

Voting of Proxies for Beneficial Pengrowth Shareholders

Only proxies deposited by registered Shareholders whose names appear on the records of Pengrowth as the registered holder of Shares can be recognized and acted upon at the Shareholder Meeting. If you are a Beneficial Pengrowth Shareholder, please complete and return the VIF provided to you in accordance with the instructions therein. Failure to do so may result in your Shares not being eligible to be voted at the Shareholder Meeting. See “Advice to Beneficial Pengrowth Shareholders” below.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered Voting Party may revoke a proxy by instrument in writing executed by the Voting Party or such Voting Party’s attorney authorized in writing, or, if the Voting Party is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Pengrowth at any time up to and including the last Business Day preceding the day of the Meetings or any adjournment or postponement thereof, or with the Chairman of the Meetings on the day of the Meetings or any adjournment or postponement thereof. The registered office of Pengrowth is at 1900, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4. Please note that if a registered Shareholder appoints a proxy holder and submits their voting instructions via the internet in accordance with the above and subsequently wishes to change their appointment, such Shareholder may resubmit their Instrument of Proxy and/or voting direction via the internet prior to the deadline noted above. When resubmitting an Instrument of Proxy via the internet, the most recently submitted Instrument of Proxy will be recognized as the only valid one and all previous Instruments of Proxy submitted will be disregarded and considered as revoked, provided that the last Instrument of Proxy is submitted by the deadline noted above.

In respect of the Shareholders, only the registered holder of Shares has the right to revoke a proxy in the manner described above. If you are a Beneficial Shareholder and wish to change your vote, you must arrange for your broker or other Intermediary in whose name your Shares are registered to revoke the voting instructions given on your behalf in accordance with the instructions provided by such broker or other Intermediary. It should be noted that the revocation of voting instructions by a Beneficial Shareholder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the VIF accompanying this Information Circular. See “Advice to Beneficial Pengrowth Shareholders” below for additional information on the voting procedures applicable to Beneficial Pengrowth Shareholders.

Proxy Voting

The Shares or Secured Indebtedness represented by the accompanying Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder or Secured Debtholder on any ballot that may be called for, and if the Shareholder or Secured Debtholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, the persons set forth in the accompanying Instrument of Proxy intend to vote the Shares or Secured Indebtedness represented thereby FOR the Arrangement Resolution.

It is important that your Shares and Notes be represented at the Meetings. Whether or not you are able to attend the Meetings, we urge you to complete, sign and mail the applicable enclosed form(s) of proxy to, or deposit it with, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or, in the case of Shareholders only, online at www.investorvote.com or by telephone, toll-free in North America at 1-866-732-8683, in any event not later than 2:00 p.m. (Calgary time) on December 16, 2019 or, if the Shareholder Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the Shareholder Meeting is reconvened or held, as the case may be.

Exercise of Discretion by Proxy

The enclosed Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meetings of Shareholders and Secured Debtholders of Pengrowth and this Information Circular and with respect to other matters that may properly come before the Meetings. At the date of this Information Circular, management of Pengrowth does not know of any amendments, variations or other matters to come before the Meetings.

Advice to Beneficial Pengrowth Shareholders

The information set forth in this section is of significant importance to many Shareholders or Secured Debtholders, as a substantial number of them do not hold their Shares or Secured Indebtedness in their own names. Beneficial Pengrowth Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of Pengrowth as the registered holders of Shares can be recognized and acted upon at the Shareholder Meeting. If any of the Shares of a Shareholder are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of Pengrowth. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Pengrowth Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the Shares for the broker’s clients. The directors and officers of Pengrowth do not know for whose benefit the Shares registered in the name of CDS & Co. or of other brokers/agents are held. Therefore, Beneficial Pengrowth Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from beneficial securityholders in advance of securityholder meetings. Every Intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Pengrowth Shareholders in order to ensure that their Shares are voted at the Shareholder Meeting. The VIF supplied to a Beneficial Pengrowth Shareholder is similar to the Instrument of Proxy provided to registered Shareholders by Pengrowth; however, its purpose is limited to instructing the registered Shareholder (the broker or the agent of the broker) how to vote on behalf of the Beneficial Pengrowth Shareholder. The majority of brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form instead of the form of Instrument of Proxy. The Beneficial Pengrowth Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Pengrowth Shareholder may call a toll-free number to vote the shares held by the Beneficial Pengrowth Shareholder or vote online. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Shareholder Meeting.

A Beneficial Pengrowth Shareholder receiving a VIF cannot use that VIF to vote Shares directly at the Shareholder Meeting, but rather a Beneficial Pengrowth Shareholder must submit its voting instructions in accordance with the instructions in the VIF.

Although a Beneficial Pengrowth Shareholder may not be recognized directly at the Shareholder Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Pengrowth Shareholder may attend the Shareholder Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Pengrowth Shareholders who wish to attend the Shareholder Meeting and indirectly vote their Shares as proxyholders for the registered Shareholders should enter their own names in the blank space on the VIF provided to them and return the same in accordance with the instructions provided well in advance of the Shareholder Meeting.

Pengrowth will not be sending its proxy solicitation materials to non-objecting Beneficial Pengrowth Shareholders directly. Pengrowth will pay the reasonable fees and costs of Broadridge or an objecting Beneficial Pengrowth Shareholder’s Intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Pengrowth Shareholders.

Voting Securities and Principal Holders Thereof

Pengrowth’s issued and outstanding voting Shares as at November 15, 2019 consists of 560,113,864 Shares. Each Shareholder will be entitled to one vote for each Share held.

Pengrowth has an aggregate of U.S.$366,308,600, $20,456,000, and £12,106,000 principal amount of Notes outstanding as of the date hereof. The Secured Debtholders entitled to vote at the Meetings will be entitled to one vote for each US$1.00 of the Secured Indebtedness held by them or owed to them, as applicable, as of the Record Date in respect of the approval of the Arrangement Resolution by the Secured Debtholders and any other matters to be considered at the Meetings. The Secured Debtholders will vote together as a single class.

Pengrowth has $177,000,000 in principal obligations outstanding under the Credit Agreement as of the date hereof.

The Pengrowth Board has set the close of business on November 18, 2019 as the Record Date. See “Information Concerning the Meetings– Date, Time and Place of Meetings”.

Other than as set forth below, to the knowledge of the directors and executive officers of Pengrowth, as of the date hereof, no person, firm or company beneficially owns or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Shares:

Name and Municipality	Number of Shares Owned or Controlled	Percentage of Class
Seymour Schulich(1) Toronto, Ontario	155,000,000 Shares	27.67%

Note:

1115,000,000 Shares are held through Mr. Schulich’s holding company, Nevada Capital Corporation, and 40,000,000 Shares are held by The Schulich Foundation, an affiliate of Mr. Schulich.

Quorum and Votes Required

Pursuant to the Interim Order:

•	Shareholders will be entitled to one vote for each Share held;

•

the quorum at the Shareholder Meeting in respect of Shareholders shall be persons present not being less than two (2) in number and holding or representing by proxy not less than twenty-five per cent (25%) of the aggregate Shares entitled to be voted at the Shareholder Meeting;

•	Secured Debtholders will be entitled to one vote for each US$1.00 of the Secured Indebtedness held by them or owed to them, as applicable, as of the Record Date

•

the quorum at the Secured Debtholder Meeting in respect of the Secured Debtholders shall be one (1) or more Secured Debtholders present in person or represented by proxy at the Secured Debtholder Meeting holding or representing by proxy not less than twenty-five per cent (25%) of the outstanding Secured Indebtedness;

•	the Shareholders and Secured Debtholders will vote separately on the Arrangement Resolution;

•	the Shareholders will vote as a single class;

•	the Secured Debtholders will vote together as a single class;

•	if a quorum of Secured Debtholders is not present at the Secured Debtholder Meeting, the Shareholder Meeting may still proceed (if a quorum in respect thereof is present); and

•	if a quorum of Shareholders is not present at the Shareholder Meeting, the Secured Debtholder Meeting may still proceed (if a quorum in respect thereof is present).

Depositary

Computershare Trust Company of Canada will act as Depositary for the receipt of certificates or DRS Advices representing Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Pengrowth against certain liabilities under applicable securities laws and expenses in connection therewith.

No fee or commission is payable by any Shareholder who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, Pengrowth will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Arrangement.

Collateral Agent

Computershare Trust Company of Canada acts as Collateral Agent for the secured parties under the Collateral Agency Agreement and the Intercreditor Agreement.

No fee or commission is payable by any Secured Debtholder to the Collateral Agent. Except as set forth above or elsewhere in this Information Circular, Pengrowth will not pay any fees or commissions to the Collateral Agent.

Other Business

The management of Pengrowth does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in this Information Circular at the Meetings. However, if any other business is properly presented at the Meetings and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by McCarthy Tétrault LLP, on behalf of Pengrowth. Certain legal matters in connection with the Arrangement will be passed upon by Blake, Cassels & Graydon LLP, on behalf of WEF and the Purchaser.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, of any Shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Shares, or any other Informed Person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPROVAL

This Information Circular and the delivery thereof to the Shareholders and Secured Debtholders has been approved and authorized by the Pengrowth Board.

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of Pengrowth Energy Corporation (“Pengrowth”) and involving Cona Resources Ltd., Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, and the securityholders and secured lenders of Pengrowth, as more particularly described and set forth in the Information Circular of Pengrowth dated November 18, 2019 (the “Information Circular”) and the Arrangement Agreement, as defined below, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended, involving Pengrowth (the “Plan of Arrangement”), the full text of which is set out in Schedule “A” to the arrangement agreement dated effective as of October 31, 2019 (the “Arrangement Agreement”), which is attached as Appendix C to the Information Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement is hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by any or all of the shareholders and secured debtholders of Pengrowth or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of Pengrowth are hereby authorized and empowered, at their discretion, without further notice to or approval of the securityholders or secured lenders of Pengrowth: (i) to amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.

Any officer or director of Pengrowth is hereby authorized and directed for and on behalf of Pengrowth to make an application to the Court for an order approving the Arrangement and to deliver to the Registrar the Articles of Arrangement, a certified copy of the Final Order (both as defined in the Arrangement Agreement) and to execute and, if appropriate, deliver such other documents as are necessary or desirable to the Registrar pursuant to the ABCA in accordance with the Arrangement Agreement.

6.

Any officer or director of Pengrowth is hereby authorized and directed for and on behalf of Pengrowth to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such officer’s or director’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A - 1

APPENDIX B

INTERIM ORDER

COURT FILE NUMBER COURT JUDICIAL CENTRE	1901-15951 COURT OF QUEEN’S BENCH OF ALBERTA CALGARY
MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENGROWTH ENERGY CORPORATION, CONA RESOURCES LTD., WATEROUS ENERGY FUND (CANADIAN) LP, WATEROUS ENERGY FUND (US) LP, WATEROUS ENERGY FUND (INTERNATIONAL) LP, AND THE SHAREHOLDERS AND SECURED DEBTHOLDERS OF PENGROWTH ENERGY CORPORATION

APPLICANT	PENGROWTH ENERGY CORPORATION

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	McCarthy Tétrault LLP Barristers & Solicitors 4000, 421 – 7th Avenue SW Calgary, AB T2P 4K9
Attention: Douglas T. Yoshida / Lyndsey Delamont / Myriam Hacault Telephone: (403) 260-3737 / 260-3647 / 260-3651 Fax: (403) 260-3501 Our File No.: 188358-526321

DATE ON WHICH ORDER WAS PRONOUNCED:	November 15, 2019

NAME OF MASTER/JUDGE WHO MADE THIS ORDER:	The Honourable Madam Justice Glenda A. Campbell

LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of Pengrowth Energy Corporation (“Pengrowth” or the “Applicant”);

AND UPON reading the Originating Application, the Affidavit of Christopher Webster, sworn November 13, 2019 (the “First Webster Affidavit”) and the documents referred to therein, the Affidavit of Christopher Webster, to be sworn and filed (the “Second Webster Affidavit”, together with the First Webster Affidavit the “Webster Affidavits”);

188358/526321

MT DOCS 19759228

AND UPON hearing counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the Plan of Arrangement (as defined below) and the draft Information Circular (the “Draft Information Circular”) which is attached as Exhibit “A” to the First Webster Affidavit, as may be amended and which updated version is attached to the Second Webster Affidavit; and

(b)

all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement, as may be amended, (the “Plan of Arrangement”) attached as Schedule “A” to the draft amended and restated arrangement agreement (the “Arrangement Agreement”), which Arrangement Agreement is attached as Appendix C to the Draft Information Circular, which itself is attached as Exhibit “A” to the First Webster Affidavit.

IT IS HEREBY ORDERED THAT:

General

1.          The Applicant shall seek approval of the Arrangement as described in the Draft Information Circular of (i) the holders of issued and outstanding common shares (“Shares”) of Pengrowth (the “Shareholders”), including Shareholders registered as such (the “Registered Shareholders”) as at the Record Date (as defined herein) and which, for greater certainty, includes persons who become Registered Shareholders as at the Record Date in the manner set forth below; and (ii) the Secured Debtholders as of the Record Date.

The Meetings

2.          The Applicant shall call and conduct meetings (each a “Meeting” and collectively the “Meetings”), of the Shareholders (the “Shareholder Meeting”) and of the Secured Debtholders (the “Secured Debtholder Meeting”), to take place on December 18, 2019. At the Meetings, the Shareholders and Secured Debtholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix “A” to the Draft Information Circular (the “Arrangement Resolution”) and consider such other business as may properly be brought before the Meetings or any adjournment or postponement thereof, all as more particularly described in the Draft Information Circular.

The Shareholder Meeting

3.        A quorum at the Shareholder Meeting in respect of the Arrangement Resolution shall be two persons present in person entitled to vote at the Shareholder Meeting and holding or representing by proxy not less than 25% of the aggregate Shares entitled to be voted at the Shareholder Meeting (the “Shareholder Quorum”).

4.        If within 30 minutes from the time appointed for the Shareholder Meeting, a Shareholder Quorum is not present, the Shareholder Meeting shall stand adjourned to a date not less than one (1) and not more than 30 days later, as may be determined by the chair of the Shareholder Meeting (“Chair of the Shareholder Meeting”). No notice of the adjourned meeting shall be required and, if at such adjourned Shareholder Meeting a Shareholder Quorum is not present, the Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

5.        The Chair of the Shareholder Meeting shall be determined according to the Pengrowth by-laws.

6.        The scrutineer of the Shareholder Meeting (“Shareholder Scrutineer”) shall be Computershare Trust Company of Canada.

7.        The only persons entitled to attend the Shareholder Meeting shall be:

(a)	Shareholders or their authorized proxy holders;

(b)	Directors, officers, employees, and solicitors of the parties to the Arrangement Agreement;

(c)	The auditors of Pengrowth;

(d)	The Shareholder Scrutineer and its representatives; and

(e)	Such other persons who may be permitted to attend by the Chair of the Shareholder Meeting.

8.         Each Share entitled to be voted at the Shareholder Meeting will entitle the Shareholder to one vote at the Shareholder Meeting in respect of the Arrangement Resolution. Shareholders will vote together as a single class.

9.         The record date for Shareholders entitled to vote at the Shareholder Meeting shall be November 18, 2019 (the “Record Date”). Only Shareholders whose names have been entered on the register of Shares as at the close of business on the Record Date will be entitled to vote at the Shareholder Meeting, provided that, to the extent a holder of Shares transfers ownership of any Share after the Record Date and the transferee of those Shares produces properly endorsed certificates or otherwise establishes ownership of such Shares and demands, not later than 10 days before the Shareholder Meeting, to be included on the list of Shareholders entitled to vote at the Shareholder Meeting, such transferee will be entitled to vote those Shares at the Shareholder Meeting.

10.        The Shareholder Meeting shall be called, held and conducted in accordance with the applicable provisions of Alberta’s Business Corporation Act, RSA 2000, c B-9 (“ABCA”), the articles and by-laws of the Applicant in effect at the relevant time, the Draft Information Circular, the rulings and directions of the Chair of the Shareholder Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

The Secured Debtholder Meeting

11.        A quorum at the Secured Debtholder Meeting shall be one person present in person or represented by proxy entitled to vote at the Secured Debtholder Meeting and holding or representing by proxy not less than 25% of the principal amount of Secured Indebtedness outstanding, as converted to US$ pursuant to paragraph 17 (and as defined therein), entitled to be voted at the Meeting (the “Secured Debtholder Quorum”, together with the Shareholder Quorum, the “Quorums”).

12.        If within 30 minutes from the time appointed for the Secured Debtholder Meeting, a Secured Debtholder Quorum is not present, the Secured Debtholder Meeting shall stand adjourned to a date not less than one (1) and not more than 30 days later, as may be determined by the chair of the Secured Debtholder Meeting (“Chair of the Secured Debtholder Meeting”). No notice of the adjourned meeting shall be required and, if at such adjourned Secured Debtholder Meeting a Secured Debtholder Quorum is not present, the Secured Debtholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

13.        The Chair of the Secured Debtholder Meeting shall be determined using the same process as for the Chair of the Shareholder Meeting.

14.        The scrutineer of the Secured Debtholder Meeting (“Secured Debtholder Scrutineer”) shall be Computershare Trust Company of Canada.

15.        The only persons entitled to attend the Secured Debtholder Meeting shall be:

(a)	Secured Debtholders, their authorized proxy holders, and their legal advisors;

(b)	Directors, officers, employees, and solicitors of the parties to the Arrangement Agreement;

(c)	The auditors of Pengrowth;

(d)	Computershare Trust Company of Canada, in its capacity as collateral agent for the Secured Debtholders;

(e)	The Secured Debtholder Scrutineer and its representatives; and

(f)	Such other persons who may be permitted to attend by the Chair of the Secured Debtholders Meeting.

16.        The Secured Debtholders entitled to vote at the Secured Debtholder Meeting will be entitled to one vote for each US$1.00 of the Secured Indebtedness held by them or owed to them, as applicable, as of the Record Date in respect of the approval of the Arrangement Resolution by the Secured Debtholders and any other matters to be considered at the Secured Debtholder Meeting. The Secured Debtholders will vote together as a single class.

17.        For purposes of determining the Secured Debtholder voting entitlements and whether Secured Debtholder Quorum and approval of the Secured Debtholders of the Arrangement

Resolution has been obtained: (i) all Secured Indebtedness that is denominated in the lawful currency of the United Kingdom (“GBP”) shall be converted to the lawful currency of the United States (“US$”) on the basis of the U.S. Federal Reserve daily US$ to GBP exchange rate; and (ii) all Secured Indebtedness that is denominated in the lawful currency of Canada (“Cdn$”) shall be converted to US$ on the basis the U.S. Federal Reserve daily US$ to Cdn$ exchange rate, in each case calculated on the Record Date.

18.         The record date for Secured Debtholders entitled to vote at the Secured Debtholder Meeting shall be the “Record Date”.

19.         The Secured Debtholder Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Draft Information Circular, the rulings and directions of the Chair of the Secured Debtholder Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

Conduct of the Meetings

20.         The number of votes required to pass the Arrangement Resolution shall be:

(a)	at the Shareholder Meeting:

(i)

approval of the Arrangement Resolution by not less than 66 2⁄3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Shareholder Meeting (“Shareholder Approval”); and

(b)	at the Secured Debtholder Meeting:

(i)

approval of the Arrangement Resolution by a majority of Secured Debtholders in number holding not less than 66 2⁄3% of the Secured Indebtedness outstanding (in US$) held by the Secured Debtholders as at the Record Date (“Secured Debtholder Approval”);

21.         To be valid, a proxy or voting information form must be submitted in accordance with the Information Circular. In particular, proxies must be deposited with Computershare Trust Company of Canada, in the manner described in the Draft Information Circular, and no later that 2:00 p.m. (Calgary time) on December 16, 2019 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for the holding of the applicable Meeting or any adjournment or postponement thereof.

22.        The accidental omission to give notice of a Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meetings.

23.        The Applicant is authorized to adjourn or postpone a Meeting on one or more occasions (whether or not a Quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders or Secured Debtholders in respect of the adjournments or postponements, as applicable. Notice of such adjournments or postponements may be given by such method as the Applicant determines is appropriate in the circumstances. If a Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

24.        The Applicant and Cona and WEF are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement and, in particular section 6.1 of the Plan of Arrangement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meetings and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

25.        The Applicant is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Draft Information Circular, form of proxy (“Proxy”), notice of the Meetings (“Notice of Meetings”), form of letter of transmittal (“Letter of Transmittal”) and notice of Originating Application (“Notice of Originating Application”) as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meetings, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)

the Applicant shall advise the non-registered and Registered Shareholders and the Secured Debtholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the Toronto Stock Exchange; and

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Draft Information Circular to the non-registered or Registered Shareholders or Secured Debtholders, or otherwise give notice to the non-registered or Registered Shareholders or Secured Debtholders, of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

26.         The Registered Shareholders are, subject to the provisions of this Order and the Arrangement, including Article 5 of the Plan of Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolution and the right to be paid the fair value of their Securities by Cona in respect of which such right to dissent is validly exercised (the “Dissent Rights”).

27.         In order for a Registered Shareholder to exercise such right to dissent under section 191 of the ABCA (a “Dissenting Shareholder”):

(a)

the Dissenting Shareholder’s written objection to the Arrangement Resolution must be received by the Applicant, care of McCarthy Tétrault LLP, Suite 4000, 421 – 7 Avenue SW, Calgary, Alberta, T2P 4K9, Attention: Jim Pasieka, by not later than 4:00 p.m. (Calgary time) on December 16, 2019, or by 4:00 p.m. (Calgary Time) on the day that is two Business Days immediately preceding the date the Shareholder Meeting is reconvened or held, as the case may be;

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under sub-clause (a) hereof;

(c)	a Dissenting Shareholder shall not have voted his or her Shares at the Shareholder Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)

a Registered Shareholder may not exercise the right to dissent in respect of only a portion of the Registered Shareholder’s Shares, but may dissent only with respect to all of the Shares held by the Registered Shareholder; and

(e)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, this Order and the Arrangement.

28.         The fair value consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted and shall be paid to the Dissenting Shareholders by Cona as contemplated by the Arrangement and this Order.

29.         Dissenting Shareholders who validly exercise their right to dissent, as set out above, and who:

(a)

are determined to be entitled to be paid the fair value of their Shares, shall be deemed to have transferred their Shares as of the effective time of the Arrangement (the “Effective Time”), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances to Cona under the Arrangement; or

(b)

are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting Shareholders, and such Shares will be deemed to be exchanged for the consideration under the Arrangement;

but in no event shall the Applicant, Cona, Waterous, or any other person be required to recognize such Dissenting Shareholders as holders of Shares after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Shares as at the Effective Time.

30.         Subject to further order of this Court, the rights available to Registered Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Registered Shareholders with respect to the Arrangement Resolution.

31.        Notice to the Registered Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Draft Information Circular which is to be sent to Shareholders in accordance with paragraph 32 of this Order.

Notice

32.        The Draft Information Circular, substantially in the form attached as Exhibit “A” to the First Webster Affidavit (or in the event that the Draft Information Circular is substantially updated prior to the granting of this Order, in the form attached as an exhibit to the Second Webster Affidavit) with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meetings, the Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable, including the Letter of Transmittal (collectively, the “Meeting Materials”), shall be sent or made available to those non-registered and Registered Shareholders (who are registered as such as at the Record Date), Secured Debtholders, the directors of the Applicant, and the auditors of the Applicant, by one or more of the following methods:

(a)

in the case of Registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Shareholder Meeting;

(b)

in the case of non-registered Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 Communication With Beneficial Owners of Securities of a Reporting Issuer;

(c)

in the case of Secured Debtholders, by delivery to Blake, Cassels & Graydon LLP and Akin Gump Strauss Hauer & Feld LLP for further delivery to the Secured Debtholders, as applicable, not later than 21 days prior to the date of the Meetings; and

(d)

in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firms of auditors, as applicable, not later than 21 days prior to the date of the Meetings.

33.         Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the non-registered and Registered Shareholders, the Secured Debtholders and the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meetings; and

(d)	the Notice of Originating Application.

Final Application

34.         Subject to further order of this Court, and provided that the Shareholders and Secured Debtholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the “Final Order”) at 2:00 p.m. on December 19, 2019 or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, the Applicant, all Shareholders, Secured Debtholders, and all other persons affected will be bound by the Arrangement in accordance with its terms.

35.         Any Shareholder, Secured Debtholders, or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order (other than Secured Debtholders who have entered into Support Agreements) is required to file with this Court and serve upon the Applicant on or before 4:00 p.m. (Calgary time) December 16, 2019 (or the Business Day that is two Business Days prior to the date of the Meetings if either Meeting is not held on December 18, 2019), a notice of intention to appear (“Notice of Intention to Appear”)

including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Jim Pasieka or by facsimile at (403) 260-3501 or by e-mail at jpasieka@mccarthy.ca.

36.        In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 35 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

37.        The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

“The Honourable Madam Justice Campbell”
Justice of the Court of Queen’s Bench of Alberta

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG

CONA RESOURCES LTD.

- AND -

WATEROUS ENERGY FUND (CANADIAN) LP

- AND -

WATEROUS ENERGY FUND (US) LP

- AND -

WATEROUS ENERGY FUND (INTERNATIONAL) LP

- AND -

PENGROWTH ENERGY CORPORATION

Dated effective as of October 31, 2019,

as amended and restated on November 13, 2019

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement dated effective as of October 31, 2019, as amended and restated on November 13, 2019 among:

CONA RESOURCES LTD., a corporation incorporated under the laws of the Province of Alberta (“Cona”)

- and -

WATEROUS ENERGY FUND (CANADIAN) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF Canadian”)

- and -

WATEROUS ENERGY FUND (US) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF US”)

- and -

WATEROUS ENERGY FUND (INTERNATIONAL) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF International”)

- and -

PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“Pengrowth”)

Recitals:

A.	Cona, the WEF Parties entered into an arrangement agreement dated October 31, 2019 (the “Original Agreement”);

B.

the Parties now desire, in accordance with Section 7.1 of the Original Agreement, to amend and restate the Original Agreement as set forth hereunder as if such amendment and restatement had occurred and was effected for all purposes herein as of October 31, 2019;

C.

Cona proposes to acquire all of the issued and outstanding common shares of Pengrowth and pay the Secured Debtholder Consideration and Secured Debtholder Interest Amount in satisfaction of amounts owing under the Credit Agreement and the Note Purchase Agreements;

D.

Cona and Pengrowth intend to carry out the transaction contemplated above by way of an arrangement under section 193 of the Business Corporations Act (Alberta), on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule “A”;

E.	Cona, the WEF Parties and Pengrowth have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

F.	the Parties have received the consent of the Lenders with respect to extending the maturity date under the Credit Agreement; and

G.

Cona has entered into a voting support agreement, each dated as of the date hereof, with each of the directors and officers of Pengrowth pursuant to which, among other things, such parties have agreed, subject to the terms and pursuant to the conditions thereof, to vote all Shares held by them in favour of the Arrangement.

Now therefore, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Cona, the WEF Parties and Pengrowth hereby covenant and agree as follows.

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“2010 Note Purchase Agreement” means the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;

“2012 Note Purchase Agreement” means the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;

“2010 Notes” means the U.S.$94,115,000 aggregate principal amount of 7.98% Senior Secured Notes, Series B, due May 11, 2020 of Pengrowth;

“2012 Notes” means, collectively:

(a)	the U.S.$28,115,000 aggregate principal amount of 5.49% Senior Secured Notes, Series A, due October 18, 2019;

(b)	the £12,106,000 aggregate principal amount of 5.45% Senior Secured Notes, Series D, due October 18, 2019;

(c)	the U.S.$85,205,000 aggregate principal amount of 6.07% Senior Secured Notes, Series B, due October 18, 2022;

(d)	the $20,456,000 aggregate principal amount of 6.74% Senior Secured Notes, Series E, due October 18, 2022; and

(e)	the U.S.$158,873,000 aggregate principal amount of 6.17% Senior Secured Notes, Series C, due October 18, 2024;

“2019 Capital Program and Budget” means the current Q4 outlook of the 2019 capital program and budget of Pengrowth, as disclosed in the Disclosure Letter;

“2020 Capital Program and Budget” means the 2020 capital program and budget of Pengrowth;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

“Acquisition Proposal” means any inquiry or the making of any proposal or offer by any Person, or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids), other than Cona or the WEF Parties or any Person acting jointly or in concert with Cona or the WEF Parties and excluding the Arrangement and the transactions contemplated by this Agreement, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of securities of Pengrowth that, when taken together with any securities of Pengrowth held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting securities of Pengrowth or rights or interests therein;

(b)

any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of 20% or more of the assets of Pengrowth;

(c)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Pengrowth;

(d)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Pengrowth; or

(e)

any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Cona of the Arrangement (and, for greater certainty, such other transaction would include any transaction with the Secured Debtholders (or any of them) relating to the amendments of the terms of the applicable Secured Indebtedness other than as set forth herein and the maturities thereunder, other than as made or contemplated under and pursuant to the Support Agreements (the “Secured Debtholders Transaction”);

but in any event, excluding any of the foregoing in relation to an alternative transaction between the Parties including, but not limited to, by way of a court process approved by the Pengrowth Board, including any proceedings under the Companies’ Creditors Arrangement Act (Canada) and except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the outstanding voting securities” shall be deemed to be references to “all of the outstanding voting securities”, and the references to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets”;

“Additional Litigation Funding Amount” has the meaning ascribed thereto in the Plan of Arrangement;

“affiliate” means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Alberta);

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this amended and restated Arrangement Agreement (including the schedule hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Agreement Date” means the effective date of this Agreement, being October 31, 2019;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder and the rules and policies of the TSX, in each case as such may be amended from time to time prior to the Effective Date;

“Applicable Laws” means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

“Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement;

“Arrangement Resolution” means, as applicable, the resolution in respect of the Arrangement to be considered by the Voting Parties at the applicable Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

“associate” has the meaning ascribed thereto in the Securities Act (Alberta);

“Balance Sheet” has the meaning ascribed thereto in Section 4.2(p)(i);

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

“Cash Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Circular” means the notice of meeting and accompanying management information circular and proxy statement of Pengrowth, including all appendices, schedules and exhibits thereto, to be sent by Pengrowth to the Voting Parties in connection with the Meetings, as amended, supplemented or otherwise modified;

“Closing Date” means the date on which the Articles of Arrangement will be filed with the Registrar, which date will be the second Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, or such other date as may be agreed to in writing by Cona and Pengrowth;

“Collateral Agent” means Computershare Trust Company of Canada, in its capacity as collateral agent under the Intercreditor Agreement;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives, where the context requires;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

“Competition Act Approval” means either of the following:

(a)

an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the Arrangement on terms satisfactory to Cona acting reasonably; or

(b)

(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act; and (ii) the Commissioner shall have issued a “no-action” letter confirming that the Commissioner does not at that time intend to make an application for an order under section 92 of the Competition Act in respect of the Arrangement, on terms satisfactory to Cona, acting reasonably, and such “no-action” letter remains in full force and effect at Closing.

“Cona Damages Event” has the meaning ascribed thereto in Section 6.1;

“Cona Information” means the information describing Cona and the WEF Parties and their business, operations and affairs required to be included in the Circular under Applicable Canadian Securities Laws;

“Cona Termination Fee” means $45 million payable pursuant to Section 6.1(a) and Section 6.1(b);

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement between Pengrowth and Waterous Energy Fund Management Corp. dated May 3, 2019;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations or to which any of its assets is subject;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreement” means the amended and restated credit agreement between Pengrowth and the Lenders dated October 12, 2017, as amended by a first amending agreement made as of March 25, 2019 and a second amending agreement made as of September 30, 2019, and a third amending agreement made as of October 31, 2019, and as may be further amended or amended and restated;

“Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Pengrowth as provided either in physical form or in the electronic data room hosted by TPH, whether or not password protected, in each case as provided by Pengrowth to Cona on or before the Agreement Date;

“Depositary” means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Shares and Notes;

“DEU” means an outstanding deferred entitlement unit of Pengrowth granted under the DEU Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“DEU Plan” means the former deferred entitlement share plan of Pengrowth providing for the grant of DEUs to employees, officers and directors of Pengrowth and consultants to Pengrowth designated by the Pengrowth Board for participation in the DEU Plan;

“Disclosing Party” has the meaning ascribed thereto in Section 3.3(d) or Section 4.3(a), as applicable;

“Disclosure Letter” means the disclosure letter of Pengrowth dated the date hereof and delivered by Pengrowth to Cona and the WEF Parties in connection with this Agreement;

“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement;

“DSU” means an outstanding deferred share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

“Effective Time” means the time on the Effective Date when the Arrangement becomes effective pursuant to the ABCA;

“Employment Agreement Obligations” means the obligations of Pengrowth to pay any amount to or on behalf of its officers other than salary and vacation pay in the ordinary course of business pursuant to the Employment Agreements;

“Employment Agreements” means the employment agreements entered into between Pengrowth and certain officers of Pengrowth listed in the Disclosure Letter, true and complete copies of which have been provided to Cona prior to the date hereof, but excluding employment agreements relating to the Key Executive Retention Program and Key Employee Retention Program;

“Encumbrance” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein or capable of becoming any of the foregoing;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Approval” means any permit, license, approval, consent, certificate, waiver, registration, notification, exemption or authorization required or issued by any Governmental Authority under or in connection with any applicable Environmental Laws;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, Laws governing the use and storage of Hazardous Substances;

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, costs (including any response, abandonment, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages) and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation order (including judicial and administrative orders), proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, regulation, equity or common law, including any arising under or related to any Environmental Laws, Environmental Approvals, or in connection with any release or threatened release or presence of Hazardous Substances whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Fairness Opinion” means the opinion of TPH, as a financial advisor to Pengrowth, to the effect that the Cash Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by the Court;

“Financial Statements” means, collectively, the annual financial statements of Pengrowth as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements of Pengrowth as at and for three and six month periods ended June 30, 2019, together with the notes thereto;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“GLJ” means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

“Governmental Authority” means: (i) any domestic or foreign, federal, provincial, territorial, state, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and (iii) the TSX;

“Governmental Authorization” has the meaning ascribed thereto in Section 4.2(s);

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health and safety;

“Incentiveholders” means the holders of Incentives;

“Incentives” means, collectively, DEUs, DSUs, PSUs and RSUs;

“Initial Litigation Funding Amount” has the meaning ascribed thereto in the Plan of Arrangement;

“Intercreditor Agreement” means the Collateral Agency and Intercreditor Agreement dated as of October 17, 2017 among the Lender Agent, the Noteholders, and the Collateral Agent, as amended by a first amending agreement made as of September 30, 2019, and as may be further amended and restated;

“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by the Court;

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp.);

“Key Employee Retention Program” means the current retention program of Pengrowth granting certain key employees the right to retention payments, as disclosed in the Disclosure Letter;

“Key Executive Retention Program” means the current retention program of Pengrowth granting certain key executives the right to retention payments, as disclosed in the Disclosure Letter;

“Laws” means all domestic and foreign, federal, provincial, territorial, state, municipal or local laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Environmental Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;

“Lenders” means the syndicate of financial institutions who are Pengrowth’s counterparties to the Credit Agreement;

“Lender Agent” means Royal Bank of Canada, in its capacity as administrative agent under the Credit Agreement;

“Letter of Intent” means the letter of intent among Pengrowth, Cona and Waterous Energy Fund Management Corp. dated October 25, 2019;

“Litigation Trust” means the trust to be established on the Effective Date in accordance with the Litigation Trust Agreement, which trust will acquire the Litigation Trust Claim and the Litigation Funding Amount in accordance with the Plan of Arrangement;

“Litigation Trust Agreement” means the trust agreement dated effective as of the Effective Date, between Pengrowth and the Litigation Trustee, establishing the Litigation Trust;

“Litigation Trust Claim” means Alberta Court of Queen’s Bench Action No. 1701-11469;

“Litigation Trust Interests” means the beneficial interests in the Litigation Trust;

“Litigation Trustee” means a Person to be determined by Pengrowth prior to the Effective Time, to serve as trustee of the Litigation Trust pursuant to and in accordance with the terms of the Litigation Trust Agreement;

“LTIP” means the current long term incentive plan of Pengrowth providing for the grant of DSUs, PSUs and RSUs to permanent employees (including directors and officers) and service providers of Pengrowth who have been designated by Pengrowth for participation in the LTIP;

“material adverse change” or “material adverse effect” means any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate is, or may reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, prospects, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash-flows of Pengrowth other than a change, effect, occurrence or event relating to or resulting from:

(a)	conditions affecting the oil and gas industry as a whole or generally in jurisdictions in which Pengrowth carries on a material portion of its business;

(b)	changes in royalties, GAAP, Applicable Laws or Taxes (or the interpretation, application or non-application thereof of any such changes);

(c)	general economic, financial, currency exchange, securities or commodity market conditions in the jurisdictions in which Pengrowth conducts its operations;

(d)	any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;

(e)	any matter which has been disclosed in the Public Record or disclosed in the Disclosure Letter or any action taken (or omitted to be taken) at the written request of Cona;

(f)

any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted, restricted or contemplated by this Agreement or consented to or approved in writing by Cona, or in all such cases, occurring as a direct result thereof;

(g)

a change in the market trading price or trading volume of the Shares (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a material adverse change or a material adverse effect);

(h)

the failure of Pengrowth to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production of petroleum substances disclosed in the Disclosure Letter or in the Public Record (provided that this clause (h) will not prevent a determination that any circumstance, event, change, effect, fact or occurrence giving rise to such a failure to meet projections or forecasts has resulted in a material adverse effect to the extent it is not otherwise excluded from this definition);

(i)

any changes that arise from changes in commodity prices in the Reserves Reports including with respect to any changes that are reflected in any financial statements of Pengrowth, that are filed by Pengrowth after the Agreement Date; or

(j)	that relates to or arises out of the public announcement of this Agreement or the transactions contemplated hereby;

provided, however, that the change or effect referred to in (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Pengrowth, compared to other entities of similar size and operating in the oil and gas industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (a), (b), (c) or (d) above will not be applicable;

“material change” has the meaning ascribed thereto in the Securities Act (Alberta);

“Material Contracts” has the meaning ascribed thereto in Section 4.2(ll);

“Meetings” means, as the context requires, a meeting of: (i) the Shareholders; and (ii) the Secured Debtholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Shareholders and Secured Debtholders, as the case may be, to consider the Arrangement Resolution, and any adjournment(s) thereof;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act (Alberta);

“Noteholders” means the holders of Notes;

“Note Purchase Agreements” means, collectively, the 2010 Note Purchase Agreement and the 2012 Note Purchase Agreement;

“Notes” means, collectively, the 2010 Notes and the 2012 Notes;

“Option Plan” means the stock option plan of Pengrowth providing for the grant of Options to directors, officers, employees, consultants and other service providers of Pengrowth;

“Options” means the outstanding stock options of Pengrowth granted under the Option Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“Optionholders” means the holders of Options;

“Option Termination Agreements” means the agreements to be entered into by Pengrowth and Optionholders in a form satisfactory to Cona, acting reasonably, pursuant to which Optionholders have agreed or shall agree to surrender such Options in accordance with the provisions of Section 2.5;

“Original Agreement” means the arrangement agreement dated October 31, 2019 among Cona, the WEF Parties and Pengrowth, which agreement is amended and restated by this Agreement;

“Outside Date” means January 31, 2020 or such later date as may be agreed to in writing by Cona and Pengrowth;

“Parties” means, collectively, Cona, the WEF Parties and Pengrowth, and “Party” means any of them;

“Pengrowth Board” means the board of directors of Pengrowth;

“Pengrowth Damages Event” has the meaning ascribed thereto in Section 6.2;

“Pengrowth Information” means the information describing Pengrowth and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws in the form provided by Pengrowth;

“Pengrowth Termination Fee” means $45 million;

“Permitted Encumbrances” means: (i) any overriding royalties, net profits interests or other Encumbrances applicable to the interests of Pengrowth in its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests as taken into account in the Reserves Reports and, in the case of undeveloped land, Pengrowth’s mineral property report included in the Data Room Information; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate Pengrowth’s interests in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of mines and minerals; (v) undetermined or inchoate liens incurred or created in the ordinary course of business as security for Pengrowth’s share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vi) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vii) liens for taxes, assessments, and governmental charges that are not due and payable or delinquent; (viii) liens incurred or created in the ordinary course of business as security in favour of a Person that is conducting the development or operation of the property to which such liens relate for charges, costs or expenses that are not due and payable or delinquent; (ix) any Encumbrances granted in the ordinary course of business to a Governmental Authority respecting operations pertaining to petroleum and natural gas rights; (x) any Encumbrances under the Credit Agreement or the security provided thereunder; (xi) any Encumbrances provided to and in favour of the Collateral Agent pursuant to the security granted to the Collateral Agent and contemplated by the Intercreditor Agreement; (xii) the terms and conditions of any title or operating documents applicable to the assets of Pengrowth, provided that any Encumbrance created under or pursuant to any such title or operating documents will be a Permitted

Encumbrance only if it also satisfies another provision of this definition of Permitted Encumbrance; and (xiii) contracts for the purchase and sale, processing, transportation or storage of petroleum substances or for the contract operation of any assets that are terminable without penalty on 30 days or less notice;

“PSU” means a performance share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement in the form set out in Schedule “A” to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof, including in accordance with Section 2.5(f);

“Plans” has the meaning ascribed thereto in Section 4.2(oo);

“Pro Rata Share” has the meaning ascribed thereto in the Plan of Arrangement;

“Public Record” means all information filed by Pengrowth since January 1, 2019 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Pengrowth’s profile;

“Receiving Party” has the meaning ascribed thereto in Section 3.3(d);

“Recipient” has the meaning ascribed thereto in Section 4.3(a);

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

“Regulatory Approvals” means, collectively, the: (i) Competition Act Approval; and (ii) such other sanctions, rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case required or advisable under Laws in connection with the Arrangement; except, in the case of (ii) only, for those sanctions, rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to materially delay or impede the consummation of the Arrangement;

“Representatives” has the meaning ascribed thereto in Section 3.4(a);

“Reserves Reports” means, collectively:

(a)	the independent engineering evaluation of Pengrowth’s oil and natural gas reserves prepared by GLJ effective December 31, 2018 and dated as of February 27, 2019;

(b)

the independent engineering evaluation of Pengrowth’s oil and natural gas reserves relating to the Corporation’s Lindbergh assets prepared by GLJ effective June 30, 2019 and dated as of August 7, 2019; and

(c)	the independent engineering evaluation of Pengrowth’s contingent resources prepared by GLJ effective December 31, 2018 and dated as of January 15, 2019;

“Returns” means all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated tax, information statements and returns and other similar documents in respect of, relating to, or required to be filed in connection with, any Taxes, whether in tangible, electronic or other form;

“RSU” means an outstanding restricted share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Secured Debtholder Approval” means the approval of the Arrangement Resolution by the Secured Debtholders at the Meeting of Secured Debtholders in accordance with the Interim Order;

“Secured Debtholder Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Secured Debtholder Interest Amount” has the meaning ascribed thereto in the Plan of Arrangement;

“Secured Debtholders” means, collectively, the Lenders and the Noteholders;

“Secured Debtholders Transaction” has the meaning ascribed thereto in subparagraph (e) of the definition of Acquisition Proposal;

“Secured Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities of Pengrowth and its affiliates to the Lender Agent and the Lenders under the Credit Agreement and to the Noteholders under the Note Purchase Agreements;

“Shareholder Approval” means the approval of the Arrangement Resolution by the Shareholders at the Meeting of Shareholders in accordance with the Interim Order;

“Shareholders” means the holders from time to time of Shares;

“Shares” means the common shares of Pengrowth, as constituted on the Agreement Date;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta);

“Superior Proposal” has the meaning ascribed thereto in Section 3.4(b)(vi)(A);

“Support Agreement” means a support agreement entered into between Pengrowth and a Secured Debtholder pursuant to which, among other things and subject to the terms and conditions thereof, the Secured Debtholder agrees to support and vote in favour of the transactions contemplated by this Agreement and the Plan and to take such actions and deliver such consents as may be necessary to complete such transactions;

“Swap Indebtedness” means collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Pengrowth or its affiliates under, pursuant or relating to any and all Lender Swap Agreements;

“Swap Lender” has the meaning ascribed thereto in the Credit Agreement;

“Tax” or “Taxes” means: (i) all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, taxes levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada Pension Plan and other Governmental Authority pension plan and workers compensation premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including any interest, fines or penalties for failure to withhold, collect or remit any tax;

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.);

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.11;

“Transaction Costs” means all costs and expenses incurred by Pengrowth from the date of the Letter of Intent until the Effective Time in connection with the Arrangement, including all legal, regulatory, accounting, engineering, audit, financial, strategic or other advisory, solicitation and shareholder communication costs, printing and other administrative and professional fees, and other costs and expenses incurred by Pengrowth in connection with the Arrangement, including: (i) the Employment Agreement Obligations for individuals who are party to an Employment Agreement; (ii) all payments required to be made to those employees of Pengrowth who are members of the Key Employee Retention Program; and (iii) the Initial Funding Amount; but excluding additional proxy solicitation fees, if required pursuant to Section 3.2(q);

“Transferred Information” has the meaning ascribed thereto in Section 4.3(a);

“TSX” means the Toronto Stock Exchange;

“TPH” means Tudor, Pickering, Holt & Co, the financial advisor to Pengrowth in connection with the Arrangement;

“U.S. Securities Act” means the United States Securities Act of 1933;

“Voting Parties” means, collectively, the Shareholders and the Secured Debtholders;

“WEF Canadian” means Waterous Energy Fund (Canadian) LP, a limited partnership formed under the laws of the Province of Alberta;

“WEF International” means Waterous Energy Fund (International) LP, a limited partnership formed under the laws of the Province of Alberta;

“WEF Parties” means, collectively, WEF Canadian, WEF US and WEF International; and

“WEF US” means Waterous Energy Fund (US) LP, a limited partnership formed under the laws of the Province of Alberta.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedule hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the Plan of Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including for greater certainty the Letter of Intent and the Confidentiality Agreement.

1.6	Currency

References in this Agreement to “$” means the lawful currency of Canada; to “U.S.$” means the lawful currency of the United States of America; and to “£” means the lawful currency of the United Kingdom.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.

1.8	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.9	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Pengrowth, it refers to the actual knowledge of the President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Pengrowth after due inquiry. In the context of a covenant of Pengrowth set out in this Agreement, the knowledge of Pengrowth means the actual knowledge of the President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Pengrowth and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.10	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11	Time References

References to time are to local time, Calgary, Alberta.

1.12	Schedule

The following schedule attached hereto is incorporated into, and forms an integral part of, this Agreement:

Schedule “A” – Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT AND MEETINGS

2.1	Plan of Arrangement

(a)	Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.

(b)

By no later than November 15, 2019, or as soon as reasonably practicable thereafter, Pengrowth will apply to the Court, in a manner acceptable to Cona, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order and, upon receipt thereof, Pengrowth will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:

(i)

for the calling and holding of the Meetings, including the record date for determining the Persons to whom notice of the Meetings is to be provided and for the manner in which such notice is to be provided;

(ii)

that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Shareholders holding in aggregate not less than 66 2⁄3% of the votes cast on the Arrangement Resolution by Shareholders, present in person or represented by proxy at the Meeting of Shareholders and, if required by MI 61-101, majority approval after excluding the votes cast in respect of Shares, as applicable, held by Persons whose votes may not be included in determining if such minority approval is obtained in accordance with MI 61-101;

(iii)

that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Secured Debtholders shall be a majority of Secured Debtholders in number holding in the aggregate not less than 66 2⁄3% of the Secured Indebtedness present in person or represented by proxy at the Meeting of Secured Debtholders, voting together as a single class;

(iv)	for the grant of Dissent Rights as provided for in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(vi)	that the Meetings may be adjourned or postponed from time to time by Pengrowth with the consent of Cona without the need for further approval from the Court.

(c)

Provided the Shareholder Approval, Secured Debtholder Approval and all such other approvals as may be required under the Interim Order are obtained not later than two Business Days prior to the Outside Date, Pengrowth shall, as soon as reasonably practicable following the Meetings, submit the Arrangement to the Court and apply for the Final Order.

(d)	Pengrowth will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the

Plan of Arrangement and will not object to legal counsel to Cona making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are in all material respects consistent with the terms of this Agreement and the Plan of Arrangement.

2.2	Circular and Meetings

(a)

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Pengrowth shall, with assistance from Cona and the WEF Parties and subject to compliance with Section 2.2(d) by Cona: (i) prepare the Circular and cause the Circular to be mailed to the Voting Parties and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than November 18, 2019; and (ii) call, give notice of and convene the Meetings by no later than December 18, 2019 (and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meetings without the prior written consent of Cona, except as required for quorum purposes (in which case, the Meetings, shall be adjourned and not cancelled) or as required by Law, by a Governmental Authority or as required or permitted under Section 3.4(b)(viii), 8.1(c)(ii) or 8.1(d)(ii)) at which Meetings the Arrangement Resolution shall be submitted to the Voting Parties entitled to vote upon such resolution for approval.

(b)

Pengrowth shall, with assistance from Cona, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Voting Parties with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Meetings and shall include, without limitation:

(i)	the Pengrowth Information;

(ii)	a copy of the Fairness Opinion;

(iii)	the approvals determination, and recommendations of the Pengrowth Board as set out in Section 2.2(c); and

(iv)	Cona Information.

(c)

The Circular shall state that the Pengrowth Board has unanimously: (i) determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders; (ii) resolved to recommend that Shareholders and Secured Debtholders vote in favour of the Arrangement; and (iii) determined that the Cash Consideration to be received by the Shareholders and the Secured Debtholder Consideration to be received by the Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and Secured Debtholders, respectively.

(d)

Cona shall, in a timely manner, provide Pengrowth with the Cona Information, and such other information relating to Cona and the WEF Parties as Pengrowth may reasonably request for inclusion in the Circular (including all necessary third party consents, if any), so as to permit Pengrowth to comply with the timeline set out above in this Section 2.2.

(e)

Pengrowth shall, subject to compliance with Applicable Canadian Securities Laws, incorporate Cona Information into the Circular in the form provided or approved by Cona and Pengrowth and shall provide Cona and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Cona. The Circular shall be in form and content satisfactory to Pengrowth and Cona, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.

(f)

Pengrowth shall ensure that the Pengrowth Information included in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(g)

Cona and the WEF Parties shall ensure that Cona Information provided by them for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

2.3	General

Pengrowth shall provide Cona and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed by Pengrowth with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Cona, on a timely basis, with copies of any notice of appearance and evidence served on Pengrowth or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Pengrowth indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.4	Filing of Certificate

On the Closing Date, the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement will be filed with the Registrar who will then issue the Certificate. The Certificate will be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.

2.5	Treatment of Incentives and Options

(a)

The particulars of the Options (all of which are “out-of-the-money” based on the Cash Consideration) and other Incentives outstanding as at the Agreement Date have been disclosed in the Disclosure Letter, including:

(i)	the names of the Optionholders and Incentiveholders and the number of Options and Incentives held by them;

(ii)	the date of grant;

(iii)	the date of expiry;

(iv)	the exercise price of each Option;

(v)	the applicable vesting dates; and

(vi)	the number of Shares issuable on exercise of each Option or redemption, as applicable, of each Incentive.

(b)

The Parties acknowledge and agree that the Pengrowth Board intends to approve the vesting of all outstanding unvested Options and Incentives, and that all such Options and Incentives will become conditionally exercisable or redeemable, as applicable, or shall otherwise conditionally vest on or immediately prior to the Effective Time, and that Pengrowth and the Pengrowth Board may take all such actions as are necessary or desirable to effect the foregoing.

(c)

To the extent any Options are exercised or conditionally exercised to purchase Shares prior to the Effective Time, Pengrowth shall ensure that the holder of such Options delivers to Pengrowth, prior to the Effective Time, a cash payment equal to the sum of the aggregate exercise price for the Options so exercised and the amount of any Taxes that Pengrowth is required to remit to a Taxing Authority in respect of the exercise of such Options.

(d)

The Parties acknowledge and agree that pursuant to the terms of the LTIP the vesting of the outstanding unvested DEUs, DSUs, PSUs and RSUs will be accelerated to the Effective Time and, for greater certainty, the “Combined Payout Percentage”, as such term is defined in the LTIP, with respect to any outstanding performance period for the PSUs shall be 100%. Satisfaction of the income tax remittance obligation with respect to the DEUs, DSUs, PSUs and RSUs will be satisfied by way of the withholding by Pengrowth from the Cash Consideration payable pursuant to the DEUs, DSUs, PSUs and RSUs or, if settled in Shares, from either the Shares issuable in accordance with the LTIP or DEU Plan or the Cash Consideration payable in exchange for the Shares issuable pursuant thereto, in accordance with the LTIP. The Parties acknowledge and agree that Pengrowth and the Pengrowth Board may take all such actions as are necessary or desirable to effect the foregoing.

(e)

Pengrowth agrees that, prior to the time that the application for the Interim Order is heard, it shall make commercially reasonable efforts to obtain an Option Termination Agreement, in a form satisfactory to Cona acting reasonably, from each Optionholder, which Option Termination Agreement shall provide that each Optionholder agrees, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time all Options held by such Optionholder, for cancellation for an aggregate payment of $0.01 to each Optionholder regardless of the type or number of Options held by such Optionholder.

(f)

If Option Termination Agreements have been entered into by all Optionholders not less than two Business Days prior to the anticipated date of the application for the Interim Order, then the Parties shall agree to amend the Plan of Arrangement to remove the provisions therein providing for the exercise or cancellation for no consideration of all outstanding Options, as the case may be, pursuant to the Plan of Arrangement.

(g)	The Parties acknowledge and agree that, if applicable:

(i)

Pengrowth will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of any Option surrendered pursuant to an Option Termination Agreement or pursuant to the terms of the Arrangement, as applicable, that neither Pengrowth, nor any person who does not deal at arm’s length with Pengrowth, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of a cash payment made to Optionholders in consideration for the surrender of their Options; and

(ii)	Pengrowth will provide Optionholders who have surrendered their Options with evidence in writing of the election under subsection 110(1.1) of the Tax Act.

2.6	Litigation Trust Matters

As of the Effective Date, Pengrowth shall enter into the Litigation Trust Agreement with the Litigation Trustee and Pengrowth shall:

(a)	transfer and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim;

(b)	contribute in cash the Initial Litigation Funding Amount to the Litigation Trustee, for the benefit of the Litigation Trust; and

(c)

agree to contribute to the Litigation Trust, from time to time, such cash amounts comprising the Additional Litigation Funding Amount as are required in accordance with the terms and conditions of the Litigation Trust Agreement, in consideration for the issuance to Pengrowth of all of the Litigation Trust Interests, all in accordance with the Plan of Arrangement.

2.7	Indemnities and Directors’ and Officers’ Insurance

(a)

Cona agrees that, after the Effective Time, Pengrowth and any successor to Pengrowth will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Pengrowth pursuant to the provisions of the articles, by-laws or other constating documents of Pengrowth, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Pengrowth and its past or current officers or directors effective on or prior to the Agreement Date and Pengrowth has provided Cona the most recent form of indemnity agreement used for its directors and officers on or prior to the Agreement Date.

(b)

Cona will maintain or cause to be maintained in effect for six years from the Effective Time, customary policies of directors’ and officers’ liability insurance providing coverage comparable to, and in any case no less advantageous to the directors and officers of Pengrowth than, the coverage provided by the directors’ and officers’ policies obtained by Pengrowth that are in effect immediately prior to the Effective Time and providing coverage to the current and former directors and officers of Pengrowth in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date, provided that the cost of such insurance does not exceed 175% of Pengrowth’s annual premium for its current policy. Prior to the Effective Time, Pengrowth may, in the alternative, with the consent of Cona, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, provided that the cost of such insurance does not exceed 175% of Pengrowth’s annual premium for its current policy, and in such event Cona will not have any further obligation under this Section 2.7(b).

2.8	Withholding Taxes

Cona, Pengrowth and the Depositary, as applicable, shall be entitled to deduct and withhold from any Cash Consideration otherwise payable to any Shareholders or Incentiveholders under the Plan of Arrangement such amounts as Cona, Pengrowth or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Shareholders, or Incentiveholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority, which Cona covenants to do, or cause to be done.

2.9	Support Agreements

Pengrowth has, concurrent with the execution of this Agreement, delivered to Cona support agreements entered into between Pengrowth and each of the directors and officers of Pengrowth in respect of all Shares beneficially owned by them.

2.10	WEF Parties Guarantee

Each of the WEF Parties, jointly and severally, hereby unconditionally and irrevocably guarantees in favour of Pengrowth the due and punctual performance by Cona of its obligations under Section 6.2. Each of the WEF Parties hereby agrees that Pengrowth shall not have to proceed first against Cona in respect of any such matter before exercising its rights under this guarantee against such WEF Party and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations, subject to the qualifications and limitations set forth in this Agreement, including, but not limited to, those relating to liquidated damages under Section 6.3.

2.11	Noteholder Extension and Support of Secured Debtholders

(a)	Pengrowth shall use its reasonable best efforts to solicit, facilitate, assist, request and cause, on or before November 15, 2019, each Secured Debtholder to deliver an executed Support Agreement.

(b)	Cona and WEF shall, jointly with Pengrowth, be permitted to solicit, facilitate, assist, request and cause each Secured Debtholder to deliver an executed Support Agreement.

2.12	Second Lien Demand Debenture

(a)	Pengrowth shall use its reasonable best efforts to:

(i)

solicit, facilitate, assist, request and cause, on or before November 15, 2019, each Secured Debtholder to consent to the execution by Pengrowth of a demand debenture granting Cona a second lien security interest over all of its present and after-acquired property in support of its potential obligation to pay the Cona Termination Fee, which demand debenture shall provide in the event that Pengrowth does not satisfy its obligation to pay the Cona Termination Fee in cash in connection with the termination of this Agreement pursuant to Section 8.1(c)(ii) of this Agreement upon occurrence of a Cona Damages Event as provided in Section 6.1(a) or Section 6.1(b) hereof, Pengrowth will agree to pay interest on the outstanding amount of the Cona Termination Fee at a rate of 15% per annum until such time as such outstanding amount is satisfied in full; and

(ii)	solicit, facilitate, assist, request and cause an amendment to the Intercreditor Agreement to add Cona as a party and to provide that:

(A)	the Cona Termination Fee shall not be payable until all of the outstanding Secured Indebtedness has been repaid in full in cash; and

(B)

Cona and the WEF Parties will agree that after the occurrence of a Cona Damages Event and prior to the repayment in full of all Secured Indebtedness, neither Cona nor any WEF Party shall take any action to enforce payment of the Cona Termination Fee and such fee shall in all cases rank behind and subordinate to the Secured Indebtedness, and Cona agrees to enter into such amended Intercreditor Agreement providing for the foregoing.

2.13	Communications

Pengrowth shall promptly advise, consult and co-operate with Cona and the WEF Parties in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Authority or with the TSX with respect thereto. Pengrowth shall use commercially reasonable efforts to enable Cona and the WEF Parties to review and comment on all such press releases and filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to Pengrowth’s overriding obligation to make disclosure in accordance with Applicable Laws, and if such disclosure is required and Cona and the WEF Parties have not reviewed or commented on the disclosure, Pengrowth shall use commercially reasonable efforts to give prior oral or written notice to Cona and the WEF Parties, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

ARTICLE 3

COVENANTS

3.1	Covenants of Cona and the WEF Parties

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Pengrowth (such consent not to be unreasonably withheld or delayed):

(a)	Cona will make commercially reasonable efforts to assist Pengrowth in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(b)

Cona and the WEF Parties will provide Pengrowth with a reasonable opportunity to review and comment upon drafts of any document containing information regarding the Arrangement or Pengrowth which is required to be filed or publicly disclosed by Cona or the WEF Parties under Applicable Laws, if any, and Pengrowth agrees to keep such information confidential until it is disseminated or filed;

(c)	Cona and the WEF Parties will promptly notify Pengrowth in writing of:

(i)	any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Arrangement;

(ii)

all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Cona or the WEF Parties, threatened, against Cona or the WEF Parties related to the Arrangement;

(iii)

any change, circumstance or development, including any change, circumstance, or development affecting any representation or warranty provided by Cona or the WEF Parties in this Agreement that, to the knowledge of Cona or the WEF Parties, might reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement; and

(iv)

any change in any fact or matter disclosed in writing or included in any of the information provided to Pengrowth and its Representatives by Cona or the WEF Parties which would reasonably be considered material to Pengrowth in the context of this Agreement or which might materially delay or impede the ability of Cona to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Cona or the WEF Parties contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Pengrowth hereunder;

(d)

Cona and the WEF Parties shall assist Pengrowth in the preparation of the Circular and all Court documents related to the Interim Order and Final Order, and provide to Pengrowth, in a timely and expeditious manner, Cona Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Canadian Securities Laws as of the date of the Circular and Cona shall provide Pengrowth and its Representatives with a reasonable opportunity to review and comment on Cona Information;

(e)

Cona and the WEF Parties will use their respective reasonable commercial efforts to assist Pengrowth in securing all consents of third parties that are required to permit the inclusion of any reference to the names of Cona and the WEF Parties in, or in relation to, any Cona Information included in the Circular, including by reason of such names being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Pengrowth as soon as reasonably practicable;

(f)

on or prior to the Effective Date, provided that there are no material impediments to the satisfaction of the conditions contained in Sections 5.1 and 5.2 for the benefit of Cona which have not been waived by Cona, Cona shall provide to: (i) the Depositary sufficient funds to permit the Depositary to pay the aggregate Cash Consideration that will be payable to the Shareholders and Incentiveholders pursuant to the Arrangement; and (ii) the Collateral Agent sufficient funds to permit the Collateral Agent to pay the aggregate Secured Debtholder Consideration and Secured Debtholder Interest Amount that will be payable to the Secured Debtholders pursuant to the Arrangement;

(g)

Cona and the WEF Parties shall indemnify and save harmless Pengrowth and the directors, officers and agents of Pengrowth from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Pengrowth or any director, officer or agent of Pengrowth may be subject or which Pengrowth, or any director, officer or agent of Pengrowth, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Cona or the WEF Parties in the Circular;

(ii)

any order made or any inquiry, investigation or proceeding initiated by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation by Cona or the WEF Parties in the Circular; or

(iii)	Cona or the WEF Parties not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Cona and the WEF Parties will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are caused by any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Pengrowth Information included in the Circular, the negligence of Pengrowth or any director, officer or agent of Pengrowth or the non-compliance by Pengrowth with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(h)

Cona or the WEF Parties, as the case may be, shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws;

(i)	Cona and the WEF Parties shall make commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and

(j)

Cona shall ensure that it will have available funds at the Effective Time to pay the Cash Consideration payable to the Shareholders and the Secured Debtholder Consideration and Secured Debtholders Interest Amount payable to the Secured Debtholders pursuant to the Arrangement, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

3.2	Covenants of Pengrowth

From the Agreement Date until the earlier of the completion of the Arrangement or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:

(a)

Pengrowth shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice in Canada and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)	Pengrowth shall not, directly or indirectly, do or permit any of the following to occur:

(i)	amend its constating documents;

(ii)

declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares without the prior consultation with, and the prior written consent of, Cona;

(iii)

issue (other than on conversion, exercise, settlement or surrender of the Incentives outstanding on June 30, 2019), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Pengrowth or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares;

(iv)	redeem, purchase or otherwise acquire any of its outstanding shares or other securities;

(v)	split, combine or reclassify any of its securities;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pengrowth;

(vii)	reduce the stated capital of any of its outstanding shares; or

(viii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)

Pengrowth shall not pay any interest to the Lenders or the Noteholders insofar as such interest has been adjusted pursuant to the Support Agreements or contemplated in the Plan of Arrangement, as applicable;

(d)

Pengrowth shall not, without the prior consultation with, and the prior written consent of, Cona (not to be unreasonably delayed), directly or indirectly, except for expenditures considered necessary by Pengrowth, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment:

(i)	sell, pledge, dispose of or encumber any assets, except production in the ordinary course of business;

(ii)	expend or commit to expend any amount with respect to any capital expenditure item, other than as detailed in the 2019 Capital Program and Budget, in an amount in excess of $500,000;

(iii)	expend or commit to expend amounts in excess of $200,000 in a given month in the aggregate with respect to operating expenses outside of the ordinary course of business;

(iv)	approve the 2020 Capital Program and Budget;

(v)

acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Pengrowth as of the Agreement Date, or make any investment therein either by purchase of shares or securities or contributions of capital;

(vi)

incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Section 3.2(d), or any other material liability or obligation other than in respect of the Credit Agreement or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business;

(vii)	issue, increase, extend or renew any letter of credit issued under the Credit Agreement;

(viii)	authorize, recommend or propose any release, waiver or relinquishment of any Material Contract right;

(ix)

waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or waive, release, grant, transfer or enter into any material license, lease, production sharing agreement, government land concession or other material document, other than as a result of land expiries in the normal course;

(x)

except in the ordinary course of business (including, without limitation, oil and natural gas lease expiries and in satisfaction of regulatory requirements), surrender, release or abandon the whole or any part of its assets;

(xi)	enter into any hedges, swaps or other financial instruments or like transactions or terminate any hedges, swaps or other financial instruments or like transactions;

(xii)

enter into any non-arm’s length transactions including with any officers, directors, employees or consultants of Pengrowth or transfer any property or assets of Pengrowth to any directors, officers, employees or consultants;

(xiii)

pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Financial Statements or otherwise in the ordinary course of business or repayment of Pengrowth’s bank indebtedness;

(xiv)	enter into any agreements for the sale of production having a term of more than 30 days;

(xv)	enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or

(xvi)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)

Pengrowth shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws. For greater certainty, Pengrowth shall not make any bonus payments with respect to 2019 performance without the prior written consent of Cona;

(f)

other than in relation to the Litigation Trust Claim, Pengrowth shall not, without the prior consultation with, and the prior written consent of, Cona: (i) commence any litigation; or (ii) cancel, waive, release, assign, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation or right in excess of an amount of $100,000 individually or $500,000 in the aggregate;

(g)

other than in respect of the payment of Employment Agreement Obligations, the Key Employee Retention Program, and the Key Executive Retention Program upon completion of the Arrangement, Pengrowth shall not:

(i)	make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided;

(ii)	grant any officer, director, employee or consultant an increase in compensation in any form;

(iii)	grant any general salary increase;

(iv)	grant any Incentives;

(v)	take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees;

(vi)	enter into or amend any existing employment, severance, termination or change of control agreement;

(vii)	terminate the employment or engagement of any employee, officer, director or consultant unless such employee, officer, director or consultant:

(A)	is terminated for cause;

(B)	is terminated with the prior written consent of Cona;

(C)	voluntarily resigns; or

(D)	retires;

(viii)

adopt or amend (other than to permit accelerated vesting of currently outstanding Incentives as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Option Plan or the LTIP, or the terms of any outstanding Incentives or rights thereunder; nor

(ix)	advance any loan to any officer, director, employee, consultant or any other party not at arm’s length;

(h)

Pengrowth will promptly provide to Cona, for review by Cona and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Pengrowth’s obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Cona agrees to keep such information confidential until it is filed as part of the Public Record;

(i)

Pengrowth shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Pengrowth shall consult with Cona with respect to all such matters prior to taking any action in respect thereof;

(j)	Pengrowth will promptly notify Cona in writing of:

(i)

any material Governmental Authority or third party complaints, investigations, audits or hearings (or communications indicating that the same may be contemplated) in respect of Pengrowth or the Arrangement;

(ii)

all material matters relating to claims, audits, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Pengrowth, threatened, against Pengrowth or related to the Arrangement;

(iii)

any circumstance or development that, to the knowledge of Pengrowth, would have a material adverse effect or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the consummation of the Arrangement;

(iv)

any change affecting any representation or warranty provided by Pengrowth in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)

any change in any fact or matter disclosed in the Disclosure Letter or included in any of the information provided to Cona, the WEF Parties and their Representatives in the course of their evaluation of Pengrowth which might materially delay or impede the ability of Pengrowth to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in the Disclosure Letter or included in such information or any representation or warranty of Pengrowth contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Cona hereunder;

(k)

Pengrowth will maintain its status as a “reporting issuer” (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(l)	Pengrowth will maintain the listing of the Shares on the TSX;

(m)

Pengrowth shall indemnify and save harmless Cona and the WEF Parties and the directors, officers and agents of Cona and the WEF Parties from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Cona or the WEF Parties or any director, officer or agent of Cona or the WEF Parties, may be subject or which Cona or the WEF Parties, or any director, officer or agent of Cona or the WEF Parties, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Pengrowth in the Circular;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular; or

(iii)	Pengrowth not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Pengrowth shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on Cona Information included in the Circular, or the negligence of Cona or the WEF Parties or any director, officer or agent of Pengrowth or the failure of Cona or the WEF Parties to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(n)

except for proxies and non-substantive communications with the holders of Pengrowth securities and communications that Pengrowth is required to keep confidential pursuant to Applicable Law, Pengrowth shall furnish promptly to Cona, or Cona’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Pengrowth from holders of Pengrowth securities or regulatory agencies in connection with:

(i)	the Arrangement;

(ii)	the Meetings;

(iii)	any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(iv)	any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;

(o)

Pengrowth shall use commercially reasonable efforts to cause the resignation of its directors effective at the Effective Time and to secure mutual releases from each such director, in a form satisfactory to Cona, acting reasonably, in favour of Pengrowth and Cona;

(p)

Pengrowth shall convene and hold the Meetings, at which meetings the Arrangement Resolution shall be submitted to the Voting Parties entitled to vote upon such resolution for approval, and Pengrowth shall provide written notice to Cona of the Meetings and allow Cona’s Representatives to attend such meeting;

(q)

subject to the terms of this Agreement and the fiduciary duties of the directors and officers of Pengrowth, Pengrowth shall solicit proxies to be voted at the Meetings in favour of matters to be considered at the Meetings, including the Arrangement Resolution and, if requested by Cona, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Transaction Costs and will be paid by Cona) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(r)

Pengrowth shall advise Cona, as Cona may request, and on a daily basis on each of the last ten Business Days prior to the proxy cut-off date for the Meetings, as to the aggregate tally of the proxies received by Pengrowth in respect of the Arrangement Resolution and any other matters to be considered at the Meetings;

(s)

Pengrowth shall conduct the Meetings in accordance with the by-laws of Pengrowth and any instrument governing the Meetings (including without limitation, the Interim Order), as applicable, and otherwise in accordance with Applicable Laws;

(t)

Pengrowth shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws;

(u)

Pengrowth shall promptly advise Cona of the number of Shareholders for which Pengrowth receives notices of dissent or written objections to the Arrangement and provide Cona with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Cona with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Pengrowth to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the

Arrangement Resolution and reasonable consideration shall be given to any comments made by Cona and its counsel prior to sending any such written communications. Pengrowth shall not settle any claims with respect to Dissent Rights without the prior written consent of Cona, not to be unreasonably withheld or delayed;

(v)

Pengrowth shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Pengrowth shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(w)	Pengrowth shall:

(i)	duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects;

(ii)	timely pay all Taxes which are due and payable unless validly contested;

(iii)	pay, withhold, collect and remit to the proper Governmental Authority within the times prescribed by Applicable Laws, all amounts required to be so paid, withheld, collected or remitted;

(iv)	not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)

not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending prior to the Agreement Date; and

(vii)

properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Pengrowth which are not due or payable prior to the Effective Date;

(x)

Pengrowth will not, directly or indirectly claim any discretionary deduction, reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carry-forwards;

(y)	except as disclosed in writing to Cona and as required by Applicable Law, Pengrowth shall not:

(i)	make, change or rescind any Tax election, information schedule, return or designation,

(ii)	enter into any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement,

(iii)	surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or

(iv)	consent to the extension or waiver of the limitation period applicable to any Tax matter, without the consent of Cona, such consent not to be unreasonably withheld;

(z)

Pengrowth shall conduct itself so as to keep Cona fully informed as to the material decisions or actions required to be made with respect to the operations of Pengrowth’s business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third-party or otherwise prevented by Applicable Laws or is in respect of customer-specific or competitively sensitive information; and

(aa)

Pengrowth shall promptly notify Cona in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Pengrowth, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Pengrowth, provided that Pengrowth shall in good faith discuss with Cona any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Pengrowth, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Cona pursuant to this Section 3.2(aa).

3.3	Mutual Covenants Regarding the Arrangement

From the Agreement Date until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8:

(a)	each Party shall make commercially reasonable efforts to cause the Effective Date to occur on or about ten Business Days after the date of the Meetings and, in any event, by the Outside Date;

(b)

each Party shall make commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder (to the extent that the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including making commercially reasonable efforts to:

(i)

obtain all waivers, consents and approvals from other parties to leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby;

(ii)

obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder; and

(iii)

oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(c)

each Party agrees that it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue in any material respect prior to the Effective Date or which would reasonably be expected to materially impede the consummation of the Arrangement or to prevent or delay the consummation of the transactions contemplated hereby, in each case, except as permitted by this Agreement;

(d)	notwithstanding anything else in this Agreement, in connection with obtaining the Competition Act Approval:

(i)	the Parties shall use commercially reasonable efforts to obtain Competition Act Approval as soon as practicable and in any event prior to the Outside Date. In connection therewith:

(A)

Cona shall prepare and file with the Commissioner a submission in support of a request for an ARC under section 102 of the Competition Act as soon as practicable but in any event no later than five Business Days following the execution of this Agreement or such later date as the parties may mutually agree in writing; and

(B)

Cona and Pengrowth shall each file with the Commissioner a notification pursuant to Part IX of the Competition Act as soon as practicable but in any event no later than five Business Days following the execution of this Agreement or such later date as the parties may mutually agree in writing;

(ii)

each of the Parties shall not take any action, including entering into any separate transaction or commercial relation, that will have, or might reasonably be expected to have, the effect of delaying, impairing or impeding the granting of the Competition Act Approval;

(iii)	each Party will:

(A)

cooperate with one another, including by way of furnishing such information as may be reasonably requested by a Party, in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner) as may be or become necessary or desirable in connection with obtaining Competition Act Approval;

(B)	promptly inform the other Parties of any material communication received by that Party from the Commissioner;

(C)

use commercially reasonable efforts to respond promptly to any request or notice from the Commissioner requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement;

(D)

permit the other Parties to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner), and provide the other Parties a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(E)

promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner);

(F)

make commercially reasonable efforts to ensure that, to the extent permitted by Applicable Law, prior to participating in any substantive meetings or discussions (whether in person, by telephone or otherwise) with the Commissioner, the other Party is consulted in advance, and such other Party or its external legal counsel is given the opportunity to attend and participate thereat unless the representatives of the Commissioner requests otherwise; and

(G)	keep the other Parties informed, including through their respective external legal counsel, of the status of discussions relating to obtaining Competition Act Approval; and

(iv)

notwithstanding any requirement in this Section 3.3, if a Party (in this Section 3.3 only, a “Disclosing Party”) is required to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from the Commissioner) which does not contain any such competitively sensitive or other restricted information;

(e)	in connection with obtaining the Regulatory Approvals (other than Competition Act Approval):

(i)

each Party shall make commercially reasonable efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Cona and Pengrowth will make commercially reasonable efforts to cooperate with the other in connection with the performance by the other Party of its obligations under this Section 3.3(e)(i) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Cona and Pengrowth;

(ii)

Cona shall not make any filing, application or submission to a Governmental Authority that is not required to be made in order to consummate the transaction contemplated by this Agreement unless Cona has sought and obtained the written permission of Pengrowth, which permission Pengrowth shall have the sole and absolute right to refuse;

(iii)

notwithstanding any other provision in this Agreement, except as otherwise required by Applicable Law, where any of Cona, the WEF Parties or Pengrowth, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to any other Party in connection with obtaining any other Regulatory Approvals, Cona or the WEF Parties or Pengrowth, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other Party or to external experts hired by external counsel to Cona or the WEF Parties or

Pengrowth (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than the Governmental Authority;

(iv)	promptly inform the other Parties of any material communication received by that Party from any Governmental Authority in respect of obtaining the other Regulatory Approvals;

(v)	keep the other Parties informed of the status of discussions related to obtaining the other Regulatory Approvals; and

(f)

each Party shall make commercially reasonable efforts to cooperate with the other Parties in connection with the performance by another Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Cona and Pengrowth.

3.4	Pengrowth’s Covenants Regarding Non-Solicitation

(a)

Pengrowth shall: (1) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any affiliates, officers, directors, employees, consultants, advisors (including financial and legal advisors), representatives or agents of Pengrowth or any other person acting on behalf of Pengrowth or in any way involved in the Plan of Arrangement (collectively, “Representatives”)), if any, with any third parties (other than Cona or the WEF Parties) initiated before the Agreement Date with respect to any proposal that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (2) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; and (3) (pursuant to and in accordance with each applicable confidentiality agreement, but excluding with respect to the Secured Debtholders) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Pengrowth relating to an Acquisition Proposal and shall make commercially reasonable efforts to cause such requests to be honoured.

(b)	Pengrowth shall not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:

(i)

solicit or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to Cona, the approvals, determinations and recommendations of the Pengrowth Board as set out in Section 2.2(c);

(iii)

enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or

(v)

release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Pengrowth is a party, including, without limitation, any “standstill provisions” thereunder, provided, however, that notwithstanding any provisions of Sections 3.4(a)(1) or (2) or this Section 3.4(b), Pengrowth and its Representatives may:

(vi)

enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Pengrowth or any of its Representatives) seeks to initiate such discussions or negotiations that does not result from a breach of this Section 3.4 and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality provisions in the Letter of Intent, along with the information provided thereunder, to Cona, may furnish to such third party information concerning Pengrowth and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made an unsolicited written bona fide Acquisition Proposal:

(1)

that is not subject to a financing condition and the funds or other consideration necessary for the consummation of such Acquisition Proposal (including, for greater certainty, paying the full amount pursuant to Section 8.1(d)(iii), and paying all of the outstanding Secured Obligations (as defined in the Support Agreement), in cash and in full) are available or, as demonstrated to the Pengrowth Board, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any;

(2)

that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of Pengrowth which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes and which access shall not extend beyond the tenth calendar day after which such access is first afforded to the Person making such Acquisition Proposal;

(3)

that the Pengrowth Board and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of being completed in accordance with its terms within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(4)

in respect of which the Pengrowth Board has determined in good faith (after the receipt of advice from its legal counsel in respect of (I) below, and its financial advisors in respect of (II) below, in each case as reflected in the minutes of the Pengrowth Board), that

(I) failure to recommend such Acquisition Proposal could be inconsistent with its fiduciary duty under Applicable Laws; and (II) such Acquisition Proposal if consummated in accordance with its terms, would reasonably be expected to result in a transaction financially superior for the Voting Parties than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by Cona as contemplated by Section 3.4(d)) (an Acquisition Proposal described in this clause (A) being a “Superior Proposal”); and

(B)

prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Pengrowth provides prompt written notice to Cona to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Cona a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Cona, copies of all information provided to such third party concurrently with the provision of such information to such third party, together with the information required to be provided under Section 3.4(d);

(vii)

comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders;

(viii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party and, in connection therewith, withdraw any approval or recommendation contemplated by Section 3.4(b)(ii), but only if prior to such acceptance, recommendation, approval or implementation, (A) the Pengrowth Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the Pengrowth Board, that it is a Superior Proposal and the failure to take such action is inconsistent with the discharge of the fiduciary duties of the directors of Pengrowth under Applicable Laws, (B) Pengrowth complies with its obligations set out in Section 3.4(d), and (C) Pengrowth terminates this Agreement in accordance with Section 8.1(d)(iii) and the third party making the Superior Proposal concurrently therewith pays $45 million to Cona; and

(ix)

enter into, or participate in, any discussions or negotiations with the Secured Debtholders or the Shareholders and their respective Representatives and any matters related to the maturities of the Secured Indebtedness and matters in respect of the Credit Agreement regarding the general operation and revolving thereof until the Effective Time, provided however that any such discussions and negotiations pertain solely to the transactions contemplated by this Agreement;

(x)	with respect to the transactions contemplated by this Agreement and any matters related to the maturities of the Secured Indebtedness.

(c)

Pengrowth shall promptly (and in any event within 24 hours of receipt by Pengrowth) notify Cona (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Pengrowth, its assets, or any amendments to the foregoing received by Pengrowth. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Pengrowth or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Pengrowth). Pengrowth shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Cona may reasonably request (to the extent then known by Pengrowth). Pengrowth shall keep Cona fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by Cona with respect thereto, and shall provide to Cona copies of all material correspondence and other written material sent to or provided to Pengrowth by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Pengrowth to any Person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of a Superior Proposal, Pengrowth shall give Cona, orally and in writing, at least three Business Days advance notice of any decision by the Pengrowth Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall: (i) confirm that the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Pengrowth and such third party in all material respects, and Pengrowth will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to Cona. During the three Business Day period commencing on the delivery of such notice, Pengrowth agrees not to accept, recommend, approve or enter into any definitive agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period, Pengrowth shall, and shall cause its financial and legal advisors to, negotiate in good faith with Cona and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement that would result in the Arrangement, as amended, being equal or superior from a financial point of view to the Voting Parties than the Superior Proposal. In the event Cona confirms in writing its commitment to amend this Agreement to provide a transaction financially equivalent or superior for the Voting Parties than the Superior Proposal and so advises the Pengrowth Board prior to the expiry of such three Business Day period, the Pengrowth Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, Cona shall have no obligation to make or negotiate any changes to this Agreement in the event that Pengrowth is in receipt of a Superior Proposal. Pengrowth acknowledges that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of this Section 3.4(d).

(e)

The Pengrowth Board shall reaffirm its recommendation of the Arrangement by news release promptly, and in any event within three Business Days of being requested to do so by Cona (or in the event that the Meetings to approve the Arrangement are scheduled to occur within such three Business Day period, prior to the scheduled date of such meetings), in the event that: (i) any Acquisition Proposal is publicly announced unless the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal.

(f)

Cona agrees that all information that may be provided to it by Pengrowth with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were subject to the confidentiality provisions of the Letter of Intent and such information shall not be disclosed or used except in accordance with the Letter of Intent or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Pengrowth shall be responsible for any breach of this Section 3.4 by its Representatives.

3.5	Access to Information

(a)

From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Pengrowth shall, subject to compliance with Applicable Laws, the confidentiality provisions of the Letter of Intent and the terms of any Contracts (in which circumstances Pengrowth will make commercially reasonable efforts to obtain a waiver thereof) and upon reasonable written notice, provide Cona and its Representatives access, during normal business hours and at such other time or times as Cona may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, properties, employees and management personnel and shall furnish promptly to Cona all information concerning its business, properties, operations and personnel as Cona may reasonably request in order to permit Cona to be in a position to expeditiously and efficiently integrate the business and operations of Pengrowth with those of Cona immediately upon but not prior to the Effective Date, provided that Pengrowth’s compliance with any request under this Section 3.5(a) shall not unduly interfere with the conduct of Pengrowth’s business.

(b)

The Parties acknowledge and agree that all information provided by Pengrowth to Cona (or any of its Representatives) pursuant to this Section 3.5 shall be treated as if it were subject to the confidentiality provisions of the Letter of Intent.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Cona and the WEF Parties

Cona and each of the WEF Parties hereby jointly and severally make the representations and warranties set out in this Section 4.1 to, and in favour of, Pengrowth and acknowledge that Pengrowth is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Organization and Qualification. Each of Cona and the WEF Parties has been duly incorporated and is validly subsisting under the Applicable Laws of its jurisdiction of formation.

(b)

Authority Relative to this Agreement. Each of Cona and the WEF Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of Cona and the WEF Parties of the Arrangement and the transactions contemplated by this Agreement have been duly authorized by the board of directors of Cona and the investment committee of each of the WEF Parties and no other proceedings on the part of Cona or any of the WEF Parties is necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein. This Agreement has been duly executed and delivered by each of Cona and the WEF Parties and constitutes a legal, valid and binding obligation of each of Cona and the WEF Parties enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations. Except as contemplated by this Agreement:

(i)

neither the execution and delivery of this Agreement by Cona or the WEF Parties nor the consummation of the Arrangement and the transactions contemplated by this Agreement nor compliance by Cona with any of the provisions hereof will:

(A)

violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, the constating or governing documents of Cona or the WEF Parties; or

(B)

subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Cona or the WEF Parties;

(except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Cona to consummate the Arrangement); or

(ii)

other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Court and the Competition Act Approval:

(A)	there is no legal impediment to Cona’s consummation of the Arrangement; and

(B)

no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Cona or the WEF Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Cona to consummate the Arrangement.

(d)

Funds Available. Cona and the WEF Parties will collectively have, on the Business Day immediately prior to the Effective Time, sufficient funds available to pay the Cash Consideration payable to the Shareholders and to pay or advance to Pengrowth or the Collateral Agent the Secured Debtholder Consideration and Secured Debtholder Interest Amount payable to the Secured Debtholders pursuant to the Arrangement, and to satisfy all other obligations payable by Cona pursuant to this Agreement, the Plan of Arrangement.

(e)

Requisite Approvals. This Agreement and the transactions contemplated by this Agreement have received the unanimous approval of: (i) the board of directors of Cona; and (ii) the investment committee of each of the WEF Parties.

(f)

Holdings of Pengrowth. As at the Agreement Date, neither Cona, the WEF Parties nor any persons acting jointly or in concert with any of them within the meaning of National Instrument 62-104 beneficially owns, or exercises control or direction over, any Shares or Notes.

(g)

Proceeds of Crime. To the knowledge of each of Cona and the WEF Parties, each of Cona and the WEF Parties has not, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) (to the extent applicable) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Cona or the WEF Parties and its operations and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(h)	Investment Canada Act. Cona is a Canadian within the meaning of the Investment Canada Act.

4.2	Representations and Warranties of Pengrowth

Pengrowth hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Cona and each of the WEF Parties and acknowledges that each of Cona and the WEF Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Pengrowth has been duly amalgamated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Pengrowth is duly registered or authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not have a material adverse effect on Pengrowth.

(b)

Authority Relative to this Agreement. Pengrowth has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Pengrowth of the transactions contemplated by the Arrangement have been duly authorized by the Pengrowth Board and no other proceedings on the part of Pengrowth are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by the Voting Parties and approval of the Circular and matters relating to the Meetings by the Pengrowth Board. This Agreement has been duly executed and delivered by Pengrowth and constitutes a legal, valid and binding obligation of Pengrowth enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Except as disclosed in the Disclosure Letter, Pengrowth has no subsidiaries.

(d)	No Violations. Except as contemplated by this Agreement:

(i)

neither the execution and delivery of this Agreement by Pengrowth nor the consummation of the transactions contemplated by the Arrangement nor compliance by Pengrowth with any of the provisions hereof will:

(A)

except as disclosed in the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Pengrowth or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Pengrowth; or (2) subject to the receipt of the consent of both the Lenders and the Noteholders, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Pengrowth is a party or to which it, or any of its properties or assets, may be subject or by which it is bound;

(B)

subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Pengrowth or any of its properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a material adverse effect on Pengrowth, or materially delay or impede the ability of Pengrowth to consummate the Arrangement; or

(ii)

other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Voting Parties, Court, the Competition Act Approval:

(A)	there is no legal impediment to Pengrowth’s consummation of the Arrangement; and

(B)

no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pengrowth in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Pengrowth, or materially delay or impede the ability of Pengrowth to consummate the Arrangement.

(e)

Litigation. Except as disclosed in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Pengrowth, threatened, affecting or that would reasonably be expected to affect Pengrowth or affecting or that would reasonably be expected to affect any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Pengrowth which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Pengrowth, or would materially delay or impede the ability of Pengrowth to consummate the Arrangement.

(f)

Taxes, etc. Except as disclosed in the Disclosure Letter, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Pengrowth:

(i)

all material Returns required to be filed by or on behalf of Pengrowth for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Pengrowth with respect to items or periods covered by such Returns;

(ii)

Pengrowth has paid or has withheld and remitted to the appropriate Taxing Authority on a timely basis all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Pengrowth has established adequate accruals in conformity with IFRS in the Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Pengrowth has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)	no written claim has been made by any Governmental Authority in a jurisdiction where Pengrowth does not file Tax Returns that Pengrowth is or may be subject to Tax by that jurisdiction;

(iv)	there are no Encumbrances, other than the Permitted Encumbrances, with respect to Taxes upon any of the assets of Pengrowth;

(v)	no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Pengrowth that have not yet been settled;

(vi)

Pengrowth has made available to Cona, to the extent requested by Cona, true and complete copies of: (A) income tax audit reports, statement of deficiencies, notices of assessment and notices of reassessment of Pengrowth, closing or other agreements received by Pengrowth or on behalf of Pengrowth relating to Taxes; and (B) all income tax Returns for Pengrowth including all predecessor entities, in all cases in respect of taxable years ended on or after December 31, 2012;

(vii)

Except as disclosed in the Disclosure Letter, Pengrowth is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Pengrowth, has such an event been asserted in writing by any Governmental Authority or threatened against Pengrowth or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Pengrowth. No audit by Taxing Authorities of Pengrowth is in process or to the knowledge of Pengrowth, pending;

(viii)

Pengrowth’s tax pools as at September 30, 2019 were accurately disclosed in the Disclosure Letter. Except as disclosed in the Disclosure Letter, such tax pools have not materially and adversely changed since September 30, 2019;

(ix)

Pengrowth has not entered into any agreements or made any covenants with any parties with respect to the issuance of “flow-through shares” (as defined in the Tax Act) or the incurring and renunciation of “Canadian exploration expense” or “Canadian development expense” (each as defined in the Tax Act), which amounts have not been fully expended and renounced as required thereunder;

(x)

Pengrowth has not, at any time, directly or indirectly transferred any property to or supplied any services to, or acquired any property or services from, a Person with whom it was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services;

(xi)

Pengrowth has not, at any time, directly or indirectly, transferred any property or supplied any services to, acquired any property or services from, a Person who is not resident in Canada for purposes of the Tax Act and with whom Pengrowth was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Pengrowth been deemed to have done so for purposes of the Tax Act; and Pengrowth has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act, and there are no transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;

(xii)

there are no circumstances existing which could result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Applicable Law, to Pengrowth. Other than in the ordinary course, Pengrowth has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of Pengrowth for any period ending after the Effective Time;

(xiii)

Pengrowth is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Pengrowth has no liability for the Taxes of any other Person under any applicable legislation, as a transferee or successor, by contract or otherwise; and

(xiv)	for purposes of the Tax Act, Pengrowth is resident in, and is not a non-resident of Canada and is a “taxable Canadian corporation”.

(g)

Securities Laws. Pengrowth is a “reporting issuer” in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Shares are listed and posted for trading on the TSX. Pengrowth is not in default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. The documents and information comprising the Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Public Record prior to the Agreement Date. Pengrowth has not filed any confidential material change report that, at the

Agreement Date, remains confidential. No delisting of, suspension of trading in or cease trading order with respect to any securities of Pengrowth and, to the knowledge of Pengrowth, no inquiry or investigation (formal or informal) by any securities authority, or any enforcement action, is in effect or ongoing by any securities authority or, to the knowledge of Pengrowth, expected to be implemented or undertaken against Pengrowth, other than the delisting of the Shares after the Effective Time. None of the officers or directors of Pengrowth are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. Except as disclosed in the Disclosure Letter, since January 1, 2017, Pengrowth has not received material correspondence between the securities authorities, on the one hand, and Pengrowth, on the other hand.

(h)

Capitalization. As of the Agreement Date, the authorized capital of Pengrowth consists of an unlimited number of Shares and up to 10,000,000 preferred shares. As of October 31, 2019, there are 560,113,864 Shares issued and outstanding and no preferred shares are issued and outstanding. Other than: (i) Options providing for the issuance of up to 17,835,384 Shares (ii) RSUs providing for the issuance of up to 4,260,295 Shares; (iii) PSUs providing for the issuance of up to 959,059 Shares; (iv) DSUs providing for the issuance of up to 191,144.65 Shares; and (v) DEUs providing for the issuance of up to 79,628.09 Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Pengrowth of any securities of Pengrowth (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Pengrowth (including Shares). All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Shares issuable upon the exercise of Incentives in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Shares, there are no securities of Pengrowth outstanding which have the right to vote generally with Shareholders on any matter.

(i)

Indebtedness. As of October 31, 2019, (i) the aggregate Secured Indebtedness under the Credit Agreement, including for certainty the undrawn amount of all outstanding letters of credit issued under the Credit Agreement is $231,024,032; and (ii) the aggregate principal amount of the Secured Indebtedness under the Notes, including accrued interest and make-whole payments thereon, is U.S $392,736,820; $22,045,208; and £12,138,569.

(j)

Significant Shareholders. To the knowledge of Pengrowth, as of the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over Shares representing more than 10.0% of the issued and outstanding Shares, other than as disclosed in the Disclosure Letter.

(k)

Bankruptcy and Insolvency Matters. No action or proceeding has been commenced or filed by or against Pengrowth which seeks or could reasonably be expected to lead to: (i) receivership, bankruptcy, a commercial proposal or similar proceeding of Pengrowth; (ii) the adjustment or compromise of claims against Pengrowth; or (iii) the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Pengrowth or any portion of its assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Pengrowth and no creditor or securityholder has threatened to commence or advised that it may commence, any such action or proceeding; and Pengrowth has not made, or is considering making, an assignment for the benefit of its creditors.

(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Shares, Notes or any other securities of Pengrowth has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pengrowth, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(m)

Financial Statements. The Financial Statements, and any interim or annual financial statements filed by or on behalf of Pengrowth on and after the Agreement Date with the securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were or, when so filed, will have been prepared in accordance with GAAP, and present or, when so filed, will present fairly in accordance with GAAP in the financial position, results of operations and changes in financial position of Pengrowth as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Pengrowth’s accounting policies, except as described in the notes to the Financial Statements, since January 1, 2019.

(n)

Auditors. The auditors of Pengrowth are independent public accountants and there is not now, and there has not been since January 1, 2018, any reportable event (as defined in NI 51-102) with the auditors of Pengrowth.

(o)

Books and Records. The financial books, records and accounts of Pengrowth, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Pengrowth and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Financial Statements. The corporate records and minute books of Pengrowth have been maintained in compliance, in all material respects, with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Cona except that minutes of certain recent meetings of the Pengrowth Board or a committee thereof have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Cona prior to the Agreement Date) and in certain cases, minutes of the Pengrowth Board and committees of the Pengrowth Board in respect of strategic matters have been redacted or withheld.

(p)	Absence of Undisclosed Liabilities. Pengrowth does not have any liabilities of any nature (matured or un-matured, fixed or contingent) in the aggregate in excess of $5 million, other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Financial Statements (the “Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Balance Sheet under GAAP; and

(iii)	those incurred in the ordinary course of business since the date of the Balance Sheet and consistent with past practice.

(q)

Internal Control Over Financial Reporting. Pengrowth maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pengrowth; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pengrowth are being made only in accordance with authorizations of management and directors of Pengrowth; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pengrowth that could have a material effect on its financial statements. To the knowledge of Pengrowth, except as disclosed in the Public Record, prior to the Agreement Date, there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Pengrowth that are reasonably likely to materially and adversely affect the ability of Pengrowth to record, process, summarize and report financial information; and there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pengrowth.

(r)	Absence of Certain Changes or Events. Except as disclosed in the Public Record and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2019:

(i)	Pengrowth has conducted its business only in the ordinary course of business substantially consistent with past practice;

(ii)

Pengrowth has not, and to the knowledge of Pengrowth, no director, officer, employee or auditor of Pengrowth, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Pengrowth or its internal accounting controls.

(s)

Registration, Exemption Orders, Licenses, etc. To the knowledge of Pengrowth, Pengrowth has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now being or proposed to be conducted (collectively, the “Governmental Authorizations”), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth. No proceedings are pending or, to the knowledge of Pengrowth, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth.

(t)

Compliance with Laws. Pengrowth is not in violation of any Applicable Laws which violation would reasonably be expected to have a material adverse effect on Pengrowth. The operations and business of Pengrowth is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth or would materially delay or impede the ability of Pengrowth to consummate the Arrangement, and Pengrowth has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Pengrowth or would materially delay or impede the ability of Pengrowth to consummate the Arrangement.

(u)

Restrictions on Business Activities. There is no judgment, injunction or order binding upon Pengrowth that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on Pengrowth.

(v)

Related Party Transactions. Except as permitted by this Agreement and except for the Employment Agreements, the Key Employee Retention Program, and the Key Executive Retention Program and other than Options, Incentives and director and officer indemnity agreements and amounts due as normal salaries and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Pengrowth and: (i) any officer, director or employee of, or consultant to a member of Pengrowth; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Pengrowth; or (iii) any associate or affiliate of any such Person (collectively, “Related Parties”). No Related Party owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Pengrowth or any revenue or rights attributed thereto.

(w)

Reserves Reports. Pengrowth has made available to GLJ, prior to the issuance of the Reserves Reports for the purpose of preparing the Reserves Reports, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Pengrowth has no knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to GLJ since the date that such information was provided. Pengrowth believes that the Reserves Reports reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective date of the report based upon information available at the time such reserve information was prepared, and Pengrowth believes that, at the date of such report, such report did not (and as of the Agreement Date, except with respect to changes to commodity prices and as may be attributable to production of the reserves since the date of such report, such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.

(x)

Environmental. Except as disclosed in the Disclosure Letter or to the extent that any violations or other matters referred to in this subparagraph do not, and would not reasonably be expected to, expose Pengrowth to liability in excess of an amount of $1,000,000 for any individual violation or matter or $5,000,000 in the aggregate (and in the case of properties for which Pengrowth is not the operator, to Pengrowth’s knowledge):

(i)	to the best of its knowledge, Pengrowth is not in violation of any applicable Environmental Laws;

(ii)	Pengrowth has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws of the time;

(iii)

to the knowledge of Pengrowth and except as disclosed in the Disclosure Letter, there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Pengrowth, or on or underneath any location which is currently owned or leased by Pengrowth, that have not been fully remediated;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pengrowth which Pengrowth has notice;

(v)

Pengrowth has not received written notice of any orders or directives from any Governmental Authority related to Environmental Liabilities which require any work, repairs, construction or capital expenditures which have not been complied with in all material respects;

(vi)	Pengrowth has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vii)

Pengrowth holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Pengrowth has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(viii)

there are no pending or, to the knowledge of Pengrowth, threatened claims or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Pengrowth currently or formerly owned, leased, operated or otherwise used; and

(ix)

there have been no fatal or critical accidents which have occurred in the course of the operation of the business of Pengrowth in the past two years which might lead to charges under any Environmental Laws or applicable occupational health and safety legislation.

(y)

Absence of Undisclosed Changes. Except as disclosed in the Disclosure Letter, there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pengrowth from the position set forth in the Financial Statements (other than as have been disclosed in the Public Record on or prior to Agreement Date) and Pengrowth has not incurred or suffered a material adverse change since January 1, 2019 (other than as have been disclosed in the Public Record on or prior to Agreement Date) and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on Pengrowth which have not been disclosed in the Public Record.

(z)

Insurance. Policies of insurance that are in force as of the Agreement Date naming Pengrowth as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which Pengrowth operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect Pengrowth’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)

Proceeds of Crime. To the knowledge of Pengrowth, Pengrowth has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) (to the extent applicable) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Pengrowth and its operations and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(bb)

Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Pengrowth or its officers, directors, employees, agents or independent contractors to an officer of Pengrowth, the audit committee (or other committee designated for that purpose) of the board of directors of Pengrowth or the Pengrowth Board.

(cc)	Anti-Corruption.

(i)

Pengrowth has not, directly or indirectly: (A) made, offered or authorized any contribution, payment, promise, advantage or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment, promise, advantage or gift would violate, or was or would be prohibited under, Applicable Laws, including the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention’s Commentaries, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, as applicable.

(ii)

No action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving Pengrowth is pending or threatened under any applicable financial recordkeeping and reporting requirements and under all applicable money laundering laws and statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, whether in Canada or other jurisdictions.

(iii)

None of Pengrowth, nor any director or officer of Pengrowth, has been or is the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (in this Section 4.2(cc) only, “OFAC”) (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and Pengrowth is not in violation of any of the economic sanctions of the United States administered by OFAC or economic sanctions of any other relevant sanctions authority or any law or executive order relating thereto (in this Section 4.2(cc)(iii) only, the “Economic Sanctions”) or is conducting business with any Person subject to any Economic Sanctions.

(dd)

Equity Monetization Plans. Other than the Options, the Incentives, the Option Plan, the LTIP, Pengrowth’s cash bonus plan and as disclosed in the Disclosure Letter, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Pengrowth and which are based upon the revenue, value, income or any other attribute of Pengrowth.

(ee)

Title. Subject to Permitted Encumbrances: (i) Pengrowth does not have reason to believe that Pengrowth does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons; (ii) while Pengrowth does not warrant title to its assets, Pengrowth does represent and warrant that the such assets are free and clear of all Encumbrances created by, through or under Pengrowth, and Pengrowth has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which Pengrowth derives its interests in its oil and gas properties that have not been remedied in all material respects; and (iii) there are no defects, failures or impairments in the title of Pengrowth to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (x) the quantity and pre-tax present worth values of such assets as reflected in the Reserves Reports; (y) the current production volumes of Pengrowth; or (z) the current cash flow of Pengrowth.

(ff)

Area of Mutual Interest. Except as disclosed in the Disclosure Letter, none of the oil and gas assets of Pengrowth are subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(gg)	Take or Pay Obligations. Except as disclosed in the Disclosure Letter, Pengrowth does not have any take or pay obligations of any kind or nature whatsoever.

(hh)

Production or Similar Agreements. Except as disclosed in the Disclosure Letter or except for any contracts that cannot be terminated on notice of 30 days or less (without an early termination penalty or other cost) Pengrowth’s interest in and to its assets is not otherwise bound or affected by any:

(i)	production sales contracts pertaining to the oil and gas assets or any of them;

(ii)	gas balancing or similar agreements pertaining to the oil and gas assets or any of them;

(iii)	agreements for the transportation, processing or disposal of the oil and gas assets or any of them or substances produced in connection with the oil and gas assets or any of them; and

(iv)	agreements to provide transportation, processing or disposal capacity or service to any third party;

(ii)

No Expropriation. Since December 31, 2018, no assets of Pengrowth have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Pengrowth (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.

(jj)

Government Incentives. All filings made by Pengrowth under which it has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contained no misrepresentations which could cause any material amount previously paid to Pengrowth or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Pengrowth pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary.

(kk)

Pre-emptive Rights. Pengrowth does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of Pengrowth would reasonably be expected to have a material adverse effect on Pengrowth and that will be triggered or accelerated by the Arrangement.

(ll)

Material Contracts. Pengrowth has disclosed in the Disclosure Letter a list of all of the following Contracts in effect on the Agreement Date (the “Material Contracts”) and, except where disclosure is otherwise prohibited under the applicable Contract as disclosed in the Disclosure Letter, correct, current and complete copies of which have been made available to Cona in the Data Room Information:

(i)

all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from Pengrowth having a value in excess of $5 million, other than any such rights under or pursuant to the title or operating documents of Pengrowth and given in the customary and ordinary course in the oil and gas business for which no current right of acquisition exists;

(ii)	all Contracts containing any rights on the part of Pengrowth to acquire oil and gas or other property rights from any Person having a value in excess of $5 million;

(iii)

any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person having a value of in excess of $5 million;

(iv)	any standstill or similar Contract currently restricting the ability of Pengrowth to offer to purchase or purchase the assets or equity securities of another Person;

(v)

all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a “change in control” of Pengrowth including without limitation any seismic license or similar agreements;

(vi)

all Contracts pursuant to which Pengrowth will, or may reasonably be expected to result in a requirement of Pengrowth to, expend more than an aggregate of $5 million or receive or be entitled to receive revenue of more than an aggregate of $5 million in either case in the next 12 months;

(vii)	any Contracts relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money; and

(viii)	any Contract that is otherwise material to Pengrowth or that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a material adverse effect on Pengrowth.

Assuming that such agreements have been authorized, executed and delivered by all of the parties thereto other than Pengrowth and that such agreements and other documents constitute legal, valid and binding obligations of the parties thereto other than Pengrowth, enforceable against each of them in accordance with their respective terms, each of such Material Contracts constitutes a legally valid and binding agreement of Pengrowth enforceable in accordance with their respective terms and, to the knowledge of Pengrowth, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which breach or default would reasonably be expected to have a material adverse effect on Pengrowth.

(mm)	Intellectual Property.

(i)

Other than its name, Pengrowth does not have any right, title or interest in and to, nor does Pengrowth hold any license in respect of any patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, software, technology, or any other intellectual property and proprietary rights that are material to the conduct of its business, as now conducted;

(ii)

all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems (collectively, the “Technology”) required in connection with the conduct of its business are reasonably sufficient for conducting its business, as now conducted;

(iii)

Pengrowth owns or has validly licensed (and is not in breach of such licenses in any material respect) such Technology and has sufficient virus protection and security measures in place in relation to such Technology; and

(iv)

Pengrowth has reasonably sufficient back-up systems and audit procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the intellectual property rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(nn)

Personal Property. Pengrowth has good and valid title to, or a valid and enforceable leasehold interest in, all personal property owned or leased by it or them, except as are not, individually or in the aggregate, material. None of Pengrowth’s ownership of or leasehold interest in any such personal property is subject to any Encumbrances other than Permitted Encumbrances.

(oo)

Employee Benefit Plans. Pengrowth has made available to Cona true, complete and correct copies of each employee benefits plan (collectively, the “Plans”) in the Data Room Information covering active, former or retired employees of Pengrowth, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)

each Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)	all required employer contributions under any such Plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)

each Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Pengrowth, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)

there are no pending or anticipated material claims against or otherwise involving any of the Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Plans have been made or provided for; and

(vi)	Pengrowth has no material obligations for retiree health and life benefits under any Plan.

(pp)	Employees and Consultants.

(i)

Pengrowth has disclosed in the Disclosure Letter a complete list of all employees of Pengrowth and all consultants who are receiving remuneration for work or services provided to Pengrowth, including the position, status, length of service, location of employment, compensation and benefits of each employee and the terms on which each consultant is engaged. Except as set out in the Disclosure Letter, no employee of Pengrowth is on long-term disability leave, on a leave of absence, receiving benefits pursuant to applicable workers’ compensation legislation or otherwise an inactive employee.

(ii)

As a result of the transactions contemplated in this Agreement, Pengrowth has not: (A) paid nor will it be required to pay any termination, severance, retention, bonus, fee, distribution, remuneration or other compensation to any Person other than in relation to the Employment Agreements, the Key Employee Retention Program or the Key Executive Retention Program; (B) forgiven nor will it be required to forgive any indebtedness of any Person; or (C) increased nor will it be required to increase any benefits otherwise payable by Pengrowth under a Plan.

(iii)

All the Persons who are receiving remuneration for work or services provided to Pengrowth and who are not treated as employees of Pengrowth are properly characterized as independent contractors and are not likely to be characterized by any Governmental Authority as employees of Pengrowth.

(iv)

No labour union, trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or group which may qualify as a trade union holds bargaining rights with respect to any employees of Pengrowth by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Pengrowth declared a related employer or successor employer pursuant to applicable labour legislation. Pengrowth has not engaged in any unfair labour practices and no strike, lock-out, work stoppage or other material labour dispute is occurring nor has any strike, lock-out, work stoppage or other material labour dispute occurred within the past three years. There are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Pengrowth that could reasonably be expected to have a material adverse effect on Pengrowth or lead to a material and continuing interruption of operations of Pengrowth at any location. Pengrowth has not engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Pengrowth to group termination or lay-off requirements of Applicable Laws.

(v)

Pengrowth has not recognized any trade union or has not had any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Pengrowth for the purpose of consummating the Arrangement.

(vi)

All current premiums and assessments under applicable workers’ compensation legislation that relate to Pengrowth have been paid or accrued and Pengrowth has not been subject to any penalty assessment under such legislation which has not been paid.

(qq)

Employment Agreements. Except for the Employment Agreements included in the Data Room Information, Pengrowth is not a party to any written Contracts of employment which may not be terminated on more than one month’s notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Pengrowth and except as otherwise permitted by this Agreement, Pengrowth will not become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof prior to the Effective Time. Pengrowth has provided true and correct copies of the Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Cona and no additional amendments to such Employment Agreements have been made or agreed to by the parties thereto.

(rr)

Brokers and Finders. Except as disclosed in the Disclosure Letter, Pengrowth has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby. Pengrowth has made available to Cona true and complete copies of its agreements with such advisors in the Data Room Information.

(ss)

Long Term and Derivative Transactions. Other than as disclosed in the Disclosure Letter, Pengrowth has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, physical hedges, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 30 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(tt)

No Limitation. There is no non competition, exclusivity or other similar agreement, commitment or understanding in place to which Pengrowth is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Pengrowth in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Pengrowth from engaging in its business or from competing with any Person or in any geographic area.

(uu)	Pengrowth Board Approval. Based upon, among other things, the opinion of TPH, the Pengrowth Board has unanimously:

(i)	determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders;

(ii)	approved this Agreement and the transactions contemplated hereby;

(iii)	determined that the consideration to be received by the Shareholders and the Secured Debtholders is fair to the Shareholders and Secured Debtholders, respectively; and

(iv)	resolved to recommend that the Shareholders and Secured Debtholders vote in favour of the Arrangement.

(vv)

Rights Plans. Pengrowth does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Shares or other securities of Pengrowth or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Option Plan and the LTIP.

(ww)

No Guarantees. Other than standard indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Pengrowth or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, Pengrowth has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(xx)	Payments to Employees, Etc.

(i)

All amounts due or accrued to employees of Pengrowth for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, sick days and benefits under Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of Pengrowth. All liabilities of Pengrowth due or accruing due to employees of Pengrowth or consultants have or shall have been paid or accrued and accurately reflected in the books and records of Pengrowth up to and including the Agreement Date, including premium contributions, remittances and assessments for income taxes, pension plan contributions, employment insurance, employer health taxes, and similar taxes, levies and any other taxes or levies due under applicable employment-related legislation.

(ii)

Pengrowth has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity. Pengrowth has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.

(yy)

No Reduction of Interests. Except as is reflected in the Reserves Report and, in the case of undeveloped land, Pengrowth’s mineral property report, none of Pengrowth’s oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Pengrowth, which would in the aggregate have a material adverse effect on Pengrowth.

(zz)

Royalties, Rentals and Taxes Paid. Except as disclosed in the Disclosure Letter, all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Pengrowth’s ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Pengrowth’s oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner, except to the extent that such non-payment could, in the aggregate, materially adversely affect: (x) the quantity and pre-tax present worth values of Pengrowth’s assets as reflected in the Reserves Report; (y) the current production volumes of Pengrowth; or (z) the current cash flow of Pengrowth.

(aaa)	Production Allowables and Production Penalties.

(i)

None of the wells in which Pengrowth holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Pengrowth has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)

Pengrowth has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on Pengrowth.

(bbb)	Operation and Condition of Wells. All wells in which Pengrowth holds an interest:

(i)

for which Pengrowth was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)

for which Pengrowth was not or is not operator, to Pengrowth’s knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Pengrowth.

(ccc)	Plugged and Abandoned Wells:

(i)	To Pengrowth’s knowledge, any wells plugged and abandoned by Pengrowth have been plugged and abandoned in compliance in all material respects with Applicable Laws

(ii)	As at the date hereof, Pengrowth has not received notice under Applicable Laws specifically requiring Pengrowth to abandon any particular well that has not already been abandoned;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Pengrowth.

(ddd)	Operation and Condition of Tangibles. Pengrowth’s tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)

for which Pengrowth was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Pengrowth was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)

for which Pengrowth was not or is not operator, to Pengrowth’s knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Pengrowth was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such noncompliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on Pengrowth.

(eee)

Outstanding AFEs. Other than as disclosed in the Disclosure Letter, there are no outstanding authorizations for expenditure exceeding $500,000 pertaining to any of Pengrowth’s oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets from January 1, 2019 to the Agreement Date.

(fff)	Accounts Receivable and Payable. The trade accounts receivable of Pengrowth:

(i)	arose from bona fide transactions in the ordinary course of its business consistent with past practices;

(ii)	have not been discounted materially other than in the ordinary course consistent with past practices;

(iii)	to Pengrowth’s knowledge, have not been subject to the assertion of any material counterclaims or rights of set off with respect thereto that are material in the aggregate; and

(iv)

are assessed for collectability on a regular basis and are discounted or written off in an appropriate and timely manner. Payments on the trade accounts payable of Pengrowth are made to the appropriate third parties in a timely manner without incurring any material payment penalties in connection therewith.

(ggg)

Bank Accounts. Pengrowth has disclosed in the Disclosure Letter an accurate and complete list of each financial institution in or with which Pengrowth has an account, credit line or safety deposit box, and the names of all persons currently authorized to draw thereon or having access thereto.

(hhh)	First Nations, Metis and Native Issues. Other than as disclosed in the Disclosure Letter, Pengrowth:

(i)

is not a party to any arrangement or understanding with local or First Nations or Metis or tribal or native authorities or communities in relation to the Environment or development of communities in the vicinity of its properties, facilities or other interests; and

(ii)

has not received notice of any claim with respect to its assets for which Pengrowth has been served, either from First Nations or Metis or tribal or native authorities or any other Governmental Authority, indicating that any of its properties, facilities or other interests infringe upon or has an adverse effect on aboriginal rights or interests of such First Nations or Metis or Tribal or native authorities.

(iii)	No Multi-Jurisdictional Pipeline Interests. Pengrowth does not hold any ownership or leasehold interests in any pipelines that cross any provincial or international boundaries.

(jjj)

Description of Wells, Facilities and Lands. Pengrowth has provided to Cona in the Data Room Information a complete and accurate description of all wells, facilities and lands of Pengrowth as at the Agreement Date.

(kkk)

Offset Obligations. As at the Agreement Date, Pengrowth is not aware of any outstanding offset obligations, and has not received any offset notices nor default notices under the terms of any lease to which it is a party which is has not fully satisfied or has been waived.

(lll)	Place of Principal Offices. Pengrowth is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(mmm)

Location of Assets and U.S. Sales. All of the assets and property of Pengrowth, including all entities “controlled by” Pengrowth for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$90 million during Pengrowth’s most recent completed fiscal year.

(nnn)	Foreign Private Issuer. Pengrowth is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ooo)

Confidentiality Agreement. Except as disclosed in the Disclosure Letter, all agreements entered into by Pengrowth with Persons other than Cona, the WEF Parties, Waterous Energy Fund Management Corp. or their respective Representatives regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to an Acquisition Proposal contain customary provisions, including standstill provisions and Pengrowth has not waived the standstill or other provisions of any of such agreements.

(ppp)

No Withholding. The data and information in respect of Pengrowth and its assets, liabilities, business and operations provided by Pengrowth and its Representatives to Cona or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, Pengrowth has not knowingly withheld from Cona any document in its possession (or a summary of any document that could not be provided due to confidentiality restrictions) requested by Cona for the purpose of conducting its due diligence investigations in respect of Pengrowth and its assets, liabilities, business and operations and Pengrowth did not omit to provide any information that would reasonably be expected to cause any information so provided by Pengrowth to be misleading in any material respect.

(qqq)	Off-Balance Sheet Arrangements. Pengrowth does not have any “off-balance sheet arrangements” as such term is defined under GAAP.

(rrr)

Transaction Costs. The aggregate Transaction Costs shall not exceed the amount disclosed in the Disclosure Letter (subject to the exceptions noted therein). Pengrowth has disclosed, in the Disclosure Letter, Pengrowth’s bona fide good faith estimate of each component of the Transaction Costs.

4.3         Privacy Issues

(a)

For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.

(b)

Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein:

(A)

collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and

(B)

where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

ARTICLE 5

CONDITIONS PRECEDENT

5.1         Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Closing Date, or such other time specified, of the following conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably, and such order shall not have been stayed, set aside or modified in a manner unacceptable to Cona or Pengrowth, acting reasonably, on appeal or otherwise;

(b)	the Shareholder Approval and the Secured Debtholder Approval shall have each been obtained;

(c)

on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably, and such order shall not have been stayed, set aside or modified in a manner unacceptable to Cona or Pengrowth, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably; and

(e)	the Competition Act Approval shall have been obtained.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.

5.2          Additional Conditions to Obligations of Cona and the WEF Parties

The obligation of Cona and the WEF Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)

Pengrowth shall have complied in all material respects with its covenants herein, and Pengrowth shall have provided to Cona a certificate of two senior officers certifying compliance with such covenants; provided that Pengrowth shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Cona (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)

the representations and warranties of Pengrowth set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a material adverse change in respect of Pengrowth (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse change” and “material adverse effect” qualifications and other materiality qualifications contained in such representation and warranties shall be disregarded). Pengrowth shall have provided to Cona a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Pengrowth shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Cona (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	Pengrowth shall have furnished Cona with:

(i)

a certified copy of each resolution duly passed by the Pengrowth Board approving the execution and delivery of this Agreement and the performance by Pengrowth of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement;

(ii)	a certified copy of the Arrangement Resolution approved by Shareholders at the Meeting of Shareholders; and

(iii)	if applicable, a certified copy of the Arrangement Resolution approved by Secured Debtholders at the Meeting of Secured Debtholders;

(d)	no material adverse change in respect of Pengrowth shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)

no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Pengrowth before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Cona, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Pengrowth or would materially delay or impede the ability of the Parties to complete the Arrangement;

(f)

on the Effective Date, each of the directors of Pengrowth shall have provided his or her resignation and each such director shall have delivered a mutual release in favour of Pengrowth and Cona, in a form satisfactory to Cona, acting reasonably;

(g)	holders of not more than 5% of the issued and outstanding Shares shall have exercised such Dissent Rights; and

(h)	Cona shall be satisfied that, immediately prior to the Effective Time:

(i)

there shall not be more than 560,113,864 Shares outstanding (assuming that no Options have been exercised since the Agreement Date, no more than 5,490,127 Shares are issued pursuant to the Incentives) and Cona shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued Shares;

(ii)	the aggregate principal indebtedness of Pengrowth pursuant to the Credit Agreement shall not be greater than $180,000,000;

(iii)	there have been no additional Notes or borrowing issued under the Note Purchase Agreements, nor have there been any changes to the interest rates or other calculations thereunder; and

(iv)

the representations and warranties of Pengrowth set out in Sections 4.2(p) and 4.2(q) are true and correct in all respects as of the time immediately prior to the Effective Time as if made on and as of such time.

The conditions in this Section 5.2 are for the exclusive benefit of Cona and may be asserted by Cona regardless of the circumstances or may be waived by Cona in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cona may have.

5.3         Additional Conditions to Obligations of Pengrowth

The obligation of Pengrowth to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)

each of Cona and the WEF Parties shall have complied in all material respects with its covenants herein, and each of Cona and the WEF Parties shall have provided to Pengrowth a certificate of two senior officers certifying compliance with such covenants; provided that Cona and the WEF Parties shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)

the representations and warranties of Cona and the WEF Parties set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a material adverse change in respect of Cona or the WEF Parties (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse change” and “material adverse effect” qualifications and other materiality qualifications contained in such representation and warranties shall be disregarded) and Cona shall have provided to Pengrowth a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that Cona and the WEF Parties shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)

Cona shall have furnished Pengrowth with a certified copy of each resolution duly passed by the board of directors of Cona approving the execution and delivery of this Agreement and the performance by Cona of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement;

(d)

Cona shall have irrevocably deposited, or caused to be deposited with the Depositary, and Pengrowth shall have received written confirmation of the receipt of such funds by the Depositary, on or before the Effective Date, the aggregate amount that will be payable to the Shareholders and Incentiveholders under the Arrangement;

(e)	all outstanding Letters of Credit of Pengrowth shall be assumed or replaced by Cona on or before the Effective Time;

(f)

all of the Swap Indebtedness shall be assumed by Cona, and lenders under Cona’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under Cona’s credit facilities; and

(g)

Cona shall have irrevocably deposited, or caused to be deposited with the Collateral Agent, and Pengrowth shall have received written confirmation of the receipt of such funds by the Collateral Agent, on or before the Effective Date, the aggregate amount that will be payable to the Secured Debtholders under the Arrangement.

The conditions in this Section 5.3 are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have.

5.4        Notice and Effect of Failure to Comply with Covenants or Conditions

(a)

Each Party shall give prompt written notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Section 8.1(b)(iii), provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). More than one such notice may be delivered by a Party.

5.5        Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1        Cona Damages

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement and provided there is no unresolved material breach or non-performance by Cona or any of the WEF Parties of any of its covenants, representations or warranties contained in this Agreement:

(a)	the Pengrowth Board:

(i)	fails to make any of the recommendations or determinations required to be made by it in Section 2.2(c);

(ii)	withdraws, or modifies, changes or qualifies in a manner adverse to Cona any of the recommendations or determinations required to be made by it in Section 2.2(c);

(iii)	fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.2(c) in the manner and within the time period set out in Section 3.4(e); or

(iv)	resolves or publicly proposes to do any of the foregoing; or

(b)

a bona fide Acquisition Proposal including for greater certainty a Secured Debtholders Transaction, (or a bona fide intention to make or enter into one) is publicly announced or otherwise publicly disclosed, proposed, offered or made to Pengrowth, the Voting Parties or the Pengrowth Board, as applicable, prior to the date of the Meetings and remains outstanding at the time of the Meetings, and: (A) the Shareholder Approval or, if applicable, the Secured Debtholder Approval is not obtained at the applicable Meeting; or (B) the Arrangement Resolution is not submitted for the approval of the Voting Parties at the Meetings; and (ii) Pengrowth enters into an agreement in respect of such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal within twelve months of the date of the first Acquisition Proposal is publicly announced, proposed, offered or made (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such date of public announcement, proposal or offer);

(each of the above hereinafter referred to as a “Cona Damages Event”) provided no Pengrowth Damages Event has occurred, Pengrowth shall, in the event of the termination of this Agreement pursuant to Section 8.1, pay to Cona the Cona Termination Fee, as liquidated damages, in immediately available funds, to an account designated by Cona, on the later of: (i) five Business Days after the occurrence of the first Cona Damages Event; and (ii) the date on which all Secured Indebtedness has been repaid in full, and after the occurrence of such Cona Damages Event, but prior to payment of Cona Termination Fee, Pengrowth shall be deemed to hold an amount equal to Cona Termination Fee in trust for Cona from and after the date it is to be paid hereunder. Pengrowth shall only be obligated to pay one Cona Termination Fee pursuant to this Section 6.1. If for any reason the Cona Termination Fee is not paid five Business Days after the occurrence of the Cona Damages Event (including, for certainty, on account of the Secured Indebtedness being outstanding), and if a perfected and enforceable second lien demand debenture has not been issued to Cona in accordance with Section 2.12, the Cona Termination Fee will accrue interest at the rate of 25% per annum, payable in cash on the last day of each of Pengrowth’s fiscal quarters thereafter and if not paid in cash on account of the Secured Indebtedness then being outstanding, will be added to the Cona Termination Fee and also accrue interest at the same 25% rate. For greater certainty, the Parties agree that Cona may file proof of claim with respect to the Cona Termination Fee in any creditor proceeding, file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claim for the Cona Termination Fee or vote in any proposal or plan in any creditor proceeding.

6.2         Pengrowth Damages

If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement and provided there is no unresolved material breach or non-performance by Pengrowth of any of its covenants, representations or warranties contained in this Agreement:

(a)	Cona breaches any of its covenants made in Section 3.1(f) of this Agreement in a material manner; or

(b)

either Cona or the WEF Parties fails to complete the Arrangement prior to the Outside Date notwithstanding that each of the conditions contained in Sections 5.1 and 5.2 have been satisfied, or waived by Cona;

(each of the above hereinafter referred to as a “Pengrowth Damages Event”) provided no Cona Damages Event has occurred, Cona shall, in the event of the termination of this Agreement pursuant to Section 8.1, pay to Pengrowth the Pengrowth Termination Fee, as liquidated damages, in immediately available funds, to an account designated by Pengrowth (or failing which, by bank draft), within five Business Days after the occurrence of the first Pengrowth Damages Event, and after the occurrence of such Pengrowth Damages Event, but prior to payment of the Pengrowth Termination Fee, Cona shall be deemed to hold in trust for Pengrowth any amount owing to Pengrowth under this Section 6.2. Cona and the WEF Parties shall only be obligated to pay one Pengrowth Termination Fee pursuant to this Section 6.2.

6.3         Liquidated Damages and Specific Performance

Each of Cona, the WEF Parties and Pengrowth acknowledges that the payment of any amount set out in Section 6.1, Section 6.2 and Section 8.1(d)(iii) is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Cona or Pengrowth (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of Cona and Pengrowth irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Cona and Pengrowth agree that receipt of an amount pursuant to Section 6.1, Section 6.2 and Section 8.1(d)(iii) is the sole monetary remedy of Cona or Pengrowth (as applicable) hereunder. Nothing in this Article 6 shall preclude Cona or Pengrowth from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in this Agreement, the Confidentiality Agreement or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

AMENDMENT

7.1         Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Cona, the WEF Parties or Pengrowth hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Cona and the WEF Parties or Pengrowth hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;

provided that no such amendment reduces or adversely affects the consideration to be received by the Shareholders without approval by the Shareholders or the consideration to be received by the Secured Debtholders without approval by the Secured Debtholders given in the same manner, as applicable, as required for the approval of the Arrangement.

ARTICLE 8

TERMINATION

8.1         Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Cona and the WEF Parties and Pengrowth;

(b)	by either Cona and the WEF Parties or Pengrowth, provided that neither a Cona Damages Event nor a Pengrowth Damages Event has occurred:

(i)	if the Shareholder Approval is not obtained at the Meeting of Shareholders; or

(ii)

if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(iii)

as provided in Section 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Cona and the WEF Parties:

(i)	if the Secured Debtholder Approval is not obtained at the Meeting of Secured Debentureholders;

(ii)	upon the occurrence of a Cona Damages Event, as provided in Section 6.1;

(iii)

if: (A) on or before November 15, 2019, Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66 2/3% of the Secured Indebtedness have not executed and delivered the Support Agreements; and (B) Cona and the WEF Parties are not satisfied proceeding with the Interim Order; or

(d)	by Pengrowth:

(i)	upon the occurrence of a Pengrowth Damages Event, as provided in Section 6.2;

(ii)

upon the occurrence of a Cona Damages Event, as set out in Section 6.1, and the payment by Pengrowth to Cona of the Cona Termination Fee specified in Section 6.1, provided however that Pengrowth has complied in all material respects with its obligations set out in Section 3.4; or

(iii)

upon the Pengrowth Board (or any committee thereof) accepting, recommending, approving, agreeing to, endorsing or entering into, or proposing publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal in accordance with Section 3.4, provided Pengrowth is in compliance with Section 3.4, and that prior to or concurrently with such termination, the third party making such Superior Proposal pays $45 million, as liquidated damages, in immediately available funds, to an account designated by Cona.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder, except with respect to the obligations set out in any of Section 2.12, Section 4.3, Article 6 (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Section 6.1(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of this Agreement), Article 9 and Article 10, all of which shall survive such termination. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party with respect to the treatment of confidential information pursuant to the Letter of Intent and the section of the Letter of Intent regarding confidentiality shall remain in full force and effect, subject to any further agreement of the Parties.

ARTICLE 9

NOTICES

9.1         Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Cona, addressed to it at:

Cona Resources Ltd.
1900, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9
	Attention:	Robert Morgan
	Email:	rob.morgan@conaresources.com

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

	Attention:	Noralee Bradley & Olga Kary
	Email:	noralee.bradley@blakes.com
olga.kary@blakes.com

(b)	if to the WEF Parties, addressed to it at:

c/o Waterous Energy Fund
600, 301 – 8th Avenue S.W.
Calgary, Alberta T2P 1C5
	Attention:	Adam Waterous
	Email:	adam.waterous@waterous.com

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
	Attention:	Noralee Bradley & Olga Kary
	Email:	noralee.bradley@blakes.com
olga.kary@blakes.com

(c)	if to Pengrowth, addressed to it at:

Pengrowth Energy Corporation
1900, 222 – 3rd Avenue S.W.
Calgary, AB T2P 0B4
	Attention:	Pete Sametz
	Email:	Pete.Sametz@pengrowth.com

with a copy to:

McCarthy Tétrault LLP
4000, 421 – 7th Avenue S.W.
Calgary, AB T2P 4K9
	Attention:	James Pasieka
	Email:	jpasieka@mccarthy.ca

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. Notices given by way of email shall be conclusively deemed to have been received on the date of their transmittal (if on a Business Day during normal business hours of the recipient and, if not, on the next Business Day). Notices delivered by hand or courier shall be conclusively deemed to have been received on the date of delivery.

ARTICLE 10

GENERAL

10.1      Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by any Party without the prior written consent of the other Parties.

10.2      Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Parties prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, if any Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall make commercially reasonable efforts to consult with the other Parties as to the nature and wording of such disclosure prior to it being made.

10.3      Costs

Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Cona and Pengrowth shall share equally any filing fees payable in respect of any filings made under the Competition Act in regards to the transactions contemplated by this Agreement.

10.4      Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)

the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.5      Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Party may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.

10.6      Time of Essence

Time shall be of the essence of this Agreement.

10.7      Effectiveness

This amendment and restatement of the Original Agreement shall have the same legal force and effect as if such amendment and restatement had occurred and was effected for all purposes herein as at October 31, 2019. For avoidance of doubt, all references herein to terms such as “date of this Agreement”, “Agreement Date”, “date hereof” or words of similar effect shall be deemed to refer to October  31, 2019.

10.8      Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

10.9	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 6.3, the Parties will be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

10.10	Waiver

No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.

10.11	Third Party Beneficiaries

The provisions of Sections 2.7 and 3.1(g) are intended for the benefit of all present and former directors and officers of Pengrowth, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and the provisions of Section 3.2(m) are intended for the benefit of Cona and the WEF Parties and all present and former directors and officers of Cona and the WEF Parties, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and each of Cona and the WEF Parties and Pengrowth, as applicable, shall hold the rights and benefits of Sections 2.7, 3.1(g) and 3.2(m) in trust for and on behalf of the Third Party Beneficiaries and each of Cona, Pengrowth and the WEF Parties hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.12	Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement effective as of the Agreement Date.

CONA RESOURCES LTD.

By::	“Rob Morgan”
Name: Rob Morgan
Title: President & CEO

WATEROUS ENERGY FUND (CANADIAN) LP, by its
General Partner, WEF GP (CANADIAN) CORP.

By::	“Adam Waterous”
Name: Adam Waterous
Title: Chairman

WATEROUS ENERGY FUND (US) LP, by its General Partner, WEF GP (US) CORP.

By::	“Adam Waterous”
Name: Adam Waterous
Title: Chairman

WATEROUS ENERGY FUND (INTERNATIONAL) LP, by its General Partner, WEF GP (INTERNATIONAL) LTD.

By::	“Adam Waterous”
Name: Adam Waterous
Title: Chairman

PENGROWTH ENERGY CORPORATION

By::	“Pete Sametz”
Name: Pete Sametz
Title: President & CEO

[Signature Page – Amended and Restated Arrangement Agreement]

A-1

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1

INTERPRETATION

1.1                Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“2010 Note Purchase Agreement” means the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;

“2012 Note Purchase Agreement” means the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;

“2010 Notes” means the U.S.$94,115,000 aggregate principal amount of 7.98% Senior Secured Notes, Series B, due May 11, 2020 of Pengrowth;

“2012 Notes” means, collectively:

(a)        the U.S.$28,115,000 aggregate principal amount of 5.49% Senior Secured Notes, Series A, due October 18, 2019;

(b)        the £12,106,000 aggregate principal amount of 5.45% Senior Secured Notes, Series D, due October 18, 2019;

(c)        the U.S.$85,205,000 aggregate principal amount of 6.07% Senior Secured Notes, Series B, due October 18, 2022;

(d)        the $20,456,000 aggregate principal amount of 6.74% Senior Secured Notes, Series E, due October 18, 2022; and

(e)        the U.S.$158,873,000 aggregate principal amount of 6.17% Senior Secured Notes, Series C, due October 18, 2024;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

“Additional Litigation Funding Amount” means an amount not to exceed $200,000 in the aggregate;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

“Arrangement Agreement” means the arrangement agreement dated as of October 31, 2019 among Pengrowth, Cona and the WEF Parties, providing for the Arrangement, as the same may be amended or supplemented from time to time;

“Arrangement Resolution” means, as applicable, the resolution in respect of the Arrangement to be considered by the Voting Parties at the Meetings;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

“Cash Consideration” means $0.05 in cash per Share;

“Cdn$/U.S.$ Exchange Rate” means the U.S. Federal Reserve daily U.S.$ to Cdn$ exchange rate;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Collateral Agent” means Computershare Trust Company of Canada, in its capacity as collateral agent under the Intercreditor Agreement;

“Cona” means Cona Resources Ltd., a corporation incorporated under the ABCA;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreement” means the amended and restated credit agreement among Pengrowth, the Lender Agent, the Lenders and the other parties thereto dated October 12, 2017, as amended by a first amending agreement made as of March 25, 2019, a second amending agreement made as of September 30, 2019, and a third amending agreement made as of October 31, 2019, and as may be further amended or amended and restated;

“Depositary” means Computershare Trust Company of Canada or such other Person as may be appointed by Cona for the purpose of receiving deposits of certificates formerly representing Shares;

“DEU” means an outstanding deferred entitlement unit of Pengrowth granted under the DEU Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“DEU Plan” means the former deferred entitlement share plan of Pengrowth providing for the grant of DEUs to employees, officers and directors of Pengrowth and consultants to Pengrowth designated by the board of directors of Pengrowth for participation in the DEU Plan;

“Dissent Rights” means the right of a Dissenting Shareholder pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the applicable Arrangement Resolution and to be paid the fair value of the holder’s Shares, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;

“Dissenting Shareholder” means a registered holder of Shares who has duly and validly exercised its Dissent Rights in respect of its Shares and has not withdrawn or been deemed to have withdrawn such exercise of its Dissent Rights;

“DSU” means an outstanding deferred share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time that the Certificate is issued;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“FX Date” means the date that is two Business Days prior to the Effective Date, or such other date as may be agreed by the Parties and the Secured Debtholders;

“GBP/U.S.$ Exchange Rate” means the U.S. Federal Reserve daily U.S.$ to the British pound sterling exchange rate;

“Incentiveholders” means the holders of Incentives;

“Incentives” means, collectively, DEUs, DSUs, PSUs and RSUs;

“Initial Litigation Funding Amount” means a cash amount of $50,000 to be contributed by Pengrowth to the Litigation Trustee on the Effective Date for purposes of providing initial funding to the Litigation Trust;

“Intercreditor Agreement” means the Collateral Agency and Intercreditor Agreement dated as of October 12, 2017 among the Lender Agent, the Noteholders, and the Collateral Agent, as amended by a first amending agreement made as of September 30, 2019, and as may be further amended or amended and restated;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA;

“Lender Agent” means Royal Bank of Canada, in its capacity as administrative agent under the Credit Agreement;

“Lenders” means the syndicate of financial institutions who are Pengrowth’s counterparties to the Credit Agreement;

“Lender Swap Agreement” has the meaning ascribed to such term in the Credit Agreement;

“Letter of Credit” has the meaning ascribed to such term in the Credit Agreement;

“Letter of Credit Obligations” has the meaning given to such term in Section 3.3;

“Litigation Trust” means the trust to be established on the Effective Date in accordance with the Litigation Trust Agreement, which trust will acquire the Litigation Trust Claim and the Initial Litigation Funding Amount in accordance with this Plan;

“Litigation Trust Agreement” means the trust agreement dated effective as of the Effective Date, between Pengrowth and the Litigation Trustee, establishing the Litigation Trust;

“Litigation Trust Claim” means Alberta Court of Queen’s Bench Action No. 1701-11469;

“Litigation Trust Interests” means the beneficial interests in the Litigation Trust;

“Litigation Trustee” means a Person to be determined by Pengrowth prior to the Effective Time, to serve as trustee of the Litigation Trust pursuant to and in accordance with the terms of the Litigation Trust Agreement;

“LTIP” means the current long term incentive plan of Pengrowth providing for the grant of DSUs, PSUs and RSUs to permanent employees (including directors and officers) and service providers of Pengrowth who have been designated by Pengrowth for participation in the LTIP;

“LTIP Schedule” means the schedule agreed upon by Cona and Pengrowth immediately prior to the Effective Time containing (i) a list of the Incentives outstanding immediately prior to the Effective Time; (ii) the holders of such Incentives; and (iii) the aggregate number of Shares that each holder of Incentives is entitled to receive upon exercise of such Incentives, less the applicable withholding amount in accordance with Section 4.7;

“Meetings” means, collectively, the Shareholder Meeting and the Secured Debtholder Meeting;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Noteholders” means the holders of Notes;

“Notes” means, collectively, the 2010 Notes and the 2012 Notes;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Secured Indebtedness;

“Option Plan” means the stock option plan of Pengrowth providing for the grant of Options to directors, officers, employees, consultants and other service providers of Pengrowth;

“Optionholders” means the holders of Options;

“Options” means the outstanding stock options of Pengrowth granted under the Option Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“Parties” means Cona, Pengrowth, the Litigation Trustee and the WEF Parties, and “Party” means any one of them;

“Pengrowth” means Pengrowth Energy Corporation, a corporation amalgamated under the ABCA;

“Pengrowth Released Party” has the meaning given to such term in Section 8.1(a);

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

“Pro Rata Share” means, for each Shareholder in relation to all Shareholders, the proportion that (i) the number of Shares held by such Shareholder as of the Effective Time plus (ii) the number of Shares, if any, received by such Shareholder on the vesting, surrender and transfer of Incentives pursuant to Section 3.1(c), bears in relation to (x) the aggregate number of Shares outstanding as of the Effective Time plus (y) the aggregate number of Shares received by all Shareholders on the vesting, surrender and transfer of Incentives pursuant to Section 3.1(c), but excluding for the purposes of the foregoing, any Shares held by Dissenting Shareholders;

“PSU” means a performance share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

“RSU” means an outstanding restricted share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;

“Secured Debt Documents” means, collectively, (i) the Credit Agreement; (ii) the 2010 Note Purchase Agreement; (iii) the 2012 Note Purchase Agreement; and (iv) all documentation relating to the foregoing, including, without limitation, all guarantee and security documentation, all Letters of Credit and all Lender Swap Agreements;

“Secured Debtholder Consideration” means a cash payment, in US$, equal to the sum of (a) US$366,308,000, plus $196,456,000, plus £12,106,000, (b) plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement between October 31, 2019 and the Effective Date (where the principal indebtedness outstanding under the Credit Agreement as of October 31, 2019 was $176,000,000).

“Secured Debtholder Interest Amount” means, collectively, (1) standby fees, issuance fees and fronting fees as set out in the Credit Agreement and (2) the accrued and unpaid interest, (a) accrued and unpaid in respect of the Secured Indebtedness up to and including October 31, 2019, and (b) payable in respect of the applicable Secured Indebtedness during the period from January 1, 2020 up to but excluding the Effective Date and, for greater certainty, if the Effective Date is on or before December 31, 2019, the amount payable in respect of this subparagraph (b) shall be nil, provided that for the purposes of determining the Secured Debtholder Interest Amount: (i) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in GBP shall be converted to U.S.$ based on the GBP/U.S.$ Exchange Rate on the FX Date; and (ii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in $ shall be converted to U.S.$ based on the Cdn$/U.S.$ Exchange Rate on the FX Date.

“Secured Debtholder Meeting” means the meeting of the Secured Debtholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Secured Debtholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

“Secured Debtholder Released Party” has the meaning given to such term in Section 8.1(b);

“Secured Debtholders” means, collectively, the Lenders and the Noteholders;

“Secured Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities of Pengrowth and its affiliates to the Lender Agent and the Lenders under the Credit Agreement and to the Noteholders under the Note Purchase Agreements;

“Shareholder Letter of Transmittal” means the Letter of Transmittal forwarded to Shareholders pursuant to which Shareholders are required to deliver certificates representing Shares to the Depositary in connection with the Arrangement;

“Shareholder Meeting” means the special meeting of the Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Shareholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

“Shareholders” means the holders from time to time of Shares;

“Shares” means the common shares of Pengrowth, as constituted on the date hereof;

“Support Agreements” has the meaning ascribed to such term in the Arrangement Agreement;

“Swap Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Pengrowth or its affiliates under, pursuant or relating to any and all Lender Swap Agreements;

“Swap Lender” has the meaning ascribed to such term in the Credit Agreement;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.);

“U.S. Securities Act” means the United States Securities Act of 1933;

“Voting Parties” means, collectively, the Shareholders and the Secured Debtholders;

“WEF Canadian” means Waterous Energy Fund (Canadian) LP, a limited partnership formed under the laws of the Province of Alberta;

“WEF International” means Waterous Energy Fund (International) LP, a limited partnership formed under the laws of the Province of Alberta;

“WEF Parties” means, collectively, WEF Canadian, WEF US and WEF International; and

“WEF US” means Waterous Energy Fund (US) LP, a limited partnership formed under the laws of the Province of Alberta.

1.2	Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3	Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4	Number

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5	Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Currency

Unless otherwise stated, all references in this Plan to: (i) “Cdn$” or “$” means the lawful currency of Canada; (ii) to “ U.S.$” means the lawful currency of the United States of America; and (iii) to “ £” or “GBP” means the lawful currency of the United Kingdom.

1.7	Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

Article 2

BINDING EFFECT OF THE PLAN

2.1	Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Pengrowth, Cona, the Litigation Trustee, the WEF Parties, all legal and beneficial holders of Shares, Options and Incentives, all Secured Debtholders and all other Persons named or referred to in or subject to this Plan, without any further act or formality required on the part of any Person.

2.2	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 has become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

2.3	Plan Part of the Arrangement Agreement

The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

Article 3

THE ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)

notwithstanding the terms of the Option Plan, each outstanding Option shall be cancelled for nil consideration and immediately thereafter, the Option Plan, all Options and any agreements related thereto shall be terminated and Pengrowth shall have no liabilities or obligations with respect to any Option, the Option Plan or any such agreement;

(b)

subject to Section 5.1 hereof, each of the Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Cona (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares in accordance with the Dissent Rights;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of Pengrowth; and

(iii)

Cona shall become the holder of the Shares transferred to it pursuant to this Section 3.1(b) (and Cona’s name shall be added to the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time);

(c)

notwithstanding the terms of the LTIP or the DEU Plan, as applicable, each Incentive outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and shall be surrendered and transferred to Pengrowth (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Incentiveholder whose Incentives are so surrendered and transferred shall be entitled to receive from Pengrowth that number of Shares that are deliverable to such Incentiveholder as set forth in the LTIP Schedule, and:

(i)	the Incentives so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof, Cona or Pengrowth;

(ii)	the Incentiveholders shall cease to be holders of Incentives and to have any rights as Incentiveholders;

(iii)	such Incentiveholders’ names shall be removed as the holders from the registers of DEUs, RSUs, DSUs or PSUs, as applicable, maintained by or on behalf of Pengrowth; and

(iv)

the LTIP, the DEU Plan and any agreements related thereto shall be terminated and of no further force and effect, and Pengrowth shall have no liabilities or obligations with respect to any Incentive, the LTIP, the DEU Plan or any such agreement;

(d)	the Litigation Trust and Litigation Trust Agreement shall be deemed to be effective;

(e)	Pengrowth shall:

(i)	convey, transfer and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim;

(ii)	contribute in cash the Initial Litigation Funding Amount to the Litigation Trustee for the benefit of the Litigation Trust; and

(iii)

agree to contribute to the Litigation Trust, from time to time, such cash amounts comprising the Additional Litigation Funding Amount as are required in accordance with the terms and conditions of the Litigation Trust Agreement, in consideration for the issuance to Pengrowth of all of the Litigation Trust Interests;

(f)

Pengrowth will distribute to each Shareholder (other than Dissenting Shareholders but for greater certainty including those former Incentiveholders who receive Shares pursuant to Section 3.1(c)), as a dividend in kind, such Shareholder’s Pro Rata Share of the Litigation Trust Interests;

(g)

all of the Letters of Credit and Letter of Credit Obligations shall be assumed by Cona in accordance with Section 3.3 and the Letters of Credit shall have been deemed to have been issued pursuant to Cona’s credit facilities or, if one or more of the issuing Lenders of such Letters of Credit is not a lender under Cona’s credit facilities, such Letters of Credit issued by such Lender(s) who are not lenders under Cona’s credit facilities shall have been replaced by Cona (including by way of providing cash collateral or other credit support acceptable to the existing issuer in its sole discretion) prior to the Effective Time and such Letters of Credit issued by such Lenders who are lenders under Cona’s facilities shall have been deemed to have been issued pursuant to Cona’s credit facilities;

(h)

all of the Swap Indebtedness shall be assumed by Cona, and lenders under Cona’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under Cona’s credit facilities, in each case in accordance with Section 3.4;

(i)

each Secured Debtholder shall be entitled to receive, from the funds paid to the Collateral Agent by Cona pursuant to Section 4.3(a), its applicable share of the Secured Debtholder Consideration and Secured Debtholder Interest Amount as determined under the Intercreditor Agreement, all of which shall be, and shall be deemed to be, received in full and final settlement of its Secured Indebtedness;

(j)	after giving effect to the terms of Sections 3.1(g), 3.1(h), and 3.1(i):

(i)

the Obligations of Pengrowth with respect to the Secured Indebtedness and the Secured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished and the Secured Debtholders and the Lender Agent shall have no further recourse against Pengrowth with respect to the Secured Indebtedness;

(ii)	each Secured Debtholder shall have no further right, title or interest in or to the Secured Indebtedness; and

(iii)

the Secured Indebtedness and the Secured Debt Documents (other than the Letters of Credit and Lender Swap Agreements assumed by Cona on the Effective Date) shall be cancelled, and all security interests granted by Pengrowth in respect of the Secured Indebtedness and the Secured Debt Documents shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; provided that as between the Secured Debtholders and the Collateral Agent the Secured Debt Documents shall remain effective for purposes of distributions of the Secured Debtholder Consideration and Secured Debtholder Interest Amount;

(k)

each outstanding Share (other than those held by Dissenting Shareholders but for greater certainty including each Share received by a former Incentiveholder pursuant to Section 3.1(c)) shall be transferred to, and acquired by, Cona (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Shareholder (including for greater certainty each former Incentiveholder who received Shares pursuant to Section 3.1(c)) whose Shares are so transferred shall be entitled to receive from the Depositary, in exchange for each Share so transferred, the Cash Consideration and:

(i)

such Shareholder shall cease to be a holder of the Shares transferred to Cona pursuant to this Section 3.1(k) (and the name of such holder shall be removed from the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time); and

(ii)

Cona shall become the holder of the Shares transferred to it pursuant to this Section 3.1(k) (and Cona’s name shall be added to the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time); and

(l)	the release of the Pengrowth Released Parties and the Secured Debtholder Released Parties pursuant to Section 8.1 shall become effective.

3.2	Secured Debtholder Consideration

For the purposes of determining the Secured Debtholder Consideration: (i) all Secured Indebtedness denominated in GBP shall be converted to U.S.$ based on the GBP/U.S.$ Exchange Rate on the FX Date; and (ii) all Secured Indebtedness denominated in Cdn$ shall be converted to U.S.$ based on the Cdn$/US$ Exchange Rate on the FX Date.

3.3	Letters of Credit

On the Effective Date and at the time set forth in Section 3.1, Cona shall assume, and shall be deemed to assume, each Letter of Credit outstanding immediately prior to the Effective Time and all obligations, liabilities and indebtedness with respect to such Letters of Credit (the “Letter of Credit Obligations”) and Cona shall cause the lender(s) under its credit facilities to deem each Letter of Credit as having been issued pursuant to such credit facilities of Cona or, if one or more of the issuing Lenders of such Letters of Credit is not a lender under Cona’s credit facilities, Cona shall, prior to the Effective Time, replace such Letters of Credit issued by such Lender(s) who are not lenders under Cona’s credit facilities (including by way of providing cash collateral or other credit support acceptable to the existing issuer in its sole discretion) and shall cause the lender(s) under its credit facilities to deem each Letter of Credit which has been issued by issuing Lenders who are lenders under Cona’s Credit Facilities as having been issued pursuant to such credit facilities of Cona. After giving effect to the assumption of the Letters of Credit and Letter of Credit Obligations by Cona on the Effective Date pursuant to this Section 3.3, all obligations, liabilities and indebtedness of Pengrowth with respect to the Letters of Credit shall be, and shall be deemed to have been, irrevocably and finally extinguished.

3.4	Lender Swap Agreements and Swap Indebtedness

On the Effective Date and at the time set forth in Section 3.1, (a) Cona shall assume, and shall be deemed to assume, all Swap Indebtedness, and (b) to the extent that a Swap Lender in respect of a Swap Agreement in force immediately prior to the Effective Time is not a lender under Cona’s credit facilities, Cona shall cause the lender(s) under its credit facilities to novate into the position of such Swap Lender in respect of such Swap Lender’s Swap Indebtedness. After giving effect to the assumption of and novation into the Swap Indebtedness pursuant to this Section 3.4, all rights, obligations, liabilities and indebtedness of Pengrowth with respect to the Lender Swap Agreements and Swap Indebtedness shall be, and shall be deemed to have been, irrevocably and finally extinguished.

Article 4

OUTSTANDING CERTIFICATES AND PAYMENTS

4.1	Certificates and Agreements

From and after the Effective Time, each certificate, note, or agreement formerly representing Shares, Secured Indebtedness, Options or Incentives shall represent only the right to receive:

(a)

in the case of certificates held by Dissenting Shareholders, other than those Dissenting Shareholders who are deemed to have participated in the Arrangement pursuant to Section 5.1, as applicable, the fair value of the Shares represented by such certificates as provided for in the Interim Order and Article 5;

(b)

in the case of all other Shareholders (including for greater certainty former Incentiveholders who receive Shares pursuant to Section 3.1(c)), the amount of Cash Consideration the former holder of Shares represented by the certificate or agreement is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former Shareholder complying with Section 4.2(b); and

(c)

in the case of Secured Debtholders, the amount of Secured Debtholder Consideration and Secured Debtholder Interest Amount the former holder of the Secured Indebtedness represented by the certificate, note or agreement is entitled to in accordance with the terms and subject to the limitations of this Plan.

4.2	Payments by Depositary

(a)

On or prior to the Effective Date, Cona shall deliver or arrange to be delivered to the Depositary the Cash Consideration, in the form of cash in Canadian dollars which, from and after the Effective Time, shall be held by the Depositary as agent and nominee for the Shareholders (including, for greater certainty, Incentiveholders who will receive Shares pursuant to Section 3.1(c)) for distribution to such holders in accordance with the provision of this Section 4.2.

(b)

Subject to Section 4.2(c), upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Shares that were transferred pursuant to Section 3.1(k) hereof, together with a duly completed and executed Shareholder Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate(s) shall be entitled to receive, and the Depositary shall deliver to such holder, the Cash Consideration which such Shareholder has the right to receive under this Plan for such Shares, less any amounts withheld pursuant to Section 4.7 hereof in accordance with the applicable Shareholder Letter of Transmittal, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)	Notwithstanding Section 4.2(b):

(i)

former Incentiveholders who receive Shares pursuant to Section 3.1(c) shall not be required to complete and deliver to the Depositary a Shareholder Letter of Transmittal or surrender for cancellation a certificate representing the Shares received by such former Incentiveholder pursuant to Section 3.1(c) in order to receive the Cash Consideration which such Shareholder has the right to receive under this Plan for such Shares, less any amounts withheld pursuant to Section 4.7; and

(ii)

the Depositary shall be entitled to rely on the LTIP Schedule in determining the Persons entitled to receive, and the amount of, Cash Consideration, less applicable withholdings, in respect of any Shares issued to former Incentiveholders pursuant to Section 3.1(c).

(d)

Neither the Parties nor their respective directors or officers shall have any liability or obligation in respect of any deliveries, directly or indirectly, from the Depositary to the ultimate beneficial recipients of any consideration payable or deliverable pursuant to this Plan.

4.3	Payments by Collateral Agent

(a)

On or prior to the Effective Date, Cona shall deliver or arrange to be delivered to the Collateral Agent the Secured Debtholder Consideration and Secured Debtholder Interest Amount in the form of cash in US$, which from and after the Effective Time shall be held by the Collateral Agent as collateral agent under the Intercreditor Agreement, for distribution to such holders in accordance with the Intercreditor Agreement.

(b)

Neither the Parties nor their respective directors or officers shall have any liability or obligation in respect of any deliveries, directly or indirectly, from the Collateral Agent to the ultimate beneficial recipients of any consideration payable or deliverable pursuant to this Plan.

4.4	Lost Certificates

If any certificate or agreement which immediately prior to the Effective Time represented an interest in outstanding Shares or Incentives that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate or agreement the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cona, Pengrowth and their respective transfer agents in such form as is satisfactory to Cona, Pengrowth and their respective transfer agents.

4.5	No Interest after the Effective Time

(a)

From and after the Effective Time, the Shareholders shall not be entitled to any dividend or other payments on or with respect to Shares other than the cash that they are entitled to receive pursuant to this Plan.

(b)

From and after the Effective Time, the Secured Debtholders shall not be entitled to any payments, obligations or consideration on or with respect to Secured Indebtedness other than the Secured Debtholder Consideration and Secured Debtholder Interest Amount that they are entitled to receive pursuant to and in accordance with this Plan and the Intercreditor Agreement.

4.6	Failure to Deposit Certificates or Agreements

Subject to any applicable laws relating to unclaimed personal property, any certificate or agreement formerly representing Shares or Incentives that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive the consideration hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former Shareholder to receive the consideration for such Shares pursuant to this Plan (and any interest, dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Cona, for no consideration. In such case, any cash (including any interest, dividends or other distributions) shall be returned to Cona.

4.7	Withholdings

Pengrowth, Cona and the Depositary shall be entitled to deduct or withhold from any interest, dividend, amount, or consideration payable to any Shareholder or Incentiveholder such amounts as Pengrowth, Cona or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Shareholders or Incentiveholders, as applicable, in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. For greater certainty, such withholding amounts may be withheld in either cash or Shares. Any payment to Secured Debtholders under or in respect of the Arrangement shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended.

Article 5

DISSENT RIGHTS

5.1	Dissent Rights

Each registered holder of Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Shares and shall only be entitled to be paid by Cona the fair value of such holder’s Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder’s Shares to Cona at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder’s Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved at the Shareholder Meeting. In no event shall Pengrowth or Cona be required to recognize any Dissenting Shareholder as a Voting Party of Pengrowth after the Effective Time and the names of such holders shall be removed from the register of holders of Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Shares.

Article 6

AMENDMENTS

6.1	Amendment of this Plan

(a)

Pengrowth and Cona may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Pengrowth and Cona; (ii) filed with the Court and, if made following the Meetings, approved by the Court; (iii) communicated to and approved by the Voting Parties in the manner required by the Court (if so required); and, (iv) if made following the Meetings, approved by Secured Debtholders.

(b)

Any amendment, modification or supplement to this Plan may be proposed by Pengrowth and Cona at any time prior to or at the Meetings (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Shareholders and Secured Debtholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.

(c)

Any amendment, modification or supplement to this Plan (other than any amendment, modification or supplement to cure any ambiguity, defect or inconsistency in each case not affecting the substantive rights of the Secured Debtholders), which is approved or directed by the Court following the Meetings shall be effective only: (i) if it is consented to by Pengrowth and Cona (each acting reasonably); (ii) if it is consented to by the Secured Debtholders; and (iii) if required by the Court or applicable law, it is consented to by Shareholders.

Article 7

FURTHER ASSURANCES

7.1	Further Acts

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

7.2	Tax Compliance

The Parties agree that Pengrowth shall prepare and deliver to Cona on or prior to the Effective Date all slips, summaries, reports, information returns or other documentation required pursuant to the Tax Act in respect of any transactions with the Shareholders (including any distribution) prior to, or as a result of, the Plan of Arrangement, if any.

7.3	Priority of Plan

From and after the Effective Time: (a) this Plan shall take precedence and priority over any and all rights related to Shares, Secured Indebtedness, Options and Incentives issued prior to the Effective Time; (b) the rights and obligations of the holders of Shares, Secured Indebtedness, Options and Incentives and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Shares, Secured Indebtedness, Options or Incentives shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8

RELEASES

8.1	Release of Released Parties

(a)

On the Effective Date, the Lender Agent, the Lenders, the Noteholders, the Shareholders, the Optionholders and the Incentiveholders shall, and hereby do, forever and irrevocably release and discharge Pengrowth, Cona and each of the WEF Parties and each of their respective present and former directors, officers, employees, representatives, advisors (including legal and financial advisors) and agents (each a “Pengrowth Released Party”) from all present and future demands, actions, causes of action, suits, damages, judgments, executions, expenses, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to the gross negligence, fraud or willful misconduct of the applicable Pengrowth Released Party as determined by the final non-appealable judgment of a court of competent jurisdiction), whether known or unknown, matured or unmatured, or foreseen or unforeseen, based in whole or in part on any act, omission, transaction, duty, responsibility, liability, obligation, dealing or other occurrence, arising on or prior to the Effective Date in connection with the Secured Indebtedness, the Secured Debt Documents, the Shares, the Options, the Option Plan, the Incentives, the Arrangement proceedings, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, the business, affairs, administration and management of Pengrowth, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this Section 8.1(a) shall release or discharge any Pengrowth Released Party from or in respect of its obligations under this Plan.

(b)

On the Effective Date, Pengrowth, the Shareholders, the Optionholders, the Incentiveholders, Cona and each of the WEF Parties shall, and hereby do, forever and irrevocably release and discharge each Secured Debtholder and each present and former director, officer, employee, representative, advisor (including legal and financial advisors) and agent of such Secured Debtholder (each a “Secured Debtholder Released Party”) from all present and future demands, actions, causes of action, suits, damages, judgments, executions, expenses, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to the gross negligence, fraud or willful misconduct of the applicable Secured Debtholder Released Party as determined by the final non-appealable judgment of a court of competent jurisdiction), whether known or unknown, matured or unmatured, or foreseen or unforeseen, based in whole or in part on any act, omission, transaction, duty, responsibility, liability, obligation, dealing or other occurrence, arising on or prior to the Effective Date in connection with the Secured Indebtedness, the Secured Debt Documents, the Shares, the Options, the Option Plan, the Incentives, the Arrangement proceedings, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this Section 8.1(b) shall release or discharge any Secured Debtholder Released Party from or in respect of its obligations under this Plan.

APPENDIX D

FAIRNESS OPINION

October 31, 2019

The Board of Directors of Pengrowth Energy Corporation

1900, 222 – 3rd Avenue S.W.

Calgary, AB T2P 0B4

To the Board of Directors of Pengrowth Energy Corporation:

Tudor, Pickering, Holt & Co. Securities – Canada, ULC (“TPH”, “we” or “us”) understands that Pengrowth Energy Corporation (“Pengrowth” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with, among others, Cona Resources Ltd. (the “Purchaser”) providing for, among other things, (i) the repayment by the Purchaser of the outstanding principal amount owing under the Company’s credit facility (the “Credit Facility”) and secured notes (the “Notes”, and together with the Credit Facility, the “Secured Debt”) up to closing of the Arrangement (as defined below), plus accrued and unpaid interest to the date of the Arrangement Agreement (and, if the Arrangement does not close by December 31, 2019, accrued interest on the Secured Debt for the period from and after January 1, 2020); and (ii) the acquisition by the Purchaser of all of the issued and outstanding common shares of the Company (the “Shares”) pursuant to which each holder of Shares (a “Shareholder”) will be entitled to receive, in exchange for each Share held, $0.05 per Share in cash (the “Cash Consideration”) plus a dividend payment equal to the pro rata share of any amount received by Pengrowth in respect of the deposit under the purchase and sale agreement between Pengrowth and Grand Valley Resources Corp. dated March 17, 2017, with such payment, if any, to be held in a trust to be established between Pengrowth and a trustee determined by the Company (the “Dividend”), pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Plan of Arrangement”, and together with the Arrangement Agreement, the “Arrangement”).

Completion of the Arrangement will be conditional upon, among other things, approval by (i) the Court of Queen’s Bench of Alberta; (ii) approval by not less than 662/3% of the votes cast by the Shareholders and, if required by MI 61 101, majority approval after excluding the votes cast in respect of Shares, as applicable, held by persons whose votes may not be included in determining if such minority approval is obtained in accordance with MI 61 101, in each case who are present in person or represented by proxy at a meeting (“Shareholder Meeting”) of Shareholders called to consider the Arrangement; and (iii) approval by the lenders under the Credit Facility (“Lenders”) and the holders of the Notes (“Noteholders”, and together with the Lenders, the “Secured Debtholders”) holding in the aggregate not less than 662/3% of the Secured Debt present in person or represented by proxy at a meeting of Secured Debtholders (and together with the Shareholder Meeting, collectively the “Meetings” and each a “Meeting”) called to consider the Arrangement voting together as a single class. We understand that the terms and conditions of the Arrangement will be described in a management information circular of the Company and related documents (the “Information Circular”) that will be mailed to the Shareholders in connection with the Shareholder Meeting.

We also understand that the Purchaser will enter into voting support agreements (the “Support Agreements”) with each director and officer of the Company (the “Supporting Shareholders”) pursuant to which such Supporting Shareholders will, among other things, agree to vote all Shares owned or controlled by them in favour of the Arrangement, subject to the terms of the Support Agreements, and, as noted above, may enter into Support Agreements with Secured Debtholders pursuant to which such Secured Debtholders will, among other things, agree to vote in favour of the Arrangement.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

We also understand, and have assumed, that Pengrowth has entered into an agreement with the Lenders to extend the maturity date of the Credit Facility from October 31, 2019 to November 29, 2019 (or November 15, 2019 if the Company does not obtain an extension of the maturity date of the Notes to November 29, 2019) to facilitate the completion of the Arrangement, and that Pengrowth and the Lenders will enter into further agreements to extend the maturity date of the Credit Facility to facilitate closing of the Arrangement. We have also assumed that consent of the Lenders and the Noteholders relating to Pengrowth entering into the Arrangement Agreement and to certain adjustments to the payment of interest under the Credit Facility and the Note purchase agreements, as applicable, will be obtained.

This opinion letter has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this opinion letter.

Capitalized terms referred to herein and not otherwise defined have the same meaning as set forth in the Arrangement Agreement.

Engagement of TPH

Perella Weinberg Partners LP (together with its corporate advisory affiliates, including Tudor, Pickering, Holt & Co. Securities – Canada, ULC ( “TPH”)) was formally retained by Pengrowth on March 5, 2019 (the “Engagement Agreement”) as financial advisor to the Company effective January 17, 2019 to, among other things, provide the board of directors of the Company (the “Board of Directors”) with its analysis and consideration of the various financial and strategic alternatives available to the Company and to identify and evaluate potential transactions. Pursuant to the Engagement Agreement (as amended effective October 28, 2019) and in connection with the Arrangement, the Board of Directors has requested that TPH prepare and deliver to the Board of Directors a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Cash Consideration to be received by Shareholders pursuant to the Arrangement.

TPH will be paid a fixed fee for rendering its Opinion regardless of the outcome of the Arrangement. TPH will also be paid a fee that is contingent on the completion of the Arrangement or certain alternative transactions. If the Arrangement is completed, a portion of the Opinion fee will be credited against any fee payable upon completion of the Arrangement. The Company has also agreed to reimburse TPH for its reasonable out-of-pocket expenses and to indemnify TPH in respect of certain liabilities that might arise out of our engagement.

TPH understands that this Opinion and a summary thereof will be included in the Information Circular and, subject to the terms of the Engagement Agreement, TPH consents to such disclosure.

Credentials of TPH

TPH is an independent investment bank dedicated exclusively to the energy sector with expertise in corporate finance, mergers, acquisitions, divestitures, debt and equity sales, research and trading. The Opinion expressed herein is the opinion of TPH and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divesture, valuation and fairness opinion matters.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Independence of TPH

None of TPH, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of the Company or the Purchaser or any of their respective associates or affiliates. TPH is acting as financial advisor to the Company and the Board of Directors under the Engagement Agreement. None of TPH, its associates or affiliates has acted as an advisor, agent or underwriter to the Purchaser or any of their respective associates or affiliates in connection with any other matter.

There are no current understandings, agreements or commitments between TPH and the Company or the Purchaser with respect to future business. TPH may in the future, in the ordinary course of business, provide financial advisory or investment banking or other services to the Company, the Purchaser or their successors, associates or affiliates.

TPH acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may have today or in the future positions in the securities of the Company or the Purchaser, and may have executed or may execute transactions on behalf of the Company, the Purchaser or clients for which it received or may receive compensation. As an investment dealer, TPH conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to the Company or the Purchaser.

Scope of Review

In connection with rendering this Opinion, we have reviewed and relied upon, among other things, the following:

1.	meetings and discussions with senior management and other representatives of the Company;
2.

meetings and discussions with the independent third party reserve evaluation engineering firm responsible for conducting reviews of the estimated reserve volumes and values associated with the Company’s assets, specifically including the Lindbergh thermal oil project;

3.	presentations on the Company’s assets and operations as provided by Company management to potential buyers;
4.	the most recent draft of the Arrangement Agreement between the Company and the Purchaser, dated as the of the date of this Opinion;
5.	the most recent draft of the Plan of Arrangement, dated as the of the date of this Opinion;
6.	the most recent draft of the disclosure letter from the Company to the Purchaser, dated as of the date of this Opinion;
7.	the most recent draft of the form of Support Agreements, dated as the of the date of this Opinion;
8.	audited Consolidated Financial Statements of the Company for each of the three years ended December 31, 2016 through 2018;
9.	Management’s Discussion and Analysis of financial results of the Company for each of the three years ended December 31, 2016 through 2018;
10.	the unaudited Consolidated Financial Statements of the Company for the quarter ended June 30, 2019;
11.	the Management’s Discussion and Analysis of financial results of the Company for the quarter ended June 30, 2019;
12.	a weekly cash flow projection prepared by management of the Company for the period of November 1, 2019 through December 31, 2019;
13.	a schedule of Shares and incentive securities outstanding as of September 30, 2019;
14.	credit agreements related to the Credit Facility and credit extensions provided by the Company’s Lenders;
15.

the terms of the Notes and extensions provided by the secured noteholders including the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019;

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

16.

discussions undertaken with the financial advisors to the Lenders and the Notes including specific feedback on how the Lenders and the Notes may react to potential transaction outcomes and/or transaction structures;

17.	meetings held with the Lenders and the Notes, and their respective advisors, including questions and subsequent feedback from the meetings;
18.	unaudited projected business plan and financial projections for the Company prepared by management of the Company for the years ending December 31, 2020 through 2024;
19.

access to data on the Company’s assets and operations including lease operating statements, land summaries, well lists, production reports, environmental and regulatory data, facilities information, and market contracts;

20.	management’s estimate of transaction costs to closing;
21.

an evaluation of the Company’s reserve volumes and associated reserve values as prepared by GLJ Petroleum Consultants Ltd. as of January 1, 2019 for all properties except the Lindbergh thermal oil project, and as of June 30, 2019 for the Lindbergh thermal oil project, and run on various commodity price scenarios including futures strip pricing;

22.	information relating to the Dividend, specifically including input from management regarding the timing, amount and probability of receipt of any cash amount in respect of the Dividend;
23.	public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;
24.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
25.	feedback received from potential transaction counterparties collected during a broad marketing process that commenced in March 2019, with proposals due June 2019;
26.	extensive discussions with and feedback received from counterparties that submitted proposals from June 2019 to October 2019;
27.	public information regarding the Canadian oil and gas industry, including current and expected future oil and natural gas prices;
28.	public information regarding economic information including interest rates, exchange rates and other economic data considered relevant;
29.	public information regarding North American capital markets;
30.	selected research reports published by equity analysts considered relevant;
31.	discussions with senior management of the Company regarding the Company’s capital structure and liquidity, including constraints on the Company’s business and the effect on equity values;
32.

representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based (the “Representation Letter”);

33.	discussions with capital providers to the Purchaser;
34.

discussions with senior management of the Company and legal counsel to the Company, with respect to various matters relating to the Company and the definitive agreements between the Company and the Purchaser; and

35.	such other corporate, industry and financial market information, investigations and analyses as we considered necessary or appropriate in the circumstances.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Assumption and Limitations

This Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Shares or any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and this Opinion should not be construed as such.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and this Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to nor have we attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data and operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects, and we express no view as to the assumptions or methodologies upon which they are based.

We have assumed that the Arrangement Agreement executed by the parties will be in substantially the form of the draft provided to us, that all of the representations and warranties contained in the draft Arrangement Agreement are true, accurate and complete as of the date hereof. We have also assumed that the Arrangement will be completed substantially in accordance with its terms and in compliance with all applicable laws, and that the Information Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

In giving our Opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement we did not include any amount in respect of the Dividend in our analysis given the contingent nature and uncertain timing for receipt of such payment.

Further, our Opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received by Shareholders pursuant to the Arrangement did not take into account the financial implications to the Company attributable to the maturity of, or any covenant compliance considerations in respect of, the Secured Debt and any actions that may be taken by the Secured Debtholders thereto (including following expiration of the extension of the maturity of the Credit Facility or Notes maturity).

While we understand the Company may seek to implement an alternative transaction with the Purchaser (an “Alternative Transaction”) if the requisite consents and approvals required to effect the Arrangement are not received by the Company and that, in the event of an Alternative Transaction, there is no expectation that Shareholders will receive any consideration in exchange for their Shares, an Alternative Transaction is not the subject of this Opinion and no opinion is expressed with respect to such Alternative Transaction.

The Company has represented to us, in the Representation Letter, among other things, that (i) the information, data and other material (financial or otherwise) concerning the Company, any of its subsidiaries, the assets and business subject to the Arrangement and the Arrangement provided, orally or in writing, by or on behalf of the Company to us (collectively, the “Information”) was, at the date the Information was provided to us, and is, at the date hereof except to the extent that any changes or occurrences since the date the Information was provided render, or could reasonably be expected to render,

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

any of the Information untrue or misleading in any material respect, such changes or occurrences have been disclosed, by or on behalf of the Company, generally or to us, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined under Canadian securities laws) or omit to state any material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to us, no material transaction has been entered into by the Company or any of its subsidiaries, and the Company has no material plans and management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, business, operations, affairs, prospects or condition (financial or otherwise) of the Company, the assets and businesses subject to the Arrangement or this Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes.

This Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

We understand that amounts owing under the Credit Facility are due within one month of the date of this Opinion, that the Company could not repay such amounts and that the Company has no ability to access capital to allow it to repay such amounts. We are also informed that the Lenders under the Credit Facility may proceed to demand repayment of all outstanding amounts under the Credit Facility immediately (and realize on their security in that regard) upon such amounts coming due. Based on this circumstance, we are informed by the Company that if it does not enter into the Arrangement Agreement and the Lenders under the Credit Facility demand repayment of amounts owing thereunder, the Company would seek to take advantage of legislation which would protect it from immediate realization of such Lenders against the Company’s assets and otherwise allow for an orderly liquidation of the Company to repay such amounts and the amounts owing under the Notes.

We also note that in the current economic environment, owners and buyers of Canadian oil and gas assets have extremely limited access to equity or debt capital. This circumstance severely limits the market for the Company and its assets and reduces the prices that may be realized on the disposition of those assets to historically low levels.

This Opinion is being provided to the Board of Directors for its exclusive use only in considering the Arrangement and, except as expressly provided herein, may not be referred to, published, summarized, circulated or reproduced, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of TPH. This Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement and the Arrangement nor as a recommendation to any Shareholder as to how to vote or act at the Shareholder Meeting or as an opinion concerning the trading price or value of any securities of the Company following the announcement of the Arrangement.

TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw this Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this Opinion, to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Cash Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 2H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

APPENDIX E

SECTION 191 OF THE ABCA

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meetings of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meetings or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examination for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

RSA 2000 cB 9 s191;2005 c40 s7;2009 c53 s30

E - 4